Form 10-K, Exhibit 13
period 1994-01-01
CONTROL DATA SYSTEMS INC
filed 1994-03-24
CIK 887309

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Control Data Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Control Data Systems, Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 1, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Control Data Systems, Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 1994 in conformity with generally accepted accounting principles.




KPMG Peat Marwick
Minneapolis, Minnesota
January 28, 1994

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (In Millions)


OVERVIEW. The Company is a systems integrator, developing and implementing open systems solutions for the operational problems of customers worldwide. The Company relies upon its computer professionals to provide the consulting services required to define, develop, install and maintain computer-based solutions. The Company has a growing family of open systems technology partners and suppliers offering a range of hardware platforms and software products which the Company then customizes for a particular customer environment. These integration/consulting services - Control Data Brainware-TM- - are based upon the Company's 37 years of experience in implementing leading-edge solutions for complex computing environments. The Company serves customers in technical, government and commercial markets.

The Company was established through Ceridian Corporation's ("Ceridian") transfer of its Computer Products business to the Company and Ceridian's subsequent distribution, in July 1992, of the Company's stock as a dividend to Ceridian's stockholders.

REVENUES BY CATEGORY

                             1993     Change       1992     Change       1991
- -----------------------------------------------------------------------------
Open systems hardware
  sales and rentals       $ 145.0      10.5%    $ 131.2       8.8%    $ 120.6
Consulting and other
  services and software     144.1      (0.6%)     145.0       6.5%      136.2
- -----------------------------------------------------------------------------
    Integration services    289.1       4.7%      276.2       7.6%      256.8
Proprietary systems
  hardware sales and
  rentals                    52.7     (51.3%)     108.3     (36.7%)     171.0
Hardware maintenance        110.0     (17.0%)     132.5      (9.1%)     145.8
- -----------------------------------------------------------------------------
  Total revenues          $ 451.8     (12.6%)   $ 517.0      (9.9%)   $ 573.6
- -----------------------------------------------------------------------------

REVENUES BY GEOGRAPHY

                             1993     Change       1992     Change       1991
- -----------------------------------------------------------------------------
Americas                  $ 206.3       6.3%    $ 194.1     (21.4%)   $ 246.9
Europe                      171.7     (33.2%)     257.0       0.2%      256.6
Asia                         73.8      12.0%       65.9      (6.0%)      70.1
- -----------------------------------------------------------------------------
  Total revenues          $ 451.8     (12.6%)   $ 517.0      (9.9%)   $ 573.6
- -----------------------------------------------------------------------------

Revenues for 1993 of $451.8 million decreased 12.6% from 1992 revenues of $517.0 million. This decrease occurred primarily in the sales, rentals and maintenance of proprietary products, which is the continuation of the revenue trend associated with the Company's transition from a provider of proprietary products to a systems integration company.

Increases in integration services revenues in the Americas and Asia of 36.9% and 44.7%, respectively, were offset by a decline in Europe of 21.8%, resulting in an overall increase of 4.7%. Business activity in Europe in the second half of 1993 was significantly impacted by the continued economic downturn in the majority of the countries in which the Company has operations. Revenues from European operations represented 38.0% of the Company's total revenues in 1993, down from 49.7% a year ago.

Revenues for 1992 of $517.0 million decreased 9.9% from 1991 revenues of $573.6 million. This decrease is also attributed to the Company's transition to a systems integration company as more fully described above.

COST OF REVENUES AND GROSS PROFIT

                             1993     Change       1992     Change       1991
- -----------------------------------------------------------------------------
Cost of revenues          $ 285.4     (11.0%)   $ 320.7     (17.3%)   $ 388.0
Percentage of revenues       63.2%                 62.0%                 67.6%
- -----------------------------------------------------------------------------
Gross profit              $ 166.4     (15.2%)   $ 196.3       5.8%    $ 185.6
Percentage of revenues       36.8%                 38.0%                 32.4%
- -----------------------------------------------------------------------------

The decrease in gross profit margins in 1993 was largely due to an increase in integration services revenues as a percentage of total revenues in 1993 (64.0%) compared with last year (53.4%) and reduced gross margins on open systems hardware products obtained from Original Equipment Manufacturers due to continued pricing pressures. Included in gross profit in 1993 is $4.0 million relating to a contract with Russia's Research Development Institute of Power Engineering for six mainframe computer systems which were installed in 1990.

The increase in gross profit margins in 1992 is principally due to improved margins on all revenue categories, resulting partly from increased productivity and cost reductions from restructuring actions.

OPERATING EXPENSES

                             1993     Change       1992     Change       1991
- -----------------------------------------------------------------------------
Selling, general
  and administrative      $ 139.5     (15.1%)   $ 164.3       1.7%    $ 161.5
Percentage of revenues       30.9%                 31.8%                 28.2%
Technical                 $  23.8     (40.5%)   $  40.0      (5.7%)   $  42.4
Percentage of revenues        5.3%                  7.7%                  7.4%
Restructuring and
  other charges                 -    (100.0%)   $ 129.8     443.1%    $  23.9
Percentage of revenues          -                  25.1%                  4.2%
- -----------------------------------------------------------------------------

SELLING, GENERAL AND ADMINISTRATIVE (SG&A). The decrease in SG&A results from the downsizing actions taken over the past 18 months, offset to some extent by SG&A expenses assumed in acquisitions completed in June and October of 1993. Also contributing to the decrease were reduced provisions for doubtful accounts and the absence of Ceridian administrative cost allocations which were included in the first seven months of 1992.

TECHNICAL. The decrease in technical expense is an ongoing trend as the Company continues its transition from a provider of proprietary products to a systems integration company. The Company received proceeds from Silicon Graphics, Inc. of $1.95 million in 1993 and $0.5 million in 1992 to offset costs of certain research and development projects.

RESTRUCTURING AND OTHER CHARGES. The 1992 restructuring charge was $114.9 million and was taken in connection with the Company's spin-off from Ceridian. For additional information regarding this charge, see note 5 of Notes to Consolidated Financial Statements.

Cash expenditures for restructuring actions totalled $25.0 million in 1993 and $31.4 million in 1992.

In June 1992, the Company also recorded a pre-tax charge of $14.9 million related to a change in valuation of spare parts inventory. For additional information regarding this charge, see note 1(j) of Notes to Consolidated Financial Statements.

NONOPERATING INCOME

                             1993     Change       1992     Change       1991
- -----------------------------------------------------------------------------
Nonoperating income       $   7.8      47.2%    $   5.3      96.3%    $   2.7
Percentage of revenues        1.7%                  1.0%                  0.5%
- -----------------------------------------------------------------------------

INTEREST EXPENSE. Interest expense decreased in 1993 due to decreased short-term borrowings in certain international subsidiaries.

INTEREST INCOME. Interest income increased in 1993 due to higher average daily cash and short-term investments balances versus 1992.

OTHER INCOME. Other income decreased in 1993 due to foreign currency transaction losses of $0.3 million in 1993 versus $1.6 million of foreign currency transaction gains in 1992 and $0.7 million of losses in affiliates, offset in part by a $1.5 million gain from the sale of an investment in common stock of Silicon Graphics, Inc.

The increase in 1992 from 1991 is due primarily to foreign currency transaction gains of $1.6 million in 1992 versus foreign currency transaction losses of $2.1 million in 1991.

PROVISION FOR INCOME TAXES

                             1993     Change       1992     Change       1991
- -----------------------------------------------------------------------------
Provision for income taxes  $ 1.9      18.8%    $   1.6     (64.4%)   $   4.5
Percentage of revenues       0.4%                  0.3%                  0.8%
- -----------------------------------------------------------------------------

The provisions for income taxes in 1993, 1992 and 1991 relate primarily to foreign income taxes on the earnings of the Company's foreign subsidiaries and state franchise and foreign withholding taxes on certain United States income.

The 1993 effective tax rate of 16.9% was favorably impacted by the utilization of net operating loss carryforwards in certain international subsidiaries. See note 8 of Notes to Consolidated Financial Statements, which describes the differences between the U.S. statutory and effective income tax rates.

NET EARNINGS (LOSS) AND EARNINGS (LOSS) PER SHARE

                             1993     Change       1992     Change       1991
- -----------------------------------------------------------------------------
Net earnings (loss)       $   9.1     106.8%    $(134.0)   (204.5%)   $ (44.0)
Percentage of revenues        2.0%               (25.9%)                (7.7%)
Earnings (loss) per
  share                   $  0.66               $(12.03)              $ (4.14)
- -----------------------------------------------------------------------------

NET EARNINGS (LOSS). Net earnings for 1993 were $9.1 million compared with a net loss for 1992 of $134.0 million and a net loss for 1991 of $44.0 million.

The 1992 net loss is primarily attributable to the $129.8 million restructuring and other charges recognized in the second quarter of 1992 associated with the spin-off from Ceridian. The improvement in net earnings for 1993 from 1992, exclusive of the restructuring and other charges, is a result of the reduction in operating expenses necessary to complete the Company's transition to a systems integration company. The 1991 net loss included restructuring charges of $23.9 million.

OUTLOOK

The following factors, among others, should be considered in evaluating the Company's outlook.

GENERAL. The Company participates in the systems integration segment of the information systems and services market. This segment is projected to grow in excess of 15% per year over the next four years. Equipment manufacturers, large consulting firms and traditional systems integrators also compete in this market segment. However, there are many smaller firms also active in this segment with no one firm having a dominant position.

REVENUES. As the Company has been transitioning from a proprietary products company to a systems integrator, revenue has been declining on a year-to-year basis, due to decreases in proprietary product and maintenance service volumes, offset in part by increasing integration services activity. The decline in proprietary product sales and maintenance services is expected to continue in 1994. Integration services revenues are expected to increase in 1994 over 1993 levels, due in part to the Company's recently completed acquisitions of Evernet, DataSelskapet, Antares and MICHAEL Business Systems.

COST OF REVENUES. The Company's cost of revenues as a percentage of total revenues increased in 1993 from 1992, resulting in lower gross profit margins. Gross profit margins are expected to decline further in 1994, due to lower proprietary product sales volume and an increasing percentage of open systems hardware sales and rentals (due in part to the recent acquisitions).

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses declined in 1993 from 1992, resulting primarily from the downsizing actions taken over the past 18 months. SG&A expenses are expected to decrease as a percentage of revenues in 1994, as revenues are expected to increase at a faster rate than SG&A expenses, including the expenses of the acquired businesses.

TECHNICAL EXPENSES. Technical spending declined in 1993, and is expected to decline further in 1994 as the Company continues to transition from a provider of proprietary products to a systems integrator.

INCOME TAX RATE. In total, the Company has $110.0 million of deferred tax assets at January 1, 1994. However, the Company maintains significant operations outside the United States that, if profitable, will be subject to corporate income taxes in 1994. Consequently, the Company's 1994 tax rate will be highly dependent on its geographic distribution of earnings, and therefore volatile.

FOREIGN EXCHANGE. A large percentage of the Company's revenues is transacted in local currencies. As a result, the Company's revenues are subject to foreign exchange rate fluctuations.

ACCOUNTING STANDARDS. Accounting standards promulgated by the Financial Accounting Standards Board change periodically. Changes in such standards, including currently proposed changes in accounting for employee stock option plans, may have a negative impact on the Company's future reported earnings.

OTHER. See Notes to Consolidated Financial Statements regarding other factors concerning the Company.

FINANCIAL CONDITION

The Company's cash and short-term investments totaled $81.6 million at January 1, 1994 and represented 23.1% of total assets.

The Company has no long-term debt. Stockholders' equity at January 1, 1994 was $175.2 million.

Total cash and short-term investment balances decreased by $52.8 million in 1993 primarily due to the acquisitions of Evernet, DataSelskapet and Antares which totaled $15.6 million for purchase of equity and $4.0 million for repayment of debt associated with the acquired companies, and restructure payments of $25.0 million.

Cash used in operations was $22.7 million in 1993 due to restructuring payments of $25.0 million and a net change in working capital items of $24.9 million (primarily an increase in trade and other receivables and inventories of $20.5 million) partially offset by depreciation and amortization of $19.9 million and net earnings of $9.1 million.

Stockholders' equity increased by $16.0 million in 1993. This increase resulted primarily from the $9.1 million of net earnings for 1993 and the common stock and warrants issued in connection with the acquisition of Evernet of $9.1 million.

Capital expenditures in 1993 declined from 1992 due to the decline of the proprietary lease business.

As of January 1, 1994, the Company has available up to $26.7 million under bank lines of credit in certain international subsidiaries and a U.S. credit agreement which provides up to $10.0 million in unsecured short-term financing.

The Company still has $32.3 million of restructure obligations, $21.7 million of which are expected to be paid in 1994. In addition, pressure on gross margins is expected to continue, reflecting the shift in revenue mix towards open systems products and downward price pressures facing resellers of computer equipment. The Company's operations are highly decentralized and geographically dispersed, which constrains the ability to quickly reduce certain infrastructure costs if revenue volumes unexpectedly decline. Additionally, timing of product orders by customers may cause operating earnings to fluctuate between periods. Despite these factors, the above-mentioned funds are expected to be sufficient to meet the Company's operating requirements in 1994. To the extent it may be necessary to supplement these sources of cash to take advantage of business opportunities as they present themselves, the Company could seek financing from strategic investors and through future debt or equity financing in the public or private markets. The ability of the Company to borrow money or to sell debt or equity securities will depend on its results of operations, financial condition and business prospects, as well as on conditions then prevailing in the computer industry and the relevant capital markets.

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except employee and per share data)

OPERATING DATA                                                                    Years Ended
- --------------------------------------------------------------------------------------------------------------------------
                                                       January 1,    January 2,   December 31,  December 31,  December 31,
                                                          1994          1993          1991          1990            1989
- --------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                         $  451,835    $  516,979    $  573,643    $  578,010    $  833,590*
TOTAL COST OF REVENUES                                    285,448       320,728**     388,027**     336,390       513,931
- --------------------------------------------------------------------------------------------------------------------------
  Gross Profit                                            166,387       196,251       185,616       241,620       319,659

OPERATING EXPENSES:
  Selling, general and administrative                     139,467       164,312       161,510       157,727       211,778
  Technical                                                23,782        39,953**      42,352**      74,898       122,469
  Change in the valuation of spare parts inventory              -        14,900             -             -             -
  Restructuring                                                 -       114,900        23,894         4,123       132,868
- --------------------------------------------------------------------------------------------------------------------------
    Total operating expenses                              163,249       334,065       227,756       236,748       467,115
- --------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) from operations                         3,138      (137,814)      (42,140)        4,872      (147,456)

OTHER INCOME (EXPENSES), NET                                7,832         5,338         2,669        24,972       (11,849)
- --------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) before income taxes                    10,970      (132,476)      (39,471)       29,844      (159,305)

PROVISION FOR INCOME TAXES                                  1,850         1,558         4,523        11,117           424
- --------------------------------------------------------------------------------------------------------------------------
    Net earnings (loss)                                $    9,120    $ (134,034)   $  (43,994)   $   18,727    $ (159,729)
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per common share and
  common share equivalents                             $     0.66    $   (12.03)   $    (4.14)   $     1.76    $   (15.12)
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding
  (in thousands)                                           13,764        11,138        10,632        10,629        10,564
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA                                                                   As of
- --------------------------------------------------------------------------------------------------------------------------
                                                       January 1,    January 2,   December 31,  December 31,  December 31,
                                                          1994          1993          1991          1990          1989
- --------------------------------------------------------------------------------------------------------------------------
  Cash and short-term investments                      $   81,635    $  134,423    $   13,504    $   25,408    $   41,488
  Total assets                                            352,923       373,522       373,485       423,705       535,706
  Working capital                                         133,868       160,816       126,782       145,055       172,633
  Debt obligations                                          1,891         9,768        16,529         4,320        41,832
  Stockholders' equity                                    175,176       159,207       192,030       236,568       308,382

STATISTICAL DATA
- --------------------------------------------------------------------------------------------------------------------------
  Number of employees                                       3,142         3,285         3,918         4,498         5,488
  Revenue/employee (average; in thousands)             $      142    $      144    $      136    $      116    $      105

   * Revenues in 1989 include $180.3 million from operations sold or discontinued during the year.
  ** Technical expenses of $10.5 million and $12.7 million were reclassified to cost of revenues in 1992 and 1991, respectively.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

                                                                               Years Ended
- ----------------------------------------------------------------------------------------------------------
                                                                 January 1,     January 2,   December 31,
                                                                       1994           1993           1991
- ----------------------------------------------------------------------------------------------------------
REVENUES:
  Net sales                                                       $ 204,069     $  243,652      $ 278,076
  Net rentals                                                        29,903         39,142         49,678
  Services                                                          217,863        234,185        245,889
- ----------------------------------------------------------------------------------------------------------
    Total revenues                                                  451,835        516,979        573,643

COST OF REVENUES:
  Net sales                                                         129,085        140,399        188,761
  Net rentals                                                        12,000         18,890         29,083
  Services                                                          144,363        161,439        170,183
- ----------------------------------------------------------------------------------------------------------
    Total cost of revenues                                          285,448        320,728        388,027
- ----------------------------------------------------------------------------------------------------------
    Gross profit                                                    166,387        196,251        185,616

OPERATING EXPENSES:
  Selling, general and administrative                               139,467        164,312        161,510
  Technical                                                          23,782         39,953         42,352
  Change in the valuation of spare parts inventory                        -         14,900              -
  Restructuring                                                           -        114,900         23,894
- ----------------------------------------------------------------------------------------------------------
    Total operating expenses                                        163,249        334,065        227,756
- ----------------------------------------------------------------------------------------------------------
    Earnings (loss) from operations                                   3,138       (137,814)       (42,140)

OTHER INCOME (EXPENSES):
  Interest expense                                                   (1,953)        (2,212)        (4,158)
  Interest income                                                     6,235          2,391          2,570
  Other income, net                                                   3,550          5,159          4,257
- ----------------------------------------------------------------------------------------------------------
    Total other income, net                                           7,832          5,338          2,669
- ----------------------------------------------------------------------------------------------------------
    Earnings (loss) before income taxes                              10,970       (132,476)       (39,471)

PROVISION FOR INCOME TAXES                                            1,850          1,558          4,523
- ----------------------------------------------------------------------------------------------------------
    Net earnings (loss)                                           $   9,120     $ (134,034)     $ (43,994)
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------
Net earnings (loss) per common share and common
  share equivalents                                               $    0.66     $   (12.03)     $   (4.14)
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding (in thousands)            13,764         11,138         10,632
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

                                                                 January 1,     January 2,
ASSETS                                                                 1994           1993
- -------------------------------------------------------------------------------------------
Current assets:
  Cash and short-term investments                                $   81,635      $ 134,423
  Trade and other receivables                                       125,470        110,059
  Inventories                                                        56,222         50,059
  Prepaid expenses and other current assets                           7,898          8,720
- -------------------------------------------------------------------------------------------
    Total current assets                                            271,225        303,261

Investments and advances                                                615          2,495
Property and equipment, net                                          28,058         33,490
Leased and data center equipment, net                                 4,779          9,958
Noncurrent trade receivables                                         11,638         16,270
Goodwill, net                                                        27,842              -
Other noncurrent assets                                               8,766          8,048
- -------------------------------------------------------------------------------------------
    Total assets                                                  $ 352,923      $ 373,522
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------

                                                                 January 1,     January 2,
LIABILITIES AND STOCKHOLDERS' EQUITY                                   1994           1993
- -------------------------------------------------------------------------------------------
Current liabilities:
  Notes payable and current portion
    of long-term obligations                                    $     1,891    $     2,643
  Accounts payable                                                   35,212         26,601
  Customer advances and deferred income                              19,665         12,461
  Accrued taxes                                                       4,104          8,675
  Accrued salaries and wages                                         16,620         22,673
  Restructure reserves, current portion                              21,722         29,000
  Other accrued expenses                                             38,143         40,392
- -------------------------------------------------------------------------------------------
    Total current liabilities                                       137,357        142,445

Long-term obligations, less current portion                               -          7,125
Deferred income taxes                                                 1,123            379
Restructure reserves, less current portion                           10,554         31,398
Pension liabilities                                                  27,870         30,325
Other noncurrent liabilities                                            843          2,643
- -------------------------------------------------------------------------------------------
    Total liabilities                                               177,747        214,315

Stockholders' equity:
  Preferred stock, par value $.01 per share, authorized
    5,000,000 shares; none issued and outstanding                         -              -
  Common stock, par value $.01 per share, authorized
    50,000,000 shares; issued and outstanding
    13,598,668 and 12,481,660 shares as of
    January 1, 1994 and January 2, 1993, respectively                   136            125
  Additional paid-in capital                                        159,683        145,965
  Retained earnings                                                  23,162         14,042
  Minimum pension liability adjustment                               (4,722)             -
  Foreign currency translation adjustment                            (3,083)          (925)
- -------------------------------------------------------------------------------------------
    Total stockholders' equity                                      175,176        159,207
- -------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                    $ 352,923      $ 373,522
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars and shares in thousands)

                                                Common Stock                            Minimum     Foreign    Investment
                                              -----------------  Additional             Pension    Currency    By/Advances
                                              Number of            Paid-In  Retained   Liability  Translation     from
                                               Shares    Amount    Capital  Earnings  Adjustment  Adjustment     Ceridian    Total
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1990                        -    $   -  $       -  $       -    $     -      $ 3,719   $ 232,849  $ 236,568

  Foreign currency translation adjustment           -        -          -          -          -       (3,744)          -     (3,744)
  Net loss                                          -        -          -          -          -            -     (43,994)   (43,994)
  Net transactions with Ceridian                    -        -          -          -          -            -       3,200      3,200
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                        -        -          -          -          -          (25)    192,055    192,030

  Issuance of common stock                     10,667      107          -          -          -            -           -        107
  Ceridian contribution                             -        -    102,000          -          -            -           -    102,000
  Issuance of common stock to
    Silicon Graphics, Inc.,
    net of issuance costs                       1,185       12     13,665          -          -            -           -     13,677
  Issuance of common stock to
    NEC Corporation                               624        6      5,265          -          -            -           -      5,271
  Exercises of stock options                        6        -         27          -          -            -           -         27
  Forgiveness of intercompany
    amount due to Ceridian                          -        -     25,008          -          -            -     (25,008)         -
Foreign currency translation adjustment             -        -          -          -          -         (900)          -       (900)
  Net loss for the year                             -        -          -   (134,034)         -            -           -   (134,034)
  Net loss, prior to spin-off                       -        -          -    148,076          -            -    (148,076)        --
  Net transactions with Ceridian                    -        -          -          -          -            -     (18,971)   (18,971)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1993                     12,482      125    145,965     14,042          -         (925)          -    159,207

  Issuance of common stock under the
    Employee Stock Purchase Plan                   30        -        311          -          -            -           -        311
  Issuance of common stock to acquire
    Evernet Systems, Inc.                         816        8      8,155          -          -            -           -      8,163
  Issuance of warrants to purchase
    common stock to acquire
    Evernet Systems, Inc.                           -        -        900          -          -            -           -        900
  Exercises of stock options                      271        3      1,539          -          -            -           -      1,542
  Issuance of nonrefundable equity option
    in ICEM Systems GmbH                            -        -      2,813          -          -            -           -      2,813
  Minimum pension liability adjustment              -        -          -          -     (4,722)           -           -     (4,722)
  Foreign currency translation adjustment           -        -          -          -          -       (2,158)          -     (2,158)
  Net earnings                                      -        -          -      9,120          -            -           -      9,120
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                     13,599    $ 136  $ 159,683    $23,162    $(4,722)     $(3,083)   $      -  $ 175,176
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)


                                                                                                     Years Ended
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                     January 1,     January 2,   December 31,
                                                                                           1994           1993           1991
- ------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)                                                                 $   9,120     $ (134,034)     $ (43,994)
  Adjustments to reconcile net earnings (loss) to net cash (used in) provided by operating activities:
      Depreciation                                                                       17,822         31,616         37,014
      Amortization                                                                        2,041          1,742          2,004
      Foreign currency transaction loss (gain)                                              163           (955)         2,110
      Equity (loss) in operations of affiliates                                             592             76         (1,600)
      Change in the valuation of spare parts inventory                                        -         14,900              -
      Restructuring                                                                           -        114,900         23,894
      Restructure reserves utilized                                                     (25,018)       (31,351)       (20,904)
      Gain on sale of marketable securities and other assets                             (1,246)        (1,438)          (412)
      Net change in working capital items                                               (24,877)        25,487          4,640
      Net change in noncurrent trade receivables                                         (1,283)           457           (714)
      Other                                                                                   -            196          3,173
- ------------------------------------------------------------------------------------------------------------------------------
        Net cash (used in) provided by operating activities                             (22,686)        21,596          5,211

CASH FLOWS FROM INVESTING ACTIVITIES:
  Expended for property and equipment                                                    (8,567)       (11,329)        (9,710)
  Expended for leased and data center equipment                                          (2,788)        (5,654)       (15,822)
  Investment in affiliates                                                                    -           (161)             -
  Proceeds from sales of property and equipment                                           3,727          2,402            344
  Proceeds from sales of marketable securities and other assets                               -              -          9,600
  Proceeds from sale of Silicon Graphics, Inc. common stock                               3,244              -              -
  Acquisitions of businesses, net of cash provided                                      (15,584)             -              -
  Change in short-term investments                                                       66,810       (129,281)             -
  Other                                                                                       -          1,897              -
- ------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) investing activities                              46,842       (142,126)       (15,588)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments under short-term financing arrangements, net                                (6,960)       (12,869)        (3,954)
  Repayments of long-term obligations                                                    (7,125)          (511)          (514)
  Proceeds from issuance of common stock, net of issuance costs                           1,853         19,082              -
  Proceeds from issuance of nonrefundable equity option
    in ICEM Systems GmbH                                                                  2,813              -              -
  Ceridian contribution                                                                       -        102,000              -
  Net transactions with Ceridian                                                              -          5,062          2,382

        Net cash (used in) provided by financing activities                              (9,419)       112,764         (2,086)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                    (715)          (596)           559
- ------------------------------------------------------------------------------------------------------------------------------
      Net change in cash and cash equivalents                                            14,022         (8,362)       (11,904)
      Cash and cash equivalents, beginning of year                                        5,142         13,504         25,408
- ------------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents, end of year                                             19,164          5,142         13,504
      Short-term investments                                                             62,471        129,281              -
- ------------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments, end of year                                           $ 81,635     $  134,423      $  13,504
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of all majority-owned subsidiaries of the Company. All significant intercompany investments, accounts and transactions have been eliminated.

The investments in and the operating results of companies in which Control Data Systems has an ownership position of 50% or less are included in the financial statements on the basis of the equity method of accounting.

In July 1993, the Company reduced its equity ownership interest in Metaphase Technology, Inc. (the "joint venture") from 65% to 50%. Structural Dynamics Research Corporation ("SDRC"), Metaphase's other equity owner, purchased the 15% equity interest. The Company stopped consolidating this joint venture, effective July 4, 1993. Prior periods have not been restated due to immateriality of the joint venture's operations to the consolidated group operations taken as a whole.

On January 1, 1993, the Company purchased 45% of the equity interest in ICEM Systems GmbH ("ICEM Systems") owned by Volkswagen AG ("VW"), which gave the Company a 95% equity interest in ICEM Systems. VW has retained a 5% equity interest in ICEM Systems. ICEM Systems was consolidated into the Company's 1992 financial statements. This had no impact on the 1992 consolidated revenues or net loss. Periods prior to 1992 have not been restated due to immateriality of ICEM Systems' operations to the consolidated group operations taken as a whole.

(B)  REVENUE RECOGNITION

Revenues from sales of computer systems and equipment are recognized upon shipment, installation or acceptance, depending on the particular product and contract terms. Revenues from rental and maintenance contracts are recognized over the period of the agreement. Services revenues are recognized when the services are performed and billable.

(C)  CASH AND SHORT-TERM INVESTMENTS

Highly liquid investments with a maturity of three months or less when purchased are generally considered to be cash equivalents. Short-term investments consist principally of short-term fixed income securities and are stated at the lower of cost or market. Cost approximates market value for all classifications of cash and short-term investments.

(D)  INVENTORIES

Inventories are stated at cost not in excess of realizable values. Costs are based on actual or average methods. Inventories include engineering service parts, purchased UNIX-based servers, workstations and peripherals and proprietary mainframe computers and peripheral equipment.

(E)  PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation on property and equipment is calculated using straight-line and accelerated methods at rates based on the estimated lives of the assets, which are generally as follows:

     Buildings and improvements              10-40 years
     Machinery and equipment                   3-8 years
     Leased and data center equipment          3-6 years

Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. Repairs and maintenance are expensed as incurred. Gains or losses on dispositions are included in results of operations.

(F)  GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over 10 years. Accumulated amortization at January 1, 1994 totaled $1.7 million.

(G)  OTHER NONCURRENT ASSETS

Other noncurrent assets consist principally of prepaid pension costs.

(H)  FOREIGN CURRENCY TRANSLATION

The assets and liabilities for most of the Company's international subsidiaries are translated into U.S. dollars using current exchange rates. The resulting translation adjustments are recorded in the foreign currency translation adjustment account in equity. Statement of operations items are generally translated at average exchange rates prevailing during the period. Other foreign currency transaction gains or losses are included in net earnings (loss).

(I)  RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

(J)  CHANGE IN ACCOUNTING ESTIMATE

In June 1992, the Company changed the estimating process used for determining the valuation of spare parts inventory, which resulted in a pre-tax charge of $14.9 million or $1.34 per share. The valuation change resulted from a review of current industry practice by an independent consultant and the Company's continuing transition to open systems' workstation and server hardware. The carrying value of spare parts inventory is the lower of cost or market. Market value is determined by the earning potential of the inventory from contractual maintenance and per call activity.

(K)  INCOME TAXES

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS No. 109"). Under the asset and liability method of FAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 3, 1993, the Company adopted FAS No. 109. The effect of the adoption of this statement had no material impact on the Company's financial position or results of operations.

Except for selective dividends, the Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes or foreign withholding taxes was required on such earnings during the three years ended January 1, 1994.

(L)  NET EARNINGS (LOSS) PER SHARE

The net earnings (loss) per common and common share equivalents is computed by dividing net earnings (loss) by the weighted average number of shares and dilutive common share equivalents outstanding during each period. Common stock equivalents result from dilutive stock options and warrants computed using the treasury stock method. Fully diluted earnings per share did not differ from primary earnings per share in the periods presented.

(M)  PRESENTATIONS

Beginning in the fourth quarter of 1993, certain operating expenses, which previously were treated as technical expenses, have been reclassified to cost of revenues. Such operating expenses amounted to $6.2 million, $10.5 million and $12.7 million in 1993, 1992, and 1991, respectively. All financial information has been restated to conform to this method of presentation.

(N)  FISCAL YEAR-END

Effective in 1992, the Company adopted a 52/53 week fiscal year, which ends on the Saturday closest to December 31. Fiscal years 1993 and 1992 comprised 52 weeks and ended on January 1, 1994 and January 2, 1993, respectively.

2.   ACQUISITIONS

During fiscal 1993, the Company acquired three companies which were engaged in computer systems and network integration. The acquisitions have been accounted for as purchases and the net assets and results of operations have been included in the Company's consolidated financial statements from the effective date of acquisition. The total consideration paid for these acquisitions was $25.9 million, of which $16.8 million was paid in cash, $8.2 million was paid through the issuance of 816,283 shares of common stock and the issuance of warrants to purchase 300,000 shares of common stock, valued at $0.9 million. Net identifiable liabilities acquired of $3.4 million consist of $16.0 million of assets acquired and $19.4 million of liabilities assumed.

Goodwill from these acquisitions of $29.3 million is amortized on a straight-line basis over a period of ten years.

The following represents the unaudited pro forma results of operations and assumes that the acquisitions described above occurred as of the beginning of the respective periods presented after giving effect to certain adjustments, including amortization of goodwill, decreased interest income from cash utilized and the elimination of interest expense on the pay-off of certain acquisition liabilities.

                                                         Years Ended
- -------------------------------------------------------------------------------
(Dollars in thousands,                            January 1,      January 2,
except per share data)                               1994            1993
- -------------------------------------------------------------------------------
Revenues                                          $ 509,560      $  639,736
Net loss                                          $  (1,677)     $ (149,767)
Net loss per share                                $   (0.13)     $   (12.53)
Weighted average common shares outstanding           13,115          11,954

The pro forma financial information does not purport to be indicative of the results of operations that would have occurred had these transactions taken place at the beginning of the periods presented or of future results of operations.

3.   TRADE AND OTHER RECEIVABLES

                                        January 1,     January 2,
(Dollars in thousands)                     1994           1993
- -----------------------------------------------------------------
Trade receivables                       $ 120,176      $ 103,709
Other                                      15,357         20,655
Allowance for doubtful accounts           (10,063)       (14,305)
- -----------------------------------------------------------------
     Total                              $ 125,470      $ 110,059
- -----------------------------------------------------------------
- -----------------------------------------------------------------

4.   OTHER ACCRUED EXPENSES

                                         January 1,    January 2,
(Dollars in thousands)                      1994          1993
- -----------------------------------------------------------------
Accrued warranty, support
     and maintenance costs              $    16,271    $   23,944
Bonuses and commissions                       2,368         2,145
Royalties                                     1,074           292
Insurance                                     2,941         1,400
Minority interest in joint venture            1,389             -
Other                                        14,100        12,611
- -----------------------------------------------------------------
     Total                              $    38,143    $   40,392
- -----------------------------------------------------------------
- -----------------------------------------------------------------

5.   RESTRUCTURING EXPENSE

                                                    Years Ended
- ------------------------------------------------------------------------------
                                         January 1,  January 2,   December 31,
(Dollars in thousands)                      1994        1993          1991
- ------------------------------------------------------------------------------
Severance costs                            $      -   $  50,800       $ 14,400
Asset revaluations and write-offs                 -      25,800              -
Lease and other obligations related
     to excess facilities, net of gain on
     sale of business and facilities              -      18,500          5,900
Foreign currency translation
     adjustments                                  -      10,300              -
Other                                             -       9,500          3,594
- ------------------------------------------------------------------------------
     Total                                 $      -   $ 114,900       $ 23,894
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

6.   STOCKHOLDERS' EQUITY

CAPITALIZATION

Under the Company's Restated Certificate of Incorporation (the "Restated Certificate"), the total number of shares that the Company has authority to issue is 55,000,000, of which 5,000,000 are designated as shares of Preferred Stock, par value $0.01 per share, and 50,000,000 are designated as shares of Common Stock, par value $0.01 per share.

STOCK OPTIONS

Under the 1992 Equity Incentive Plan, the Compensation Committee may award stock options, restricted stock and performance units ("Units") to those officers and employees of the Company whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. In addition, provisions of the Equity Incentive Plan (the "Plan") provide for the award of stock options, as specified in such provisions, to the directors of the Company who are not employees.

The Company has reserved 2.4 million shares of the Company's Common Stock for issuance pursuant to awards issued under the Plan, which includes shares upon exercise of replacement options provided to optionees pursuant to the provisions of the spin-off of the Company from Ceridian to replace and preserve the value of Ceridian stock options held by such optionees at the time of the spin-off. If an award under the Plan expires or terminates without being exercised in full or is forfeited, the shares subject thereto are generally available for new awards.

The exercise price for stock options granted under the Plan (other than the replacement options) may not be less than the fair market value of a share of the underlying common stock on the date the option is granted and must be paid in cash unless the Compensation Committee permits payment in shares of the Company's stock. An option will generally expire ten years after the date it is granted and will ordinarily become exercisable as to one-third of the shares subject to the option on each of the three succeeding anniversaries of the grant. The Compensation Committee may modify the exercisability of an option at its discretion.

The Plan also provides for shares of the Company's Common Stock to be issued to employees in the form of restricted stock grants; however, no restricted stock grants have been issued at January 1, 1994.

Following a "change of control termination," all options granted under the Plan will become immediately exercisable, and all restrictions on restricted stock awarded under the Plan will immediately lapse.

The Plan also provides recipients with the opportunity to receive cash or stock awards if the Company's financial goals or other business objectives are achieved over a longer-term performance period. The Compensation Committee will determine the performance goals, the performance period, the vesting of Units and how Units will be valued. No Units have been issued as of January 1, 1994.


                                                                       Shares
                                 Shares                       Under Outstanding Options
STOCK OPTIONS                   Available                   -----------------------------
                                for Grant     Exercisable      Shares           Price

- -----------------------------------------------------------------------------------------
Balance of August 1, 1992              -              -              -                  -

Authorized for issuance        2,400,000              -              -                  -

  Replacement options           (581,080)       203,190        581,080       $4.53-$10.16
  Granted                     (1,620,000)             -      1,620,000       $8.25-$10.00
  Exercised                            -              -         (5,620)            $ 4.86
  Cancelled                       10,639              -        (10,639)      $4.73-$ 4.86

- -----------------------------------------------------------------------------------------
Balance at January 2, 1993       208,559        203,190      2,184,821       $4.53-$10.16

  Granted                       (425,000)             -        425,000       $9.25-$13.00
  Became exercisable                   -        661,053              -       $4.73-$10.00
  Exercised                            -       (271,138)      (271,138)      $4.73-$ 9.62
  Cancelled                      274,884        (29,898)      (274,884)      $4.73-$10.25
- -----------------------------------------------------------------------------------------
Balance at January 1, 1994        59,443        563,207      2,063,799       $4.53-$13.00
- -----------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------


STOCK WARRANTS

In connection with the acquisition of Evernet Systems, Inc., the Company issued stock warrants granting the holders the right and option to purchase 300,000 shares of the Company's common stock at an exercise price of $12.86 per share. The warrants are exercisable in three equal annual installments beginning in June 1994.

EMPLOYEE STOCK PURCHASE PLAN

Under the 1993 Employee Stock Purchase Plan ("the Plan") the Company has reserved 400,000 shares of Common Stock for issuance pursuant to the Plan. The primary purpose of the Plan is to provide an opportunity for eligible employees to become stockholders of the Company. Eligible employees may contribute up to 10% of their compensation toward the purchase of the Company's Common Stock. The Plan operates in phases of three months each, generally beginning on January 1, April 1, July 1 and October 1 of each year. At the end of each phase, an employee who elects to participate in the Plan can purchase up to 500 shares of Common Stock with his or her accumulated payroll deductions. The purchase price for those shares of Common Stock will be either 85% of the market price at the beginning of the phase or 85% of the market price at the end of the phase, whichever is less.

7.  FINANCING ARRANGEMENTS

Certain of the Company's international subsidiaries have arranged for financing, primarily with local banks. Debt outstanding under these arrangements, primarily short-term notes and foreign overdraft facilities, amounted to $1.9 million and $2.6 million at January 1, 1994 and January 2, 1993, respectively. Arrangements which did not require a guarantee by the parent Company, totaled $6.6 million, of which $0.3 million was utilized at January 1, 1994. Outstanding letters of credit totaled $0.6 million at January 1, 1994. The average amount of short-term debt outstanding for 1993 was $6.1 million.

The Company has a U.S. bank line of credit which provides for borrowings of up to $10.0 million, none of which was outstanding at January 1, 1994. The line of credit bears interest at prime plus two percent and expires on April 29, 1994.

8.   INCOME TAXES

As discussed in note 1(k), the Company adopted FAS
No. 109, as of January 3, 1993. This change in accounting for income taxes had no impact on the consolidated financial statements of the Company.

The components of earnings (loss) before income taxes and the provision for income taxes (benefit) are included in the following table:

COMPONENTS OF EARNINGS AND TAXES                                Years Ended
- -------------------------------------------------------------------------------------------
                                                  January 1,     January 2,   December 31,
(Dollars in thousands)                               1994           1993          1991
- -------------------------------------------------------------------------------------------
Earnings (loss) before income taxes:
  Domestic                                         $ (15,289)    $  (93,785)     $ (71,110)
  Foreign                                             26,259        (38,691)        31,639
- -------------------------------------------------------------------------------------------
     Total                                         $  10,970     $ (132,476)     $ (39,471)
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------

INCOME TAX PROVISION (BENEFIT)
     Current:
     Domestic                                      $     661     $       92      $       -
     Foreign                                           1,224          4,862          5,195
  Deferred:
     Domestic                                            238              -              -
     Foreign                                            (273)        (3,396)          (672)

- -------------------------------------------------------------------------------------------
        Total                                     $    1,850   $      1,558     $    4,523
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------


Reconciliation of estimated income taxes at United States statutory tax rate to the income taxes provision is reported as follows:



EFFECTIVE RATE RECONCILIATION                                   Years Ended
- -------------------------------------------------------------------------------------------
                                                  January 1,     January 2,   December 31,
(Dollars in thousands)                               1994           1993          1991
- -------------------------------------------------------------------------------------------

U.S. federal statutory rate                               35%            34%            34%
Income tax provision (benefit)
  at U.S. statutory rate                             $ 3,840      $ (45,042)     $ (13,420)
International rate differences,
  credits translation,dividends
  and other offsets                                   (1,969)           148         (6,602)
Losses for which no tax benefit
  was provided                                         4,928         46,452         25,037
Utilization of unbooked deferred assets               (5,474)             -           (492)
U.S. state income and franchise taxes                    525              -              -
- -------------------------------------------------------------------------------------------
  Provision for income taxes                         $ 1,850     $    1,558     $    4,523
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------



The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 1, 1994 are presented below:

DEFERRED TAX ASSETS


                                                  January 1,     January 2,
(Dollars in thousands)                                  1994           1993
- -----------------------------------------------------------------------------
Depreciation and amortization                       $ 11,000       $ 12,100
Inventory valuation                                   21,800         24,000
Pension plans                                          2,400          2,200
Deferred revenues                                      4,600          4,900
Allowance for doubtful accounts                        4,500          4,700
Non-deductible contingent accruals                    19,200         22,800
Net operating loss carryforwards                      37,900         24,500
Tax credit carryforwards                               4,500          4,000
Other                                                  4,100          1,400
- -----------------------------------------------------------------------------
     Total gross deferred tax assets                 110,000        100,600
     Less valuation allowance                       (103,300)       (95,200)
- -----------------------------------------------------------------------------

        Net deferred tax assets                        6,700          5,400
- -----------------------------------------------------------------------------

DEFERRED TAX LIABILITIES
  Depreciation and amortization                         (600)        (1,100)
  Inventory valuation                                 (1,000)          (800)
  Pension plans                                       (5,800)        (3,600)
  Other                                                 (423)          (279)
- -----------------------------------------------------------------------------
     Total deferred tax liabilities                   (7,823)        (5,779)
- -----------------------------------------------------------------------------

        Net deferred income taxes                  $  (1,123)    $     (379)
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------


Although the Company has available gross deferred tax assets in the amount of $110.0 million which can be used to offset taxes on future earnings, the Company currently maintains sizable operations in several foreign countries whose tax on future earnings cannot be offset by these deferred tax assets.

Included in the gross deferred tax assets and the valuation reserve is $5.6 million for net operating losses acquired in the Evernet Systems, Inc. acquisition. Under Statement of FAS No. 109, "Accounting for Income Taxes," as the Company utilizes Evernet's net operating losses, it will reduce the goodwill related to the acquisition. These net operating losses are subject to U.S. limitations.


U.S. AND FOREIGN INCOME TAX CARRYFORWARDS AT JANUARY 1, 1994


                                                                 Expiration
(Dollars in thousands)                                Amount        Dates
- ---------------------------------------------------------------------------
U.S. Federal net operating loss carryforwards       $ 56,700      2000-2007
Foreign net operating loss carryforwards:
                                                      34,000      1994-2004
                                                       9,200           None
Foreign tax credit carryforwards                       2,000      1994-1999


Deferred tax expense for 1993 includes $0.4 million of benefit from the utilization of operating loss carryforwards.

Additionally, some of the Company's future tax benefits may become subject to limitation or permanent loss in the U.S. under current tax laws and regulations.

Earnings of foreign subsidiaries considered to be reinvested for an indefinite period at January 1, 1994 total approximately $37.7 million. If those earnings were remitted, estimated withholding taxes of $5.8 million would be currently payable.

It is impracticable to compute the deferred tax asset or liability on the Company's investments in its foreign subsidiaries.

9.  COMMITMENTS AND CONTINGENCIES

Largely as a result of divestitures and other downsizing actions and the formation of certain cooperative ventures in recent years, the Company has agreed to incur or retain a variety of contingent liabilities. Generally, these liabilities include requirements for performance of various obligations assumed in some manner by the acquirer, such as customer contracts and leases of facilities and equipment; commitments to purchase products or services; commitments to invest or advance funds; and potential liabilities relating to the divestiture transaction itself, such as litigation arising from workforce reductions, purchase price adjustments or representation and warranty obligations.

The Company monitors such contingent liabilities and has established restructure or other reserves for those which it believes are probable of payment. Management believes that in the aggregate the contingent liabilities will not have a materially adverse impact on the financial position of the Company.

10.  RELATED PARTY TRANSACTIONS

SILICON GRAPHICS, INC.

In August 1992, an agreement was signed between Silicon Graphics, Inc. ("SGI") and the Company to purchase 1,185,224 shares of the Company's Common Stock for an aggregate amount of $14.4 million.

In September 1992, a technology development agreement was reached between SGI and the Company. The Company recognized revenue under this agreement of $1.65 million in 1993 and $1.45 million in 1992. In addition, the Company received $1.95 million in 1993 and $0.5 million in 1992 from SGI to offset the costs of certain research and development projects. The Company purchased a total of $29.3 million of SGI products in 1993 and $33.3 million of SGI products in 1992.

CERIDIAN

The Company, on an interim basis, is providing minimal services to Ceridian, including data processing and distribution services. Computing Devices International ("CDI"), a subsidiary of Ceridian, has been contracted to manufacture certain proprietary products for the Company. The Company purchased a total of approximately $36.6 million of CDI products in 1993 and $16.6 million of CDI products during the period from August 1, 1992 through January 2, 1993.

Allocated charges from Ceridian included in operating expenses were none in 1993, $6.0 million in 1992 and $11.5 million in 1991.

11.  LEASES

AS LESSOR: The Company leases equipment to others through operating leases with lease terms of one to seven years. The Company pays taxes, licenses and insurance associated with the equipment under lease, as well as general maintenance. The minimum future rentals on noncancelable leases are $14.2 million in 1994, $4.4 million in 1995, $1.7 million in 1996, $0.8 million in 1997, $0.4 million in 1998 and $0.4 million thereafter. The Company's net investment in equipment needed to support leasing operations, included in lease and data center equipment, was as follows:


                                        January 1,     January 2,
 (Dollars in thousands)                    1994           1993
- -----------------------------------------------------------------
Equipment                                 $ 76,540       $ 90,266
Less accumulated depreciation               71,890         81,395
- -----------------------------------------------------------------
Net investment                            $  4,650       $  8,871
- -----------------------------------------------------------------
- -----------------------------------------------------------------

AS LESSEE: The Company leases certain property and equipment under operating leases that expire over the next six years. Most of these operating leases contain renewal options and require payments for taxes, insurance and maintenance. Although in most cases management expects that leases will be renewed or replaced by other leases in the normal course of business, downsizing activities in recent years have diminished the need for such renewals and replacements and increased subletting of leased facilities.

The rental payments under these leases are charged to operations as incurred. The amounts of rental expense, net of sublease income of $5.8 million in 1993, $6.5 million in 1992 and $7.7 million in 1991, was $18.1 million in 1993, $20.5 million in 1992 and $23.7 million in 1991.

Future minimum payments under noncancelable operating leases, net of sublease income, with initial or remaining lease terms in excess of one year as of January 1, 1994 are: $13.6 million in 1994, $10.0 million in 1995, $8.6 million in 1996, $5.8 million in 1997, $4.8 million in 1998 and $4.2 million thereafter. These amounts do not include obligations which have been recorded as liabilities in the consolidated balance sheet as the result of restructuring and other actions.

12.  SUPPLEMENTARY DATA TO CONSOLIDATED STATEMENTS OF OPERATIONS


OTHER INCOME (EXPENSE)                            Years Ended
- ----------------------------------------------------------------------------
                                     January 1,    January 2,  December 31,
(Dollars in thousands)                  1994          1993         1991
- ----------------------------------------------------------------------------
Foreign currency transaction
   (loss) gain                         $   (254)     $  1,551      $ (2,115)
Asset/business sales                      2,236           308           478
Other income                              1,605         2,708         4,337
Minority interest (loss)/equity in
   operations of affiliates                 (37)          592         1,557
- ----------------------------------------------------------------------------
      Total                            $  3,550      $  5,159      $  4,257
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

OTHER DATA
   Provisions for doubtful accounts    $  3,162      $  3,692      $  3,402
   Research and development*             23,765        37,776        42,352
   Maintenance and repairs                7,111        10,758        12,910
   Royalties                              2,697         3,659         8,684

* Included in technical expenses in the consolidated financial statements.

13.  RETIREMENT BENEFITS AND OTHER POST RETIREMENT BENEFITS

Prior to January 1, 1992, substantially all the U.S. employees of the Company were eligible to participate in the Retirement Plan, a defined-benefit, salary-reduction plan available to most Ceridian and Company U.S. employees.

Effective January 1, 1992, Ceridian established a separate pension plan for the Company's U.S. employees (the "Retirement Plan"). Effective December 20, 1992, the Company froze the benefits under the Retirement Plan, meaning such benefits are computed only on the basis of compensation and service up to that date.

Certain major international subsidiaries of the Company also offer defined benefit pension plans to their employees. Benefits under these plans are calculated on maximum or career-average earnings and years of participation in the plans. Funding amounts are based on determinations by independent consulting actuaries of requirements of the Employee Retirement Income Security Act of 1974 (ERISA) in the U.S. and local statutory requirements in other countries.

The net periodic pension costs (credit) and related assumptions for all defined benefit plans appear in an accompanying table, as does a description of the funded status of those plans.

NET PERIODIC PENSION COST (CREDIT)                Years Ended
- ----------------------------------------------------------------------------
                                     January 1,    January 2,  December 31,
(Dollars in thousands)                  1994          1993         1991
- ----------------------------------------------------------------------------
Service cost                           $  1,079      $  1,235      $  1,194
Interest cost on projected benefit
   obligation                             8,710         4,534         3,685
Actual return on plan assets             (9,476)       (3,628)       (3,210)
Net amortization and deferral              (511)         (355)         (768)
- ----------------------------------------------------------------------------
   Total                               $   (198)     $  1,786      $    901
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

RATE ASSUMPTIONS
Discount rate                               7.4%          8.0%          8.5%
Rate of salary progression                  6.8%          5.4%          5.5%
Long-term rate of return on assets          6.3%          8.4%          8.7%


In addition, 1991 pension expense was reduced by a curtailment/settlement gain of $1.6 million related to a non-U.S. plan. Retirement expense for all other plans amounted to $0.6 million in 1993, $1.9 million in 1992, and $2.0 million in 1991.

FUNDED STATUS OF DEFINED BENEFIT RETIREMENT PLANS AT MEASUREMENT DATE

PLANS IN WHICH ASSET VALUE EXCEEDS ACCUMULATED BENEFIT OBLIGATION


                                     January 1,    January 2,
(Dollars in thousands)                 1994           1993
- -------------------------------------------------------------
Actuarial present value of
   obligation:
Vested benefit obligation              $ 18,824      $ 69,693
- -------------------------------------------------------------
- -------------------------------------------------------------
   Accumulated benefit obligation      $ 20,130      $ 71,030
- -------------------------------------------------------------
- -------------------------------------------------------------
   Projected benefit obligation        $ 22,035      $ 72,951

Plan assets at fair value                38,807        87,884
- -------------------------------------------------------------
Plan assets in excess of
   projected benefit obligation          16,772        14,933
Unrecognized net (gain) loss               (968)        1,488
Unrecognized prior service cost             421           462
Unrecognized net asset                   (8,545)       (9,755)
- -------------------------------------------------------------
Net pension asset recognized in
   the consolidated balance sheet      $  7,680      $  7,128
- -------------------------------------------------------------
- -------------------------------------------------------------

PLANS IN WHICH ACCUMULATED BENEFIT OBLIGATION EXCEEDS ASSET VALUE

                                     January 1,    January 2,
(Dollars in thousands)                  1994          1993
- -------------------------------------------------------------
Actuarial present value of
   obligation:
Vested benefit obligation              $ 95,263      $ 28,606
- -------------------------------------------------------------
- -------------------------------------------------------------
   Accumulated benefit obligation      $ 95,507      $ 28,884
- -------------------------------------------------------------
- -------------------------------------------------------------
   Projected benefit obligation        $ 98,353      $ 33,418
Plan assets at fair value                70,971         7,389
- -------------------------------------------------------------
Projected benefit obligation
   in excess of plan assets              27,382        26,029
Unrecognized net (gain) loss             (9,664)        2,557
Unrecognized prior service cost          (1,644)       (1,803)
Unrecognized liability (asset) for
   defined benefit plans                    143          (353)
Fiscal 1994-1996 settlement
   reserve                                3,654             -
Adjustment to recognize minimum
   pension liability                      4,722             -
- -------------------------------------------------------------
Net pension liability for defined
   benefit plans                         24,593        26,430
Other non-defined benefit plans'
   obligations                            3,277         3,895
- -------------------------------------------------------------
Net pension liability recognized in
   the consolidated balance sheet      $ 27,870      $ 30,325
- -------------------------------------------------------------
- -------------------------------------------------------------

OTHER POST-RETIREMENT BENEFITS

Substantially all retired U.S. employees of the Company prior to July 31, 1992, participate in post-retirement health insurance benefits provided by Ceridian. Non-U.S. plans are not significant. Those costs in excess of retirees' contributions, which were allocated to the Company by Ceridian were none in 1993, $2.3 million in 1992, and $3.7 million in 1991. Ceridian assumed all future obligations related to all of the Company's retired employees as of July 31, 1992. The Company has no post-retirement benefits committed to retirees since July 31, 1992.

14.  CAPITAL ASSETS

CAPITAL ASSETS

                                     January 1,    January 2,
(Dollars in thousands)                  1994          1993
- -------------------------------------------------------------
Property and equipment, at cost
   Land                               $   1,687     $   1,707
   Buildings and improvements            38,320        38,045
   Machinery and equipment               75,785        85,286
- -------------------------------------------------------------
      Total                             115,792       125,038
Accumulated depreciation                 87,734        91,548

- -------------------------------------------------------------
      Property and equipment, net      $ 28,058      $ 33,490
- -------------------------------------------------------------
- -------------------------------------------------------------

Leased and data center equipment,
   at cost                             $ 79,200      $ 96,214
Accumulated depreciation                 74,421        86,256
- -------------------------------------------------------------

      Leased and data center
        equipment, net                $   4,779     $   9,958
- -------------------------------------------------------------
- -------------------------------------------------------------


CHANGES IN CAPITAL ASSETS
                                                  Years Ended
- ----------------------------------------------------------------------------
                                     January 1,    January 2,  December 31,
(Dollars in thousands)                  1994          1993         1991
- ----------------------------------------------------------------------------
Property and equipment
   Additions                           $  8,567      $ 11,329      $  9,710
   Retirements, net of accumulated
      depreciation (1)                   (2,307)       (5,070)       (8,313)
- ----------------------------------------------------------------------------
        Net additions                  $  6,260      $  6,259      $  1,397
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

Leased and data center equipment
   Additions                           $  2,788      $  5,654      $ 15,822
   Retirements, net of accumulated
      depreciation (1)                   (1,837)       (1,833)       (7,697)
- ----------------------------------------------------------------------------
        Net additions                  $    951      $  3,821      $  8,125
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

Depreciation
   Property and equipment              $ 11,692      $ 15,508      $ 16,690
   Leased and data center equipment       6,130        16,108        20,324
- ----------------------------------------------------------------------------
        Total                          $ 17,822      $ 31,616      $ 37,014
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

(1) Retirements include reductions in carrying values due to transfer of assets, the disposition of businesses and other restructuring actions.


15.   STATEMENTS OF CASH FLOWS

NET CHANGE IN WORKING CAPITAL ITEMS

                                                  Years Ended
- ----------------------------------------------------------------------------
                                     January 1,    January 2,  December 31,
(Dollars in thousands)                  1994          1993         1991
- ----------------------------------------------------------------------------
Trade and other receivables           $ (14,509)     $ 30,985     $ (25,367)
Inventories                              (5,949)       14,011        27,742
Prepaid expenses and other
   current assets                           900           132         2,239
Accounts payable                          3,794       (12,598)        4,927
Customer advances and
   deferred income                        6,567        (6,844)        1,443
Accrued taxes                            (2,336)        1,435         2,500
Accrued salaries and wages               (6,123)       (2,572)       (6,019)
Other accrued expenses                   (7,221)          938        (2,825)
- ----------------------------------------------------------------------------

   Net change in working
      capital items                   $ (24,877)     $ 25,487    $    4,640
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------


NONCASH EFFECTS ON THE CARRYING VALUE OF THE BALANCE SHEET ITEMS RESULTED FROM

                                                  Years Ended
- ----------------------------------------------------------------------------
                                     January 1,    January 2,  December 31,
(Dollars in thousands)                     1994          1993          1991
- ----------------------------------------------------------------------------
Transfer to Ceridian of certain net
   inventories of the Company           $     -      $ 19,372       $     -
Noncash utilization of restructure
   reserves                              (3,104)      (46,312)            -
Transfer to the Company of
   Ceridian's investment in the
   common stock of SGI                        -        (1,713)            -
Shares and warrants issued in
   connection with acquisitions           9,063             -             -

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                                                  Years Ended
- ----------------------------------------------------------------------------
                                     January 1,    January 2,  December 31,
(Dollars in thousands)                     1994          1993          1991
- ----------------------------------------------------------------------------
Cash paid (received) during
  year for:
   Interest paid                     $    1,953     $   2,212    $    4,629
   Income taxes paid                      6,659         4,619         6,414
   Income taxes refunded                 (2,161)       (1,092)       (8,509)

16.  GEOGRAPHIC SEGMENT DATA

Information concerning United States and international operations appears in the accompanying Geographic Segment Data table. Inter-geographic sales of products and services between United States and international operations are made at inter-company transfer prices, which reflect both an equitable profit distribution and prevailing market conditions. Segment earnings (loss) from operations include profit or loss on inter-geographic sales. Certain international identifiable assets are stated at inter-company transfer prices. The amounts of the parent company's equity in net assets of and advances to international subsidiaries and branches were $308.2 million and $238.3 million at January 1, 1994 and January 2, 1993, respectively.


                                                                           International(2)
                                                         -----------------------------------------------------
                                           United           Pan
Geographic Segment Data                  States (1)      American        Europe          Asia           Total      Consolidated
- -------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

1993 Revenues                            $ 157,378       $ 48,936      $ 171,743       $ 73,778      $ 294,457      $ 451,835
Earnings (loss) from operations            (22,828)         4,862         15,584          5,520         25,966          3,138
Identifiable assets                        169,862         47,291         78,398         57,372        183,061        352,923
1992 Revenues                              150,866         43,272        256,969         65,872        366,113        516,979
Earnings (loss) from operations            (96,527)       (12,624)       (35,196)         6,533        (41,287)      (137,814)
Identifiable assets                        196,703         32,225        101,351         43,243        176,819        373,522
1991 Revenues                              183,700         63,251        256,590         70,102        389,943        573,643
Earnings (loss) from operations            (73,900)          (511)        23,062          9,209         31,760        (42,140)
Identifiable assets                        118,980         45,831        157,280         51,394        254,505        373,485


(1) United States earnings (loss) from operations include substantially all technical expenses, marketing expenses and other corporate support and administration costs.

(2)  Pan American includes primarily the operations in the following countries:
     Canada and Mexico. Europe includes primarily the operations in the following countries: Denmark, France, Germany, Norway and United Kingdom. Asia includes primarily the operations in the following countries: Korea and Taiwan.


BUSINESS AND CREDIT CONCENTRATIONS

The Company's customers are located throughout the world. No single customer accounted for more than ten percent of the Company's revenues in 1993, 1992, or 1991, except for revenue from sales to various U.S. government agencies which amounted to approximately 13.7% in 1993, 13.4% in 1992, and 15.0% in 1991. No account receivable from any customer exceeded ten percent of the Company's total stockholders' equity as of January 1, 1994.

17.  SUBSEQUENT EVENT

On January 4, 1994, the Company acquired all of the outstanding capital stock of MICHAEL Business Systems Plc for $3.4 million in cash, plus a contingent payment of up to $1.5 million, payable over the next three years. MICHAEL Business Systems Plc was a privately held United Kingdom company providing microcomputer-based products and network integration services. The acquisition will be accounted for as a purchase and the net assets and results of operations will be included in the Company's Consolidated Financial Statements beginning January 4, 1994.

The purchase price and expenses associated with the acquisition exceeded the fair market value of the net assets acquired by approximately $8.3 million and will be amortized on a straight-line basis over ten years.

SUPPLEMENTARY QUARTERLY DATA (Unaudited)
(Dollars in thousands)




                                                                 1993                                    1992
- -------------------------------------------------------------------------------------  --------------------------------------
                                                 FOURTH     THIRD    SECOND     FIRST    FOURTH     THIRD    SECOND     FIRST
REVENUES                                      $ 137,098  $ 97,091 $ 114,901 $ 102,745 $ 151,592 $ 114,961 $ 132,287 $ 118,139
COST OF REVENUES*                                92,505    60,246    71,095    61,602    92,645    67,996    85,547    74,540
- -------------------------------------------------------------------------------------  --------------------------------------
  Gross Profit                                   44,593    36,845    43,806    41,143    58,947    46,965    46,740    43,599

OPERATING EXPENSES:
  Selling, general and administrative            37,923    33,604    34,394    33,546    41,665    36,139    44,379    42,129
  Technical*                                      4,435     4,632     7,296     7,419     8,673     8,726    11,264    11,290
  Change in the valuation of spare
    parts inventory                                   -         -         -         -         -         -    14,900         -
  Restructuring                                       -         -         -         -         -         -   114,900         -
- -------------------------------------------------------------------------------------  --------------------------------------

     Total operating expenses                    42,358    38,236    41,690    40,965    50,338    44,865   185,443    53,419
- -------------------------------------------------------------------------------------  --------------------------------------

     Earnings (loss) from operations              2,235    (1,391)    2,116       178     8,609     2,100  (138,703)   (9,820)
- -------------------------------------------------------------------------------------  --------------------------------------

OTHER INCOME (expenses):
  Interest expense                                 (313)     (507)     (445)     (688)     (435)     (563)     (694)     (520)
  Interest income                                 1,442     1,404     1,595     1,794     1,254       466       441       230
  Other income (expenses), net                     (112)       78     2,280     1,304     1,568      (327)   (1,219)    5,137
- -------------------------------------------------------------------------------------  --------------------------------------

     Total other income (expenses), net           1,017       975     3,430     2,410     2,387      (424)   (1,472)    4,847
- -------------------------------------------------------------------------------------  --------------------------------------

     Earnings (loss) before income taxes          3,252      (416)    5,546     2,588    10,996     1,676  (140,175)   (4,973)

PROVISION (BENEFIT) FOR INCOME TAXES                769    (1,398)    1,229     1,250     1,000     1,470    (2,669)    1,757
- -------------------------------------------------------------------------------------  --------------------------------------
     Net earnings (loss)                      $   2,483  $    982 $   4,317 $   1,338 $   9,996 $     206 $(137,506)$  (6,730)
- -------------------------------------------------------------------------------------  --------------------------------------
- -------------------------------------------------------------------------------------  --------------------------------------


* All periods have been restated as a result of reclassifying certain technical expenses to cost of revenues.


PRICE RANGE OF COMMON STOCK

The Company's stock is traded on the Nasdaq National Market under the symbol CDAT. The following table sets forth, for the periods indicated, the high and low prices for the common stock.




                                                                 1993                                    1992
Market price                                  ---------------------------------------  --------------------------------------
ranges (1)(2)                                    FOURTH     THIRD    SECOND     FIRST    FOURTH     THIRD    SECOND     FIRST
- -------------------------------------------------------------------------------------  --------------------------------------

High                                            $ 12.25   $ 13.50   $ 13.88   $ 14.13   $ 10.50   $ 10.13         -         -
Low                                             $  8.75   $ 10.88   $ 10.25   $  8.75   $  7.63   $  7.00         -         -

(1)  Source:  Nasdaq National Market under the symbol CDAT.
(2) The stock has traded since August 3, 1992, the first trading day after the effective date of the Company's spin-off from Ceridian.


The Company had approximately 30,500 stockholders of record as of March 1, 1994. The Company has not paid any dividends on its common stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future to common stockholders.