Form 10-K, Exhibit 13
period 1994-12-31
CONTROL DATA SYSTEMS INC
filed 1995-03-28
CIK 887309


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Control Data Systems, Inc.


   We have audited the accompanying consolidated balance sheets of Control Data Systems, Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Control Data Systems, Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.



Minneapolis, Minnesota
January 26, 1995, except as to note 9 which is as of February 14, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview. Control Data Systems, Inc. (the "Company") is a global systems integrator, developing and implementing open systems solutions for the operational problems of customers worldwide. It focuses on the architecture, implementation, and lifetime support of electronic commerce, product data management, and client-server solutions for government, financial services, telecommunications, and manufacturing organizations. The Company helps its customers implement business-related solutions by providing a range of services that include:

     -  Technology consulting    - Infrastructure integration
     -  Program management       - Solution support
     -  Software development


The  Company  relies  upon  its  computer  professionals  to  provide   the
consulting services required to define, develop, install, and maintain computer-based solutions. The Company has a growing family of open systems technology partners and suppliers offering a range of hardware platforms and software products which the Company then customizes for a particular customer environment. These integration/consulting services are based upon the Company's 38 years of experience in implementing leading-edge solutions for complex computing environments.

The Company was established through Ceridian Corporation's ("Ceridian") transfer of its Computer Products business to the Company and Ceridian's subsequent distribution, in July 1992, of the Company's stock as a dividend to Ceridian's stockholders.

Revenues by Category

                            1994    Change      1993    Change      1992
Software and services      $154.3     10.0%    $140.3     (3.2%)   $145.0
Maintenance and support      92.8    (18.5%)    113.8    (14.1%)    132.5
Hardware products           277.1     40.2%     197.7    (17.5%)    239.5
  Total revenues           $524.2     16.0%    $451.8    (12.6%)   $517.0

Revenues by Geography

                            1994    Change      1993    Change      1992
Americas                   $235.1     14.0%    $206.3      6.3%    $194.1
Europe                      230.1     34.0%     171.7    (33.2%)    257.0
Asia                         59.0    (20.1%)     73.8     12.0%      65.9
  Total revenues           $524.2     16.0%    $451.8    (12.6%)   $517.0

Revenues for 1994 of $524.2 million increased 16% from 1993 revenues of $451.8 million. The revenue growth was due primarily to 40.2% increase in hardware product sales, reflecting a 71% increase in open systems solutions sales offset by a 45% decrease in sales of proprietary hardware products. The majority of the increase in hardware products is attributable to the inclusion of revenue from acquisitions in Canada and the United Kingdom that were completed in the fourth quarter of 1993 and the first quarter of 1994. Software and services revenues increased by 10%. This growth in open systems solution sales and software and services is the continuation of the revenue trend associated with the Company's transition from a provider of proprietary products to a systems integration company. Maintenance and support revenues declined 18.5% due primarily to the decrease in proprietary systems under maintenance contracts.

Revenues in Europe showed a 34% increase in 1994 compared to a decrease of 33.2% in 1993. This increase was due primarily to the acquisition in the United Kingdom. Revenues in the Americas showed an increase in 1994 of 14%. This increase was due primarily to the acquisition in Canada. Revenues in Asia decreased by 20.1% in 1994 compared to an increase in 1993 of 12%. This decrease was primarily due to a 80.2% decrease in sales of proprietary hardware products.



Revenues for 1993 of $451.8 million decreased 12.6% from 1992 revenues of $517.0 million. This decrease is attributable to the Company's transition from a provider of proprietary products to a systems integration company as noted above.

Certain revenues have been reclassified in selected categories to conform with the Company's standard presentation.

Cost of Revenues and Gross Profit

                            1994    Change      1993    Change      1992
Cost of revenues           $382.5     34.0%    $285.4    (11.0%)   $320.7
Percentage of revenues       73.0%               63.2%    62.0%
Gross profit               $141.7    (14.8%)   $166.4    (15.2%)   $196.3
Percentage of revenues       27.0%               36.8%    38.0%

Cost of revenues increased by 34% and gross profit margins decreased by 14.8% in 1994. Factors contributing to these changes included; increased sales of lower profit margin hardware products primarily associated with the recent acquisitions, decreased sales of higher profit margin proprietary maintenance services and hardware products, and decreased profit margins on software and services sales. The software and services profit margins were primarily impacted by the underutilization of technical resources due to changing skill requirements associated with the Company's direction into specific market focused programs.

The decrease in cost of revenues and gross profit margins in 1993 from 1992 was primarily a result of decreased sales of higher profit margin proprietary maintenance services and hardware products.

Operating Expenses

                            1994    Change      1993     Change    1992
Selling, general
 and administrative        $129.5     (7.2%)   $139.5    (15.1%)  $164.3
Percentage of revenues       24.7%               30.9%              31.8%
Technical                  $ 14.2    (40.3%)   $ 23.8    (40.5%)  $ 40.0
Percentage of revenues        2.7%                5.3%               7.7%
Restructuring              $ 70.1      -          -     (100.0%)  $114.9
Percentage of revenues       13.4%                                  22.2%
Goodwill write-off         $ 24.9      -          -        -         -
Percentage of revenues        4.8%                -

Change in valuation of
 spare parts inventory        -        -          -     (100.0%)  $ 14.9
Percentage of revenues        -                   -                  2.9%

Selling, general and administrative (SG&A). The decrease in SG&A expense is a result of the downsizing actions taken by the Company over the past two years, offset in part by SG&A expenses associated with the acquisitions made in the fourth quarter of 1993 and the first quarter of 1994.


Technical. The decrease in technical expense is an ongoing trend as the Company continues its transition from a provider of proprietary products to a systems integration company. The Company received proceeds from Silicon Graphics, Inc. of none in 1994, $1.95 million in 1993, and $0.5 million in 1992 to offset costs of certain research and development projects.

Restructuring charges. Over the past several years, the Company has focused its core business through a series of initiatives. The Company continues its transition from a developer and manufacturer of proprietary mainframe computer systems to the marketing and integration of open systems hardware, software, and consulting services.

Business activity in selected operations in 1994 fell below the Company's business plan. Slower than planned revenue growth from certain operations combined with lower than expected gross profit margins associated with hardware sales and excess technical resources in the consulting sector have been the primary issues of concern. While expenses were also below the Company's plan, the reduction was not adequate to offset lower gross profit levels.

During the fourth quarter of 1994, the Company completed a thorough review of its worldwide business operations and market opportunities. In order to remain competitive in the future, the Company concluded that the business trends mentioned above would continue if certain actions were not taken to further reduce the geographic scope of operations, downsize employment levels worldwide, and revalue selected assets. Based on this review, the Company adopted a formal restructuring plan resulting in a pre-tax restructuring charge of $70.1 million.

Management believes its restructuring program is necessary to eliminate non-essential functions and excess costs, and based on forecasts, such cost reductions should enable the Company to compete effectively in the marketplace. Under the restructuring plan, the Company will reduce its pre-restructure workforce by approximately 600 individuals, thereby reducing annualized payroll, labor, and benefit costs by approximately $38 million. In addition, the exit from various leased properties will reduce annual rent expense by approximately $3 million. These cost savings will be offset in part by future workforce additions and other expenditures as the Company continues to focus on its core business.

As part of the spin-off from Ceridian Corporation, the Company adopted an earlier restructuring plan to better align its geographic dispersion and employee population with its business. Accordingly, in June 1992, the Company recognized a restructuring pre-tax charge of $114.9 million.

See note 16 of the Notes to Consolidated Financial Statements which sets forth the Company's restructuring activities and the reserve balances as of December 31, 1994, January 1, 1994, and January 2, 1993.

Future cash outlays under the restructuring plan are anticipated to be $36.7 million and $18.2 million in 1995 and 1996, respectively.

Goodwill write-off. In 1994, the Company recorded a goodwill write-off charge of $24.9 million. During the fourth quarter, the Company concluded that the carrying values of the Evernet Systems, Inc. and Dataselskapet A/S goodwill balances were fully impaired and the remaining unamortized

balances were charged to earnings. The primary reasons for these write-offs included significant reductions in the employee and customer bases and a refocusing of the Company's overall systems integration strategy. For additional information regarding this charge, see notes 2 and 17 of Notes to Consolidated Financial Statements.

Valuation of spare parts inventory charge. In June 1992, the Company also recorded a pre-tax charge of $14.9 million related to a change in the valuation of spare parts inventory. For additional information regarding this charge, see note 1(j) of Notes to Consolidated Financial Statements.

Nonoperating Income

                             1994   Change       1993     Change    1992
Nonoperating income          $3.6    (53.8%)     $7.8     47.2%     $5.3
Percentage of revenues        0.7%                1.7%               1.0%

Interest expense. Interest expense decreased in 1994 due to lower interest rates on outstanding borrowings.

Interest income. Interest income decreased in 1994 due to lower average daily cash and short-term investment balances combined with lower yields on these investments.

Other income. Other income decreased in 1994 primarily attributable to a $1.2 million expense for the reduction in the market value of certain short-term investments due to increases in interest rates, a $0.4 million loss in affiliates primarily related to the Company's fifty percent interest in Metaphase Technology, Inc., and the inclusion of a $1.5 million gain on investments in 1993 arising out of the sale of Silicon Graphics, Inc. common stock versus no similar gain on investments in 1994, offset in part by a foreign currency transaction gain of $0.4 million.

The decrease in 1993 is due primarily to foreign currency transaction losses of $0.3 million in 1993 versus $1.6 million of foreign currency transaction gains in 1992.

Provision for Income Taxes

                             1994   Change       1993     Change    1992
Provision for income taxes   $1.0    (47.4%)     $1.9     18.8%     $1.6
Percentage of revenues        0.2%                0.4%     0.3%

The provisions for income taxes in 1994, 1993, and 1992 relate primarily to foreign income taxes on the earnings of the Company's foreign subsidiaries and foreign withholding taxes on certain United States income and state franchise taxes. See note 7 of Notes to Consolidated Financial Statements which describes the differences between the U.S. statutory and effective income tax rates.

Net Earnings (Loss) and Earnings (Loss) Per Share


                           1994    Change      1993     Change     1992
Net earnings (loss)       $(94.4)  (1,137.4%)  $ 9.1     106.8%  $(134.0)
Percentage of revenues     (18.0%)               2.0%              (25.9%)
Earnings (loss) per share $(6.87)              $0.66              $(12.03)

Net earnings (loss). The net loss for 1994 was $94.4 million compared with net earnings for 1993 of $9.1 million and a net loss for 1992 of $134.0 million.

The 1994 net loss is primarily attributable to the $70.1 million restructuring charge and $24.9 million goodwill write-off recorded in the fourth quarter of 1994 and lower gross profit margins on open systems hardware products. The improvement in net earnings for 1993 from 1992, exclusive of the restructuring and other charges in 1992, is the result of the reduction in operating expenses, primarily technical expense, consistent with the Company's transition to a systems integration company.

The 1992 net loss is primarily attributable to the $114.9 million restructuring charge and the $14.9 million change in valuation of the spare parts inventory recognized in the second quarter of 1992 associated with the spin-off from Ceridian.

Outlook

The following factors, among others, should be considered in evaluating the Company's outlook.

General. The Company participates in the systems integration segment of the information systems and services market. This segment is projected to grow by more than 15% per year over the next four years. Equipment manufacturers, large consulting firms, and traditional systems integrators also compete in this market segment. There are many smaller firms also active in this market segment with no one firm having a dominant position. Many of the companies in this market segment offer outsourcing and other types of long term agreements with their customer base. The result of these types of activities is to develop a backlog of business that creates a certain predictable revenue base in future periods. The Company has a limited number of these types of arrangements. Therefore, revenue predictability is currently difficult, and continuing quarterly volatility of earnings can be expected.

Revenues.   Revenue levels  in  1995 could  be  impacted by  the  Company's business transition and narrowed focus, as well as by the acquisition of additional businesses or divestiture of existing operations.

Cost of revenues. The Company's cost of revenues as a percentage of total revenues increased in 1994 from 1993, resulting in lower gross profit margins. Cost savings in 1995 expected from the restructuring actions taken in 1994 could be partially offset by continuing declines in the servicing of proprietary products and a change in revenue mix, resulting from faster growth in lower margin hardware products. Due to varying gross profit margins of different types of product sales and varying gross profit

margins of specific large projects quarter to quarter, total gross profit margins in 1995 will be volatile.

Selling, general and administrative expenses. SG&A expenses declined in 1994 from 1993, due primarily to the downsizing actions taken over the past two years. SG&A expenses are expected to decline slightly in 1995 from 1994. Excluding the expense associated with the acquired businesses, SG&A expense declined approximately 15% during 1994 versus 1993 levels.

Technical expenses. Technical spending declined in 1994, and is expected to decline further in 1995 as the majority of the technical spending for proprietary products was completed in 1994. Some of this decline will be offset by higher spending on Electronic Commerce products and services, one of the Company's primary targeted markets.

Income tax rate. In total, the Company has $131.2 million of deferred tax assets at December 31, 1994, which can be used to offset taxes on future earnings. While the Company maintains significant operations outside the
United States, the majority of these operations also have deferred tax assets as of December 31, 1994, resulting from lower than expected 1994 earnings, caused in part by the worldwide restructuring activity. In the long-term this will significantly reduce the Company's tax expense. However, given the wide geographical dispersion of the Company's operations the overall effective tax rate will be volatile.

Foreign exchange. A large percentage of the Company's revenues, costs, and expenses are transacted in currencies other than the U.S. dollar. As a result, the Company's financial results are subject to foreign exchange rate fluctuations.

Other.   See Notes  to Consolidated  Financial Statements  regarding  other factors concerning the Company.

Financial condition

The Company's cash and short-term investments totalled $85.4 million at December 31, 1994 representing 28.4% of total assets. The Company has no long term debt. Stockholders' equity at December 31, 1994 was $82.3 million. Total cash and short-term investment balances increased by $3.8 million in 1994. The primary factors in the increase were a positive cash flow of $22.0 million from working capital items (primarily trade and other receivables and inventories of $26.6 million) and depreciation and amortization of $18.0 million, partially offset by restructuring payments of $22.9 million, a payment of $3.8 million to acquire a business in the United Kingdom, and capital expenditures of $9.0 million. Stockholders' equity decreased by $92.9 million in 1994. The decrease is primarily the result of the restructuring charge of $70.1 million and the goodwill write-off of $24.9 million recorded in the fourth quarter of 1994.

As of December 31, 1994, the Company has available up to $33.4 million, primarily short-term notes and overdraft facilities, under bank lines of credit in certain international subsidiaries. The Company has a domestic credit arrangement which provides up to $10.0 million in unsecured short-term credit.

The Company  still  has $54.9  million  of restructure  obligations  as  of
December 31, 1994, $36.7 million which are expected to be cash outlays in the next twelve months primarily for severance costs, lease and other obligations related to excess facilities, and litigation costs. The Company believes that it can finance this cash requirement through a

combination of existing cash reserves, cash flow from operations, asset sales, and its borrowing capacity. To the extent it may be necessary to supplement these sources of cash, the Company could seek financing from strategic investors and through future debt or equity financing in the public or private markets. The ability of the Company to borrow money or to sell debt or equity securities will depend on its results of operations, financial condition, and business prospects, as well as conditions then prevailing in the system integration industry and the relevant capital markets.

The Company will continue to explore ways to accomplish its downsizing and focusing objectives by means other than the expenditure of cash, including the possible sale of non-strategic operations, in order to minimize employee impact and cash outflow. Depending on the magnitude and timing of these potential dispositions, earnings and financial condition of the Company could be materially impacted in 1995.

CONTROL DATA SYSTEMS, INC.
SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except employee and per share data)


OPERATING DATA
                                      Years Ended
                December 31,January 1, January 2, December 31, December 31,
                     1994      1994       1993        1991         1990
REVENUES          $ 524,227 $ 451,835  $ 516,979   $ 573,643    $ 578,010

COST OF REVENUES    382,528   285,448    320,728*    388,027*     336,390
  Gross Profit      141,699   166,387    196,251     185,616      241,620

OPERATING EXPENSES:
 Selling, general and
   administrative   129,491   139,467    164,312     161,510      157,727
 Technical           14,241    23,782     39,953*     42,352*      74,898
 Restructuring       70,100         -    114,900      23,894        4,123
 Goodwill write-off  24,900         -          -           -            -
 Change in the
   valuation of
   spare parts
   inventory              -         -     14,900           -            -
   Total operating
     expenses       238,732   163,249    334,065     227,756      236,748

   Earnings (loss)
    from operations (97,033)    3,138   (137,814)    (42,140)       4,872

OTHER INCOME, NET     3,630     7,832      5,338       2,669       24,972
   Earnings (loss)
    before income
    taxes           (93,403)   10,970   (132,476)    (39,471)      29,844

PROVISION FOR INCOME

 TAXES                1,000     1,850      1,558       4,523       11,117
  Net earnings
  (loss)           $(94,403)$   9,120  $(134,034)  $ (43,994)   $  18,727

Net earnings (loss) per
 common share and common
 share equivalents $  (6.87)$    0.66  $  (12.03)  $   (4.14)   $    1.76

Weighted average common
  shares outstanding
  (in thousands)     13,740    13,764     11,138      10,632       10,629


BALANCE SHEET DATA (at end of period)

                                         As of
                 December 31, January 1, January 2, December 31, December 31,
                     1994        1994       1993        1991         1990
Cash and short-
 term investments $  85,415 $  81,635  $ 134,423    $  13,504    $  25,408
  Total assets      300,568   352,923    373,522      373,485      423,705
  Working capital    93,341   133,868    160,816      126,782      145,055
  Debt obligations    2,933     1,891      9,768       16,529        4,320
  Stockholders'
   equity            82,306   175,176    159,207      192,030      236,568

STATISTICAL DATA
  Number of
   employees          2,890     3,142      3,285        3,918        4,498
  Revenue/employee
 (average; in
  thousands)      $     165  $    142  $     144    $     136     $    116

* Technical expenses of $10.5 million and $12.7 million were reclassified to cost of revenues in 1992 and 1991, respectively.


See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

                                                Years Ended
                                 December 31,    January 1,    January 2,
                                    1994            1994          1993
REVENUES:
 Net sales and rentals            $ 319,302     $ 233,972     $ 282,794
 Services                           204,925       217,863       234,185
   Total revenues                   524,227       451,835       516,979


COST OF REVENUES:
 Net sales and rentals              232,650       141,085       159,289
 Services                           149,878       144,363       161,439
   Total cost of revenues           382,528       285,448       320,728

   Gross profit                     141,699       166,387       196,251

OPERATING EXPENSES:
 Selling, general and
  administrative                    129,491       139,467       164,312
 Technical                           14,241        23,782        39,953
 Restructuring                       70,100             -       114,900
 Goodwill write-off                  24,900             -             -
 Change in the valuation of spare
   parts inventory                        -             -        14,900
    Total operating expenses        238,732       163,249       334,065

   Earnings (loss) from operations  (97,033)        3,138      (137,814)

OTHER INCOME (EXPENSES):
  Interest expense                   (1,282)       (1,953)       (2,212)
  Interest income                     4,786         6,235         2,391
  Other income, net                     126         3,550         5,159
    Total other income, net           3,630         7,832         5,338

    Earnings (loss) before
      income taxes                  (93,403)       10,970       (32,476)

PROVISION FOR INCOME TAXES            1,000         1,850         1,558

    Net earnings (loss)           $ (94,403)    $   9,120    $ (134,034)

Net earnings (loss) per common
  share and common share
  equivalents                     $   (6.87)    $    0.66    $   (12.03)

Weighted average common shares
  outstanding (in thousands)         13,740        13,764        11,138

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

                                         December 31,   January 1,
ASSETS                                      1994            1994
  Current assets:
    Cash and short-term investments       $  85,415     $  81,635
    Trade and other receivables             121,829       125,470
    Inventories                              38,241        56,222

    Prepaid expenses and other current
     assets                                   6,756         7,898
      Total current assets                  252,241       271,225

  Investments and advances                      133           615
  Property and equipment, net                20,727        28,058
  Leased and data center equipment, net       1,901         4,779
  Noncurrent trade receivables                7,330        11,638
  Goodwill, net                              10,187        27,842
  Other noncurrent assets                     8,049         8,766
      Total assets                        $ 300,568     $ 352,923


LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Notes payable                         $   2,933     $   1,891
    Accounts payable                         41,004        35,212
    Customer advances and deferred income    24,254        19,665
    Accrued taxes                             4,515         4,104
    Accrued salaries and wages               14,320        16,620
    Restructure reserves, current portion    36,698        21,722
    Other accrued expenses                   35,176        38,143
      Total current liabilities             158,900       137,357

  Deferred income taxes                         616         1,123
  Restructure reserves, less current
    portion                                  18,240        10,554
  Pension liabilities                        34,019        27,870
  Other noncurrent liabilities                6,487           843
      Total liabilities                     218,262       177,747

  Stockholders' equity:
    Preferred stock, par value $.01 per
     share, authorized 5,000,000 shares;
     none issued and outstanding                  -             -
    Common stock, par value $.01 per
     share, authorized 50,000,000 shares;
     issued and outstanding 13,803,492 and
     13,598,668 shares as of December 31,
     1994 and January 1, 1994, respectively     138           136
    Additional paid-in capital              161,105       159,683
    Retained earnings                       (71,241)       23,162
    Minimum pension liability adjustment     (6,957)       (4,722)
    Foreign currency translation adjustment    (739)       (3,083)
      Total stockholders' equity             82,306       175,176
      Total liabilities and stockholders'
        equity                            $ 300,568     $ 352,923

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

                                                                              Minimum     Foreign      Investment
                                         Common Stock  Additional             Pension     Currency    By/Advances
                                      Number of          Paid-In   Retained  Liability   Translation      from
                                       Shares    Amount  Capital   Earnings  Adjustment  Adjustment     Ceridian      Total
Balance at December 31, 1991               -     $   -  $      -  $       -  $       -   $     (25)   $  192,055   $  192,030
 Issuance of common stock             10,667       107         -          -          -           -             -          107
 Ceridian contribution                     -         -   102,000          -          -           -             -      102,000
 Issuance of common stock to
  Silicon Graphics, Inc., net of
  issuance costs                       1,185        12    13,665          -          -           -             -       13,677
 Issuance of common stock to NEC
  Corporation                            624         6     5,265          -          -           -             -        5,271
 Exercises of stock options                6         -        27          -          -           -             -           27
 Forgiveness of intercompany
  amount due to Ceridian                   -         -    25,008          -          -           -       (25,008)           -
 Foreign currency translation
  adjustment                               -         -         -          -          -        (900)            -         (900)
 Net loss for the year                     -         -         -   (134,034)         -           -             -     (134,034)
 Net loss, prior to spin-off               -         -         -    148,076          -           -      (148,076)           -
 Net transactions with Ceridian            -         -         -          -          -           -       (18,971)

Balance at January 2, 1993            12,482       125   145,965     14,042          -        (925)            -      159,207

 Issuance of common stock under
  the Employee Stock Purchase Plan        30         -       311          -          -           -             -          311
 Issuance of common stock to
  acquire Evernet Systems, Inc.          816         8     8,155          -          -           -             -        8,163
 Issuance of warrants to purchase
  common stock to acquire Evernet
  Systems, Inc.                            -         -       900          -          -           -             -          900
 Exercises of stock options              271         3     1,539          -          -           -             -        1,542
 Issuance of nonrefundable equity
  option in ICEM Systems GmbH              -         -     2,813          -          -           -             -        2,813
 Minimum pension liability
  adjustment                               -         -         -          -     (4,722)          -             -       (4,722)
 Foreign currency translation
  adjustment                               -         -         -          -          -      (2,158)            -       (2,158)
 Net earnings                              -         -         -      9,120          -           -             -        9,120

Balance at January 1, 1994            13,599       136   159,683     23,162     (4,722)     (3,083)            -      175,176

 Issuance of common stock under
  the Employee Stock Purchase Plan        84         -       595          -          -           -             -          595
 Exercises of stock options              120         2       827          -          -           -             -          829
 Minimum pension liability
  adjustment                               -         -         -          -     (2,235)          -             -       (2,235)
 Foreign currency translation
  adjustment                               -         -         -          -          -       2,344             -        2,344
 Net loss                                  -         -         -    (94,403)         -           -             -      (94,403)

Balance at December 31, 1994          13,803     $ 138  $161,105  $ (71,241) $  (6,957)  $    (739)   $        -   $   82,306



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                   Years Ended
                                        December 31, January 1, January 2,
                                           1994         1994       1993
Cash Flows from Operating Activities:
  Net earnings (loss)                   $(94,403)    $  9,120   $(134,034)
  Adjustments to reconcile net earnings
   (loss) to net cash provided by
   (used in) operating activities:
  Depreciation                            14,349       17,822      31,616
  Amortization                             3,624        2,041       1,742
  Foreign currency transaction
   (gain) loss                              (563)         163        (955)
  Equity in losses of affiliates             429           37          76
  Restructuring                           70,100            -     114,900
  Goodwill write-off                      24,900            -           -
  Change in the valuation of spare
   parts inventory                             -            -      14,900
  Restructure reserves utilized          (22,854)     (25,018)    (31,351)
  Gain on sale of marketable
   securities and other assets            (1,140)      (1,288)     (1,438)
  Net change in working capital items     21,983      (24,907)     25,487
  Net change in noncurrent
   trade receivables                       3,787          890         457
  Net change in other noncurrent
   assets                                 (2,343)      (2,841)       (547)
  Other                                   (2,419)        (225)        743
     Net cash provided by (used in)
      operating activities                15,450      (24,206)     21,596

Cash Flows from Investing Activities:
  Expended for property and equipment     (7,679)      (8,567)    (11,329)
  Expended for leased and data
   center equipment                       (1,368)      (2,788)     (5,654)
  Investment in affiliates                    (8)         (80)       (161)
  Proceeds from sale of property
   and equipment                           1,919        3,727       2,402
  Proceeds from sale of Silicon
   Graphics, Inc. common stock                 -        3,244           -
  Acquisitions of businesses, net
   of cash provided                       (3,844)     (15,584)          -
  Change in short-term investments        (5,667)      66,810    (129,281)
  Other                                        -            -       1,897
     Net cash (used in) provided by
      investing activities               (16,647)      46,762    (142,126)

Cash Flows from Financing Activities:
  Repayments under short-term

   financing arrangements, net            (1,604)      (5,360)    (12,869)
  Repayments of long-term obligations          -       (7,125)       (511)
  Proceeds from issuance of common
   stock, net of issuance costs            1,424        1,853      19,082
  Proceeds from issuance of nonrefundable
   equity option in ICEM Systems GmbH          -        2,813           -
  Ceridian contribution                        -            -     102,000
  Net transactions with Ceridian               -            -       5,062
     Net cash (used in) provided by
      financing activities                  (180)      (7,819)    112,764

Effect of Exchange Rate Changes on Cash     (510)        (715)       (596)

  Net change in cash and equivalents      (1,887)      14,022      (8,362)
  Cash and cash equivalents, beginning
   of year                                19,164        5,142      13,504
  Cash and cash equivalents, end of year  17,277       19,164       5,142
  Short-term investments                  68,138       62,471     129,281
Cash and short-term investments, end
  of year                               $ 85,415     $ 81,635   $ 134,423

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Principles of Consolidation

The consolidated financial statements include the accounts of all majority-
owned  subsidiaries  of   the  Company.     All  significant  intercompany
investments, accounts, and transactions have been eliminated.

The investments in and the operating results of companies in which Control Data Systems has an ownership of 50% or less are included in the financial statements on the basis of the equity method of accounting.

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

On January 1, 1993, the Company purchased 45% of the equity interest in ICEM Systems GmbH ("ICEM Systems") owned by Volkswagen AG ("VW"), which gave the Company a 95% equity interest in ICEM Systems. VW retained a 5% equity interest in ICEM Systems. On January 2, 1995, the Company purchased VW's 5% equity interest in ICEM Systems making the Company 100% owner of ICEM Systems. ICEM Systems was consolidated into the Company's 1992 financial statements. This had no impact on the 1992 consolidated revenues or net loss.


(b)  Revenue Recognition

Revenues from sales of hardware and software products are recognized upon shipment, installation, or acceptance, depending on the particular product and contract terms. Revenues from rental and maintenance contracts are recognized over the period of the agreement. Services revenues are recognized when the services are performed.

(c)  Cash and Short-term Investments

Highly liquid investments with a maturity of three months or less when purchased are generally considered to be cash equivalents. Short-term investments consist principally of short-term fixed income securities and are stated at the lower of cost or market. Cost approximates market value for all classifications of cash and short-term investments.

(d)  Inventories

Inventories are stated at cost not in excess of realizable values. Costs are based on actual or average methods. Inventories include maintenance service parts, purchased hardware and software products, and costs incurred for projects in process.

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

(f)  Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over 10 years. Goodwill balances are reviewed quarterly to determine that the unamortized balances are recoverable. In evaluating the recoverability, the following factors, among others, are considered: a significant change in the factors used to determine the amortization period, an adverse change in legal factors or in the business climate, a transition to a new product or service strategy, a significant change in the customer base, a realization of failed marketing efforts. If the unamortized balance is believed to be unrecoverable, the Company recognizes an impairment charge necessary to reduce the unamortized balance to the amount of cash flows expected to be generated over the remaining life. If the acquired entity has been integrated into other operations and cash flows cannot be separately measured, the Company recognizes an impairment charge necessary to reduce the unamortized balance to its estimated fair value. The amount of impairment is charged to earnings in the current period.

(g)  Other Noncurrent Assets


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

Except for selective dividends, the Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes or foreign withholding taxes was required on such earnings during the three years ended December 31, 1994.

(l)  Net Earnings (Loss) Per Share


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

(m)  Presentations

Beginning in the first quarter of 1994, certain cash flow activities were reclassified to conform to the current year's presentation Beginning in the fourth quarter of 1993, certain operating expenses, which previously were treated as technical expenses, have been reclassified to cost of revenues. Such operating expenses amounted to $6.2 million and $10.5 million in 1993 and 1992, respectively. All financial information has been restated to conform to these methods of presentation.

(n)  Fiscal Year-end

The Company has adopted a 52/53 week fiscal year, which ends on the Saturday closest to December 31. Fiscal years 1994, 1993, and 1992 comprised 52 weeks and ended on December 31, 1994, January 1, 1994, and January 2, 1993, respectively.

2.  ACQUISITIONS

On January 4, 1994, the Company acquired all of the outstanding capital stock of MICHAEL Business Systems Plc which was engaged in providing microcomputer-based products and network integration services. The acquisition was accounted for as a purchase and the net assets and results of operations have been included in the Company's consolidated financial statements from the acquisition date. The total consideration paid for this acquisition was $3.8 million in cash, plus a contingent payment of $1.2 million, payable over the next two years. Net identifiable liabilities acquired of $4.9 million consist of $12.3 million of assets acquired and $17.2 million of liabilities assumed. Goodwill from this acquisition of $9.9 million is amortized on a straight-line basis over a period of ten years. Results of operations from this acquisition have been included in the current year statement of operations.

During fiscal 1993, the Company acquired three companies which were engaged in computer systems and network integration. These acquisitions have been accounted for as purchases and the net assets and results of operations have been included in the Company's consolidated financial statements from the effective date of acquisition.

In June 1993, the Company acquired all of the outstanding capital stock of Evernet Systems, Inc., a privately-held U.S. network systems integrator. The total consideration paid for this acquisition was $20.6 million, of which $11.5 million was paid in cash, $8.2 million was paid through the issuance of 816,283 shares of common stock, and the issuance of warrants to purchase 300,000 shares of common stock, valued at $0.9 million. Net identifiable liabilities acquired of $7.1 million consist of $6.6 million of assets acquired (principally consisting of accounts receivable and
inventory) and $13.7 million of  liabilities assumed.   Goodwill from this
acquisition of $27.7 million was amortized on a straight-line basis over a period of ten years. In the fourth quarter of 1994, the remaining goodwill of $24.0 million relating to this acquisition was written-off (see note
17).


Also, in June 1993, the Company acquired Dataselskapet A/S, a privately-held Norwegian PC integration company. The total consideration paid for this acquisition was $0.1 million in cash. Net identifiable liabilities acquired of $0.9 million consist of $2.5 million of assets acquired and $3.4 million of liabilities assumed. Goodwill from this acquisition of $1.0 million was amortized on a straight-line basis over a period of ten years. In the fourth quarter of 1994, the remaining goodwill of $0.9 million relating to this acquisition was written-off (see note 17).

In October 1993, the Company acquired Antares Electronics, Inc., a privately-held Canadian systems integration company providing specialized microcomputer-based solutions in the areas of enterprisewide networking and integration. The total consideration paid for this acquisition was $5.2 million in cash. Net identifiable assets acquired of $4.4 million consist of $6.7 million of assets acquired and $2.3 million of liabilities assumed. Goodwill from this acquisition of $0.8 million is amortized on a straight-line basis over a period of ten years.

The following represents the unaudited pro forma results of operations and assumes that the 1993 acquisitions described above occurred as of the beginning of the respective period presented after giving effect to certain adjustments, including amortization of goodwill, decreased interest income from cash utilized, and the elimination of interest expense on the pay-off of certain acquisition liabilities.

                                                        Years Ended
(Dollars in thousands,                                   January 1,
 except per share data)                                     1994
Revenues                                                  $ 509,560
Net loss                                                  $  (1,677)
Net loss per share                                        $   (0.13)
Weighted average common shares outstanding (in
 thousands)                                                  13,115


The pro forma financial information does not purport to be indicative of the results of operations that would have occurred had these transactions taken place at the beginning of the period presented or of future results of operations.

3.  TRADE AND OTHER RECEIVABLES


                                    December 31,   January 1,
                                        1994          1994
                                      (Dollars in thousands)
Trade receivables                    $ 108,132      $ 119,858
Other                                   20,541         15,675
Allowance for doubtful accounts         (6,844)       (10,063)
  Total                              $ 121,829      $ 125,470



4.  OTHER ACCRUED EXPENSES

                                        December 31,   January 1,
                                           1994           1994
                                          (Dollars in thousands)
Accrued warranty, support and
 maintenance costs                        $ 12,745       $ 16,271
Bonuses and commissions                      2,875          2,368
Royalties                                    1,173          1,074
Insurances                                   2,329          2,941
Minority interest in joint venture           1,177          1,389
Other                                       14,877         14,100
  Total                                   $ 35,176       $ 38,143

5.  STOCKHOLDERS' EQUITY

Capitalization

Under the Company's Restated Certificate of Incorporation (the "Restated Certificate"), the total number of shares that the Company has authority to issue is 55,000,000, of which 5,000,000 are designated as shares of Preferred Stock, par value $0.01 per share, and 50,000,000 are designated as shares of Common Stock, par value $0.01 per share.

Stock Options

Under the 1992 Equity Incentive Plan, the Compensation Committee may award stock options, restricted stock, and performance units ("Units") to those officers and employees of the Company whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. In addition, provisions of the Equity Incentive Plan (the "Plan") provide for the award of stock options, as specified in such provisions, to the directors of the Company who are not employees.

As of December 31, 1994, the Company has reserved 2.9 million shares of the Company's Common Stock for issuance pursuant to awards under the Plan, which includes shares upon exercise of replacement options provided to optionees pursuant to the provisions of the spin-off of the Company from Ceridian to replace and preserve the value of Ceridian stock options held by such optionees at the time of the spin-off. If an award under the Plan expires or terminates without being exercised in full or is forfeited, the shares subject thereto are generally available for new awards. In 1994 the stockholders authorized an additional 0.5 million shares for issuance under the Plan.

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


The Plan also provides for shares of the Company's Common Stock to be issued to employees in the form of restricted stock grants; however, no restricted stock grants had been issued as December 31, 1994.

Following a "change of control termination," all options granted under  the
Plan  will  become  immediately   exercisable,  and  all  restrictions   on
restricted stock awarded under the Plan will immediately lapse.

The Plan also provides recipients with the opportunity to receive cash or stock awards if the Company's financial goals or other business objectives are achieved over a longer-term performance period. The Compensation Committee will determine the performance goals, the performance period, the vesting of Units, and how Units will be valued. No Units had been issued as of December 31, 1994.


Stock Options               Shares                        Shares
                           Available              Under Outstanding Options
                           for Grant  Exercisable  Shares       Price
Balance at August 1, 1992          -           -          -          -

Authorized for issuance    2,400,000           -          -          -
Replacement options         (581,080)    203,190    581,080  $4.53-$10.16
Granted                   (1,620,000)          -  1,620,000  $8.25-$10.00
Exercised                          -           -     (5,620)       $ 4.86
Cancelled                     10,639           -    (10,639) $4.73-$ 4.86

Balance at January 2, 1993   209,559     203,190  2,184,821  $4.53-$10.16

Granted                     (425,000)          -    425,000  $9.25-$13.00
Became exercisable                -      661,053          -  $4.73-$10.00
Exercised                          -    (271,138)  (271,138) $4.73-$ 9.62
Cancelled                    274,884     (29,898)  (274,884) $4.73-$10.25

Balance at January 1, 1994    59,443     563,207  2,063,799  $4.53-$13.00

Authorized for issuance      500,000           -          -          -
Granted                     (754,899)          -    754,899  $6.38-$10.25
Became exercisable                 -     949,263          -  $4.53-$13.00
Exercised                          -    (121,050)  (121,050) $4.53-$ 8.25
Cancelled                          -    (171,258)  (506,499) $4.73-$13.00

Balance at December 31, 1994  311,043  1,220,162  2,191,149  $4.73-$13.00

Stock Warrants

In connection with the acquisition of Evernet Systems, Inc., the Company issued stock warrants granting the holders the right and option to purchase 300,000 shares of the Company's common stock at an exercise price of $12.86 per share. The warrants are exercisable in three equal annual installments beginning in June 1994. No warrants have been exercised as of December 31, 1994.

Employee Stock Purchase Plan



Under the 1993 Employee Stock Purchase Plan ("the Plan") the Company has reserved 400,000 shares of Common Stock for issuance pursuant to the Plan. The primary purpose of the Plan is to provide an opportunity for eligible employees to become stockholders of the Company. Eligible employees may contribute up to 10% of their compensation toward the purchase of the Company's Common Stock. The Plan operates in phases of three months each, generally beginning on January 1, April 1, July 1, and October 1 of each year. At the end of each phase, an employee who elects to participate in the Plan can purchase up to 500 shares of Common Stock with his or her accumulated payroll deductions. The purchase price for those shares of Common Stock will be either 85% of the market price at the beginning of the phase or 85% of the market price at the end of the phase, whichever is less. As of December 31, 1994, shares purchased under the Plan totalled 113,361.

6. FINANCING ARRANGEMENTS

Certain of the Company's international subsidiaries have arranged for financing, primarily with local banks. Debt outstanding under these arrangements, primarily short-term notes and foreign overdraft facilities, amounted to $2.9 million and $1.9 million at December 31, 1994 and January 1, 1994, respectively. Outstanding letters of credit totalled $0.4 million at December 31, 1994. The average amount of short-term debt outstanding for 1994 was $6.2 million.

The Company has a U.S. bank line of credit which provides for borrowings of up to $10.0 million, none of which was outstanding at December 31, 1994. The line of credit bears interest at prime plus two percent and expires on April 14, 1995.

7.  INCOME TAXES

As discussed in note 1(k), the Company  adopted FAS No. 109, as of  January
3, 1993.   This change in  accounting for income  taxes had no  significant impact on the consolidated financial statements of the Company.

The components of earnings (loss) before income taxes and the provision for income taxes (benefit) are included in the following table:


Components of Earnings and Taxes                  Years Ended
                                      December 31, January 1, January 2,
(Dollars in thousands)                   1994        1994        1993

Earnings (loss) before income taxes:
  Domestic                             $(75,093) $(15,289)    $(93,785)
  Foreign                               (18,310)   26,259      (38,691)
    Total                              $(93,403) $ 10,970    $(132,476)

Income Tax Provision (Benefit):
  Current:
    Domestic                           $    325  $    661     $     92
    Foreign                               1,059     1,224        4,862

  Deferred:
    Domestic                                  -       238            -
    Foreign                                (384)     (273)      (3,396)
      Total                            $  1,000  $  1,850     $  1,558

Reconciliation of estimated income taxes at United States statutory tax rate to the income taxes provision is reported as follows:

                                              Years Ended
Effective Rate Reconciliation
                                   December 31, January 1,  January 2,

(Dollars in thousands)                1994         1994        1993

  U.S. federal statutory rate             35%         35%         34%
  Income tax provision (benefit)
    at U.S. statutory rate          $(32,691)    $ 3,840    $(45,042)
  International rate differences,
   credits translation, dividends
    and other offsets                  1,650      (1,969)        148
  Non-deductible goodwill             10,121           -           -
  Change in valuation reserve         20,717           -           -
  Losses for which no tax
    benefit was provided                 903       4,928      46,452
  Utilization of unbooked deferred
   assets                                  -      (5,474)          -
  U.S. state income and franchise
    taxes                                300         525           -
    Provision for income taxes      $  1,000     $ 1,850    $  1,558

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and January 1, 1994 are presented below:

                                   December 31,      January 1,
(Dollars in thousands)                 1994             1994
Deferred Tax Assets
Depreciation and amortization        $   8,530       $  11,039
Inventory valuation                     16,846          21,778
Pension plans                            2,387           2,432
Deferred revenues                        2,792           4,606
Allowance for doubtful accounts          3,016           4,495
Restructuring and other accruals        26,021          19,158
Net operating loss carryforwards        61,655          37,940
Tax credit carryforwards                 4,229           4,462
Other                                    5,676           4,062
 Total gross deferred tax assets       131,152         109,972
 Less valuation allowance             (125,709)       (103,289)
  Net deferred tax assets                5,443           6,683

Deferred Tax Liabilities

Depreciation and amortization        $    (633)           (627)
Inventory valuation                       (417)         (1,024)
Pension plans                           (4,794)         (5,779)
Other                                     (215)           (376)
 Total deferred tax liabilities         (6,059)         (7,806)
    Total deferred income taxes      $    (616)      $  (1,123)

Although the Company has available gross deferred tax assets in the amount of $131.2 million which can be used to offset taxes on future earnings, the Company currently maintains sizable operations in several foreign countries whose tax on future earnings cannot be offset by these deferred tax assets.

Included in the gross deferred tax assets and the valuation reserve is $7.1 million for U.S. net operating losses subject to limitation under Section 382 of the Internal Revenue Code. Additionally, the remainder of the Company's U.S. deferred tax assets may become subject to limitation or permanent loss if certain changes in ownership, as defined by U.S. tax rules, occur in the future.

U.S. and Foreign Income Tax Carryforwards at December 31, 1994

                                                           Expiration
(Dollars in thousands)                            Amount     Dates
U.S. Federal net operating loss carryforwards   $ 89,653    2000-2008
Foreign net operating loss carryforwards:         35,291    1995-2004
                                                  33,442      None
Foreign tax credit carryforwards:                  1,713    1995-2000
                                                   2,516      None

Earnings of foreign subsidiaries considered to be reinvested for an indefinite period at December 31, 1994 total approximately $24.5 million. If those earnings were remitted, estimated withholding taxes of $4.3 million would be currently payable.

It is impracticable to compute the deferred tax asset or liability on the Company's investments in its foreign subsidiaries.

8.  COMMITMENTS AND CONTINGENCIES

Largely as a result of divestitures and other downsizing actions and the formation of certain cooperative ventures in recent years, the Company has agreed to incur or retain a variety of contingent liabilities. Generally, these liabilities include requirements for performance of various obligations assumed in some manner by the acquirer, such as customer contracts and leases of facilities and equipment; commitments to purchase products or services; commitments to invest or advance funds; and potential liabilities relating to the divestiture transaction itself, such as litigation arising from workforce reductions, purchase price adjustments, or representation and warranty obligations.

The Company monitors such contingent liabilities and has established reserves for those which it believes are probable of payment. Management believes that in the aggregate the contingent liabilities will not have a materially adverse impact on the financial position of the Company.


9.  RELATED PARTY TRANSACTIONS

Silicon Graphics Inc.

In August 1992, an agreement was signed between Silicon Graphics, Inc. ("SGI") and the Company to purchase 1,185,224 shares of the Company's Common Stock for an aggregate amount of $14.4 million. On February 14, 1995, the Company repurchased 1,185,224 shares of its common stock from SGI for an aggregate purchase price of $7.1 million.

In September 1992, a technology development agreement was reached between SGI and the Company. The Company recognized revenue under this agreement of none in 1994, $1.65 million in 1993, and $1.45 million in 1992. In addition, the Company received $1.95 million in 1993 and $0.5 million in 1992 from SGI to offset the costs of certain research and development projects. The Company purchased a total of $39.7 million of SGI products in 1994, $29.3 million in 1993, and $33.3 million in 1992.

Ceridian

Computing Devices International ("CDI"), a subsidiary of Ceridian, has been contracted to manufacture certain proprietary products for the Company. The Company purchased a total of approximately $6.5 million of CDI products in 1994, $36.6 million in 1993, and $16.6 million during the period from August 1, 1992 through January 2, 1993.

Allocated charges from Ceridian included in operating expenses were none in 1994 and 1993, and $6.0 million in 1992.

10.  LEASES

As Lessor: The Company leases equipment to others through operating leases with lease terms of one to five years. The Company pays taxes, licenses, and insurance associated with the equipment under lease. The minimum future rentals on noncancelable leases are $6.5 million in 1995, $3.6 million in 1996, $3.8 million in 1997, $0.5 million in 1998, and $0.3 million in 1999. The Company's net investment in equipment needed to support leasing operations, included in lease and data center equipment, was as follows:

                                 December 31,   January 1,
(Dollars in thousands)               1994          1994
Equipment                          $ 21,728     $ 76,540
Less accumulated depreciation        19,860       71,890
Net investment                     $  1,868     $  4,650


As Lessee: The Company leases certain property and equipment under operating leases. Most of these operating leases contain renewal options and require payments for taxes, insurance, and maintenance. Although, in most cases management expects that leases will be renewed or replaced by other leases in the normal course of business, downsizing activities in

recent years have diminished the need for such renewals and replacements and increased subletting of leased facilities.

The rental payments under these leases are charged to operations as incurred. The amounts of rental expense, net of sublease income of $4.3 million in 1994, $5.8 million in 1993, and $6.5 million in 1992, was $19.4 million in 1994, $18.1 million in 1993, and $20.5 million in 1992.

Future minimum payments under noncancelable operating leases, net of sublease income, with initial or remaining lease terms in excess of one year as of December 31, 1994 are: $12.9 million in 1995, $9.5 million in 1996, $6.8 million in 1997, $6.5 million in 1998, $5.6 million in 1999, and
$4.2 million thereafter. These amounts do not include obligations which have been recorded as liabilities in the consolidated balance sheet as the result of restructuring and other actions.

11.  SUPPLEMENTARY DATA TO CONSOLIDATED STATEMENTS OF OPERATIONS


Other Income (Expense)                   Years Ended
                                  December 31,   January 1,  January 2,
(Dollars in thousands)                1994         1994         1993
Foreign currency transaction
  gain (loss)                     $   351        $  (254)      $ 1,551
Asset/business sales                  345          2,236           308
Other income (expense)               (141)         1,605         2,708
Equity in earnings (losses)
  of affiliates                      (429)           (37)          592
      Total                       $   126        $ 3,550       $ 5,159

Other Data
Provisions for doubtful accounts  $ 1,906        $ 3,162       $ 3,692
Research and development*          10,127         23,765        37,776
Maintenance and repairs             7,245          7,111        10,758
Royalties                           2,245          2,697         3,659
Advertising                         2,656          4,716         4,721

*  Included in technical expenses in the consolidated financial statements.

12.  RETIREMENT BENEFITS AND OTHER POST RETIREMENT BENEFITS

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

Certain major international subsidiaries of the Company also offer defined benefit pension plans to their employees. Benefits under these plans are calculated on maximum or career-average earnings and years of participation

in the plans. Funding amounts are based on determinations by independent consulting actuaries of requirements of the Employee Retirement Income Security Act of 1974 (ERISA) in the U.S. and local statutory requirements in other countries.

The net periodic  pension costs (credit)  and related  assumptions for  all
defined  benefit  plans  appear  in  an  accompanying  table,  as  does   a
description of the funded status of those plans.


Net Periodic Pension Cost (Credit)                 Years Ended
                                     December 31,   January 1,    January 2,
(Dollars in thousands)                  1994           1994          1993
Service cost                           $   967       $ 1,079       $ 1,235
Interest cost on projected benefit
  obligation                             9,079         8,710         4,534
Actual return on plan assets            (5,197)       (9,476)       (3,628)
Net amortization and deferral           (4,341)         (511)         (355)
  Total                                $   508       $  (198)      $ 1,786

Rate Assumptions
Discount rate                             8.3%          7.4%          8.0%
Rate of salary progression                5.1%          6.8%          5.4%
Long-term rate of return on assets        8.1%          6.3%          8.4%


Retirement expense for all other plans amounted to $0.5 million in 1994, $0.6 million in 1993, and $1.9 million in 1992.


Funded Status of Defined Benefit Retirement Plans at Measurement Date


Plans in Which Asset Value Exceeds
Accumulated Benefit Obligation             December 31,   January 1,
(Dollars in thousands)                         1994          1994
Actuarial present value of obligation:
  Vested benefit obligation                   $21,176      $18,824
  Accumulated benefit obligation              $21,662      $20,130
  Projected benefit obligation                $23,526      $22,035
Plan assets at fair value                      39,328       38,807
Plan assets in excess of
  projected benefit obligation                 15,802       16,772
Unrecognized net gain                          (1,339)        (968)
Unrecognized prior service cost                   369          421
Unrecognized net asset                         (7,976)      (8,545)
Net pension asset recognized
 in the consolidated balance sheet            $ 6,856      $ 7,680




Plans in Which Accumulated Benefit
Obligation Exceeds Asset Value
                                             December 31,   January 1,
(Dollars in thousands)                          1994          1994
Actuarial present value of obligation:
  Vested benefit obligation                   $83,854        $95,263
  Accumulated benefit obligation              $84,107        $95,507
  Projected benefit obligation                $85,882        $98,353
Plan assets at fair value                      55,294         70,971
Projected benefit obligation in excess of
  plan assets                                  30,588         27,382
Unrecognized net gain                          (7,689)        (9,664)
Unrecognized prior service cost                (1,634)        (1,644)
Unrecognized liability for defined
  benefit plans                                   174            143
Fiscal 1995-1997 settlement reserve             2,597          3,654
Adjustment to recognize minimum pension
  liability                                     6,957          4,722
Net pension liability for defined
  benefit parts                                30,993         24,593
Other non-defined benefit plans' obligations    3,026          3,277
Net pension liability recognized in the
  consolidated balance sheet                  $34,019        $27,870


Other Post-Retirement Benefits

Substantially all retired U.S. employees of the Company prior to July 31, 1992, participate in post-retirement health insurance benefits provided by Ceridian. Non-U.S. plans are not significant. Those costs in excess of retirees' contributions, which were allocated to the Company by Ceridian were none in 1994 and 1993, and $2.3 million in 1992. Ceridian assumed all future obligations related to all of the Company's retired employees as of July 31, 1992. The Company has no post-retirement benefits committed to retirees since July 31, 1992.

12.  CAPITAL ASSETS


Capital Assets
                                        December 31,   January 1,
(Dollars in thousands)                     1994          1994
Property and equipment, at cost
    Land                                 $  1,427      $  1,687
    Buildings and improvements             33,735        38,320
    Machinery and equipment                63,193        75,785
      Total                                98,355       115,792
Accumulated depreciation                   77,628        87,734
       Property and equipment, net       $ 20,727      $ 28,058


Leased and data center equipment,
  at cost                                $ 22,889      $ 79,200
Accumulated depreciation                   20,988        74,421
       Leased and data center
        equipment, net                   $  1,901      $  4,779


Changes in Capital Assets

                                                  Years Ended
                                     December 31,  January 1,  January 2,
(Dollars in thousands)                   1994         1994        1993
Property and equipment
    Additions                          $  7,679   $  8,567     $ 11,329
    Retirements, net of accumulated
     depreciation (1)                    (4,384)    (2,307)      (5,070)
       Net additions                   $  3,295   $  6,260     $  6,259

Leased and data center equipment
    Additions                          $  1,368   $  2,788     $  5,654
    Retirements, net of accumulated
     depreciation (1)                      (523)    (1,837)      (1,833)
       Net additions                   $    845   $    951     $  3,821

Depreciation
    Property and equipment             $ 10,626   $ 11,692     $ 15,508
    Leased and data center equipment      3,723      6,130       16,108
       Total                           $ 14,349   $ 17,822     $ 31,616

(1) Retirements include reductions in carrying values due to transfer of assets, the disposition of businesses, and other restructuring actions.


14.  STATEMENTS OF CASH FLOWS


Net Change in Working Capital Items
                                                  Years Ended
                                      December 31, January 1,  January 2,
(Dollars in thousands)                   1994         1994        1993
Trade and other receivables            $  13,917  $ (14,509)   $ 30,985
Inventories                               12,721     (5,949)     14,011
Prepaid expenses and other
 current assets                            1,130        900         132
Accounts payable                          (3,743)     3,764     (12,598)
Customer advances and deferred income      3,164      6,567      (6,844)

Accrued taxes                              1,016     (2,336)      1,435
Accrued salaries and wages                (2,700)    (6,123)     (2,572)
Other accrued expenses                    (3,522)    (7,221)        938
  Net change in working capital items  $  21,983  $ (24,907)   $ 25,487


Noncash Operating, Investing, and Financing
Activities
                                                  Years Ended
                                      December 31, January 1,  January 2,
(Dollars in thousands)                   1994         1994        1993
Transfer to Ceridian of certain net
 inventories of the Company            $       -  $       -    $ 19,372
Noncash utilization of restructure
 reserves                                (24,584)   (15,283)    (33,708)
Restructure reserve reclassifications
 and transfers, net                            -     12,179       2,296
Goodwill write-off                       (24,900)         -           -
Change in valuation of spare
 parts inventory                               -          -     (14,900)
Transfer to the Company of Ceridian's
 investment in the common stock of
 Silicon Graphics, Inc.                        -          -      (1,713)
Shares issued in connection
 with acquisitions                             -      9,063           -


Supplemental Disclosures of Cash Flow Information

                                                   Years Ended
                                      December 31,  January 1, January 2,
(Dollars in thousands)                   1994          1994       1993
Cash paid (received) during year for:
  Interest paid                         $  1,426    $  1,953   $  2,212
  Income taxes paid                        6,325       6,659      4,619
  Income taxes refunded                   (6,866)     (2,161)    (1,092)

15.  GEOGRAPHIC SEGMENT DATA

Information concerning United States and international operations appears in the accompanying Geographic Segment Data table. Information is presented on the same basis as utilized by the Company to manage the business. Export sales and certain income and expense items are reported in the geographic segment where the final sale is made rather than where the transaction originates. All inter-company profit has been eliminated. The amounts of the parent company's equity in net assets of and advances to international subsidiaries and branches were $368.4 million and $368.4 million at December 31, 1994 and January 1, 1994, respectively.



Geographic Segment Data
(Dollars in thousands)

                                      International(2)
                     United    Pan                               Consol-
                   States(1) American  Europe    Asia    Total    idated
1994 Revenues       $149,517 $85,615  $230,131 $58,964 $374,710  $524,227
Earnings (loss) from
  operations         (78,020)  5,658   (25,081)    410  (19,013)  (97,033)
Identifiable assets  112,939  32,507   115,847  39,275  187,629   300,568
1993 Revenues        157,378  48,936   171,743  73,778  294,457   451,835
Earnings (loss) from
  operations         (22,828)  4,862    15,584   5,520   25,966     3,138
Identifiable assets  169,862  47,291    78,398  57,372  183,061   352,923
1992 Revenues        150,866  43,272   256,969  65,872  366,113   516,979
Earnings (loss) from
  operations         (96,527)(12,624)  (35,196)  6,533  (41,287) (137,814)
Identifiable assets  196,703  32,225   101,351  43,243  176,819   373,522

(1) United States earnings (loss) from operations include substantially all technical expenses, marketing expenses, and other corporate support and administrative costs.

(2) Pan American includes primarily the operations in the following countries: Canada and Mexico. Europe includes primarily the operations in the following countries: Denmark, France, Germany, Norway, and United Kingdom. Asia includes primarily the operations in the following countries: Korea and Taiwan.


Major Customers

The Company's customers are located throughout the world. No single customer accounted for more than ten percent of the Company's revenues in 1994, 1993, or 1992, except for revenue from sales to various U.S. government agencies which amounted to approximately 12.0% in 1994, 13.7% in 1993, and 13.4% in 1992.

16.  RESTRUCTURING RESERVES, CURRENT AND NONCURRENT

Over the past several years, the Company has focused its core business through a series of initiatives. The Company continues its transition from a developer and manufacturer of proprietary mainframe computer systems to the marketing and integration of open systems hardware, software, and consulting services.

During the fourth quarter of 1994, the Company completed a thorough review of its worldwide business operations and market opportunities. The Company concluded it was necessary to further reduce the geographic scope of operations, downsize employment levels worldwide, and revalue selected assets. As a result, the Company adopted a formal restructuring plan resulting in a pre-tax restructuring charge of $70.1 million.


Under the restructuring plan, the Company took a $34.0 million charge to reduce the worldwide workforce by approximately 600 individuals. The plan includes reductions of approximately 90 administrative positions, 95 customer engineering positions, 155 professional service positions, 80 sales and marketing positions, and various other positions. The employee reductions will be primarily concentrated in the United States and Europe.

Asset revaluations and write-offs accounted for $14.3 million of the restructuring charge. This charge reduces certain assets to their net realizable value and primarily consists of $8.0 million related to the remaining proprietary-based inventory and $5.9 million related to fixed assets, including $3.0 million for an idle facility in Brazil. These asset impairments were a direct result of the Company's refocusing its business strategy including the discontinuation of marketing efforts related to its proprietary systems.

Lease and other facility obligations accounted for $9.7 million of the restructuring charge. This charge is comprised of lease buyouts for approximately 20 facilities and other commitments under leases throughout the United States, Canada, and Europe resulting from the Company's plan to reduce its geographic dispersion by consolidating sales and services offices into more central operations.

Other charges accounted for $6.5 million of the restructuring charge. This charge consists of $3.5 million for pension accruals resulting from lump sum settlement payments, $1.1 million for litigation matters, and several other less significant items.

The following represents the Company's restructuring activities for the periods indicated:

                                    Asset       Lease       Foreign
                                   Revalu-    and Other    Currency
                       Severance  ations and   Facility    Translation
                         Costs    Write-offs  Obligations  Adjustment     Other     Total
(Dollars in thousands)
Balance at
 December 31, 1991     $  8,261   $       -   $        -   $       -     $      -  $  8,261

 Restructuring charge    50,800      25,800       18,500      10,300        9,500   114,900
 Noncash items                -     (25,477)        (328)     (7,903)           -   (33,708)
 Reclassifications
  and transfers, net    (10,302)      4,920        5,859      (2,397)       4,216     2,296
 Cash payments          (23,485)          -       (2,203)          -       (5,663)  (31,351)

Balance at
 January 2, 1993         25,274       5,243       21,828           -        8,053    60,398

 Noncash items                -      (6,227)           -      (2,437)      (6,619)  (15,283)
 Reclassifications
  and transfers, net      4,812         984       (5,066)      2,437        9,012    12,179
 Cash payments          (12,857)          -       (5,882)          -       (6,279)  (25,018)

Balance at
 January 1, 1994         17,229           -       10,880           -        4,167    32,276


 Restructuring charge    33,963      14,330        9,686       5,630        6,491    70,100
 Noncash items                -     (14,330)        (337)     (5,630)      (4,287)  (24,854)
 Cash payments/re-
  funds, net            (17,863)          -       (6,389)          -        1,398   (22,854)

Balance at
 December 31, 1994     $ 33,329   $       -   $   13,840   $       -     $  7,769  $ 54,938

Future cash outlays for the remaining restructuring reserve of $54.9 million at December 31, 1994 are anticipated to be $36.7 million and $18.2 million in 1995 and 1996, respectively.

17.  GOODWILL

During 1994 and 1993, the Company acquired four companies which were engaged in computer systems and network integration business (see note 2).

Changes in the goodwill balances are summarized as follows:

                                                      Foreign
                                                      Currency
                                        Accumulated  Translation
(Dollars in thousands)         Gross    Amortization Adjustment      Net
Balance at January 2, 1993    $      -  $       -    $       -    $      -

  Acquisition of businesses     29,589          -            -      29,589
  Foreign currency
   translation adjustment            -          -           (5)         (5)
  Amortization of goodwill           -     (1,742)           -      (1,742)

Balance at January 1, 1994      29,589     (1,742)          (5)     27,842

  Acquisition of businesses      9,911          -            -       9,911
  Foreign currency
   translation adjustment            -          -          511         511
  Amortization of goodwill           -     (3,177)           -      (3,177)
  Goodwill write-off           (28,683)     3,783            -     (24,900)

Balance at December 31, 1994  $ 10,817   $ (1,136)    $    506    $ 10,187

During the fourth quarter of 1994, the Company concluded that the carrying values of the Evernet Systems, Inc. and Dataselskapet A/S goodwill balances were fully impaired and the entire $24.9 million unamortized balance was charged to earnings. The primary reasons for these write-offs included significant reduction in the employee and customer bases and a refocusing of the Company's overall systems integration strategy. At the time the write-off was taken, there were no other noncurrent assets remaining from these acquisitions.

SUPPLEMENTARY QUARTERLY DATA (Unaudited)

(Dollars in thousands)

                                         1994                                    1993
                        FOURTH     THIRD     SECOND    FIRST     FOURTH    THIRD     SECOND     FIRST
REVENUES               $133,677  $113,646  $131,274  $145,630   $137,098  $ 97,091  $114,901  $102,745
COST OF REVENUES*        95,901    85,673    93,929   107,025     92,505    60,246    71,095    61,602
  Gross Profit           37,776    27,973    37,345    38,605     44,593    36,845    43,806    41,143

OPERATING EXPENSES:
  Selling, general
   and administrative*   32,059    30,741    32,931    33,760     37,923    33,604    34,394    33,546
  Technical               3,821     3,190     3,649     3,581      4,435     4,632     7,296     7,419
  Restructuring          70,100         -         -         -          -         -         -         -
  Goodwill write-off     24,900         -         -         -          -         -         -         -
   Total operating
      expenses          130,880    33,931    36,580    37,341     42,358    38,236    41,690    40,965

   Earnings (loss)
     from operations    (93,104)   (5,958)      765     1,264      2,235    (1,391)    2,116       178

OTHER INCOME (EXPENSES):
  Interest expense         (303)     (316)     (386)     (277)      (313)     (507)     (445)     (688)
  Interest income         1,435     1,058     1,088     1,205      1,442     1,404     1,595     1,794
  Other income
   (expenses), net           22       790      (283)     (403)      (112)       78     2,280     1,304
    Total other income,
     net                  1,154     1,532       419       525      1,017       975     3,430     2,410

    Earnings (loss)
     before income
     taxes              (91,950)   (4,426)    1,184     1,789      3,252      (416)    5,546     2,588

PROVISION (BENEFIT) FOR
 INCOME TAXES              (480)      549       501       430        769    (1,398)    1,229     1,250

    Net earnings (loss)$(91,470) $ (4,975) $    683  $  1,359   $  2,483   $   982  $  4,317  $  1,338

* Certain cost of revenues and selling, general and administrative expenses have been reclassified in selected acquired companies to conform with the Company's standard presentation.


PRICE RANGE OF COMMON STOCK

The Company's stock is traded in the NASDAQ National Market System under the symbol CDAT. The following table sets forth, for the quarterly periods indicated, the high and low prices for the common stock.


Market price
 ranges (1)          1994                             1993
        Fourth   Third   Second  First   Fourth  Third   Second  First

High    $ 7.13   $ 8.88  $11.38  $10.25  $12.25  $13.50  $13.88  $14.13
Low     $ 5.38   $ 6.38  $ 7.75  $ 7.75  $ 8.75  $10.88  $10.25  $ 8.75

(1)  Source:  NASDAQ National Market under the symbol CDAT.


As of March 1, 1995, the Company's common stock was held by approximately 19,170 stockholders of record or through nominee or street name accounts with brokers. The Company has not paid any dividends on its common stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future to common stockholders.