Form 10-K, Exhibit 13
period 1995-12-31
CONTROL DATA SYSTEMS INC
filed 1996-03-25
CIK 887309

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except employee and per share data)


                                                                       Years Ended
                                           December 31,   December 31,  January 1,  January 2,  December 31,
OPERATING DATA                                 1995           1994         1994        1993         1991
REVENUES                                  $   454,815     $  524,227   $  451,835  $  516,979   $  573,643

COST OF REVENUES                              330,380        382,528      285,448     320,728*     388,027*
  Gross profit                                124,435        141,699      166,387     196,251      185,616

OPERATING EXPENSES:
  Selling, general and
    administrative                            113,047        129,491      139,467     164,312      161,510
  Technical                                     9,673         14,241       23,782      39,953*      42,352*
  Restructuring                                     -         70,100            -     114,900       23,894
  Goodwill write-off                                -         24,900            -           -            -
  Change in the valuation of spare
    parts inventory                                 -              -            -      14,900            -
    Total operating expenses                  122,720        238,732      163,249     334,065      227,756

    Earnings (loss) from operations             1,715        (97,033)       3,138    (137,814)     (42,140)

OTHER INCOME, NET                               8,353          3,630        7,832       5,338        2,669
    Earnings (loss) before
      income taxes                             10,068        (93,403)      10,970    (132,476)     (39,471)

PROVISION FOR INCOME TAXES                      1,200          1,000        1,850       1,558        4,523
    Net earnings (loss)                   $     8,868     $  (94,403)  $    9,120  $ (134,034)   $ (43,994)

Primary earnings (loss) per common share
  and common share equivalents            $      0.67     $    (6.87)  $     0.66  $   (12.03)   $   (4.14)

Fully diluted earnings (loss) per common
  share and common share equivalents      $      0.62     $    (6.87)  $     0.66  $   (12.03)   $   (4.14)

Weighted average common shares
  outstanding (in thousands):
    Primary                                    13,294         13,740       13,764      11,138       10,632
    Fully diluted                              14,298         13,740       13,764      11,138       10,632

                                           December 31,   December 31,  January 1,  January 2,  December 31,
BALANCE SHEET DATA                             1995           1994         1994        1993         1991
  Cash and short-term investments         $    84,034     $   85,415   $   81,635  $  134,423   $   13,504
  Total assets                                227,485        300,568      352,923     373,522      373,485
  Working capital                              98,715         93,341      133,868     160,816      126,782
  Debt obligations                                686          2,933        1,891       9,768       16,529
  Stockholders' equity                         83,498         82,306      175,176     159,207      192,030

STATISTICAL DATA
  Current ratio                                  2.03           1.59         1.97        2.13         1.84
  Capital expenditures                    $    11,971     $    9,047   $   11,355  $   16,983   $   25,532
  Number of employees                           1,829          2,890        3,142       3,285        3,918
  Revenue/employee (average; in
    thousands)                            $       187     $      165   $      142  $      144   $      136

*Technical expenses of $10.5 million and $12.7 million were reclassified to cost of revenues in 1992 and 1991, respectively.


See the accompanying notes to consolidated financial statements.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements, including the notes thereto, and other financial information presented in this report were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon our best estimates and judgments.

Control Data Systems, Inc. maintains an effective system of internal accounting control. We believe this system provides reasonable assurance that transactions are executed in accordance with management authorization and are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify, and maintain accountability of assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

KPMG Peat Marwick LLP, independent certified public accountants, are retained to audit the Company's financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards. The audit includes a review of the internal accounting control structure to gain a basic understanding of the accounting system in order to design an effective and efficient audit approach and not for the purpose of providing assurance on the system of internal control.

The Audit Committee of the Board of Directors is composed of two outside directors and is responsible for recommending the independent accounting firm to be retained for the coming year, subject to stockholder approval. The Audit Committee meets periodically and privately with the independent accountants, as well as with management, to review accounting, auditing, internal accounting controls, and financial reporting matters.


/S/ JAMES E. OUSLEY                     /S/ JOSEPH F. KILLORAN
    James E. Ousley                         Joseph F. Killoran
    President and                           Vice President and
    Chief Executive Officer                 Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Control Data Systems, Inc.:


We have audited the accompanying consolidated balance sheets of Control Data Systems, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Control Data Systems, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.


/S/ KPMG PEAT MARWICK LLP

Minneapolis, Minnesota
January 25, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (IN MILLIONS)


Overview

Control Data Systems, Inc. ("Control Data" or the "Company") is a global software and services company dedicated to helping large organizations develop the enterprise-wide information systems required to create, transmit, access, and control business information. The Company focuses on the architecture, implementation, and lifetime support of electronic commerce, product design, and product information solutions. The Company provides productivity enhancing solutions for customers in government, financial services, telecommunications, and manufacturing.

The Company's software and services solutions include network design, installation, and maintenance; application design and deployment, particularly for electronic commerce projects; remote and on-site systems management and outsourcing; electronic mail integration; and for the discrete manufacturing industry, product data management ("PDM") systems, and computer-aided design ("CAD") products or systems. To provide its customers with leading-edge solutions the Company invests in four major areas:

       o Development of software products associated with electronic commerce integration, PDM, and CAD.

       o Training and development of its technical workforce.

       o Sales and marketing of its products and services.

       o Capital and operational expenditures for the fulfillment of managed services contracts (outsourcing contracts).

The Company also has a number of suppliers and partners providing a range of hardware and software platforms, complementary products and services, and sales and marketing activities.

The Company was established through Ceridian Corporation's ("Ceridian") transfer of its Computer Products business to the Company and Ceridian's subsequent distribution, in July 1992, of the Company's stock as a dividend to Ceridian's stockholders.

Revenues


Revenues by Category

                          1995     Change     1994     Change     1993
Software and services    $174.1     12.8%    $154.3     10.0%    $140.3
Maintenance and support    75.4    (18.8%)     92.8    (18.5%)    113.8
Hardware products         205.3    (25.9%)    277.1     40.2%     197.7
  Total revenues         $454.8    (13.2%)   $524.2     16.0%    $451.8


Revenues by Geography

                          1995     Change     1994     Change     1993
Americas                 $173.4    (26.2%)   $235.1     14.0%    $206.3
Europe                    227.5     (1.1%)    230.1     34.0%     171.7
Asia                       53.9     (8.6%)     59.0    (20.1%)     73.8
  Total revenues         $454.8    (13.2%)   $524.2     16.0%    $451.8

The Company entered into a transaction with AmeriData Technologies, Inc. ("AmeriData") during 1995 to divest seven of its international subsidiary operations. The effect of this transaction on the Company's reported results of operations is reflected in the exclusion of the last four months of results for the five international operations sold to AmeriData on August 31, 1995 and the exclusion of the last two months of results for the two international operations sold on October 31, 1995 (collectively the "AmeriData Divestitures"). See note 3 of the Notes to Consolidated Financial Statements for additional information regarding the AmeriData Divestitures. The pro forma results discussed below reflect the exclusion of the operating results of the divested operations for the fiscal years 1995 and 1994.

Revenues for 1995 of $454.8 million decreased 13.2% from 1994 revenues of $524.2 million. The revenue decline was due to a 25.9% decrease in hardware product sales and an 18.8% decrease in maintenance support, offset in part by a 12.8% increase in software and services revenues. The majority of the decrease in hardware products sales and hardware maintenance support was attributable to lower revenues in the Americas and Asia. In addition, a portion of the revenue decline for 1995 can be attributed to the AmeriData Divestitures. The maintenance and support revenues decline is also due to the decrease in the number of proprietary systems under maintenance contracts. The growth in software and services sales is primarily associated with the Company's focus areas of electronic commerce and PDM/CAD projects.

On a pro forma basis, excluding the results of operations of the AmeriData Divestitures for the years 1995 and 1994, 1995 revenues of $325.5 million decreased 3.2% from 1994 revenues of $336.4 million. The revenue decline was due to a decrease in hardware product sales of 23.6% and an 11.6% decline in maintenance and support, offset in part by a 24.0% increase in software and services revenues. The increase in software and services and the decrease in hardware product sales reflects the Company's continuing emphasis on software and services sales related to its target markets of electronic commerce and PDM/CAD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CON'T (IN MILLIONS)

Revenues from European operations represented 50% of the Company's total revenues in 1995; the Americas operations represented 38%, and Asia operations represented 12%. Increases in software and services revenues in Asia, the Americas, and Europe of 37.5%, 11.3%, and 8.8%, respectively, were offset in part by decreases in hardware product sales of 28.9%, 51.5%, and 2.7%, respectively. The decrease in hardware product sales in the Americas was due primarily to lower sales in Canada and Mexico in addition to the AmeriData Divestitures. On a pro forma basis, European operations represented 40% of the Company's total revenues in 1995; the Americas operations represented 43% and Asia operations represented 17%.

Revenues of $524.2 million in 1994 represented a 16% increase over 1993 revenues of $451.8 million. This revenue growth was due primarily to an increase of 40.2% in hardware products sales attributable to the inclusion of revenue from acquisitions in Canada and the United Kingdom that were completed in the fourth quarter of 1993 and the first quarter of 1994, respectively. Maintenance and support revenues declined 18.5% due primarily to the decrease in proprietary systems under maintenance contracts. Software and services revenues increased by 10% in 1994 over 1993 as a result of increased software and services integration projects in Asia and the Americas.

Certain revenues have been reclassified in selected categories to conform with the Company's standard presentation.


Cost of Revenues and Gross Profit

                          1995     Change     1994     Change     1993
Cost of revenues         $330.4    (13.6%)   $382.5     34.0%    $285.4
Percentage of revenues     72.6%               73.0%               63.2%
Gross profit             $124.4    (12.2%)   $141.7    (14.8%)   $166.4
Percentage of revenues     27.4%               27.0%               36.8%

Cost of revenues decreased by 13.6% and gross profit decreased by 12.2% in 1995. The primary factor contributing to the cost of revenues and gross profit decreases was the decline in total revenues, primarily in hardware product sales, offset in part by an increase in software and services sales. Gross profit margins increased slightly to 27.4% in 1995 from 27.0% in 1994, primarily reflecting the exclusion of lower profit margin hardware product sales associated with the AmeriData Divestitures. On a pro forma basis, gross profit margins increased to 32.0% in 1995 from 30.9% in 1994, primarily as the result of increased margins on maintenance and support sales.

The increase in cost of revenues and the decrease in gross profit margins in 1994 from 1993 were primarily due to the increased sales of lower profit margin hardware products associated with acquisitions in Canada and the United Kingdom, decreased sales of higher profit margin proprietary hardware products and maintenance services, and decreased profit margins on software and services sales.


Operating Expenses

                          1995     Change     1994     Change     1993
Selling, general
 and administrative      $113.0    (12.7%)   $129.5     (7.2%)   $139.5
Percentage of revenues     24.8%               24.7%               30.9%
Technical                $  9.7    (31.7%)   $ 14.2    (40.3%)   $ 23.8
Percentage of revenues      2.1%                2.7%                5.3%
Restructuring               -     (100.0%)   $ 70.1      -          -
Percentage of revenues      -                  13.4%                -
Goodwill write-off          -     (100.0%)   $ 24.9      -          -
Percentage of revenues      -                   4.8%                -

Selling, general and administrative (SG&A). The decrease in SG&A expense is a result of downsizing actions taken by the Company over the past two
years  and  the  exclusion  of  operating  expenses  associated  with   the
operations sold in the AmeriData Divestitures. On a pro forma basis, the divested operations had lower SG&A expense to revenue levels and the exclusion of these operations would raise the Company's SG&A expense to revenue percentage.

Technical. The decrease in technical expense reflects the Company's reduced spending levels associated with proprietary hardware and software development and continuation of its transition to a software and services company. The Company received payments from Silicon

Graphics, Inc. of $1.95 million in 1993 to offset costs of certain research and development projects. The AmeriData Divestitures had no effect on technical expenses.

Restructuring charges. Over the past several years, the Company has focused its core business through a series of initiatives as it transitioned from a manufacturer of proprietary mainframe computer systems to a software and services provider focused on electronic commerce, PDM, and CAD.

During the fourth quarter of 1994, the Company completed a thorough review of its worldwide business operations and market opportunities. The results of this review indicated that certain actions were needed to further reduce the geographic scope of operations, downsize employment levels worldwide, and revalue selected assets in order to remain competitive in the future. Based on this review, the Company adopted a formal restructuring plan resulting in a pre-tax restructuring charge of $70.1 million.

Under the 1994 restructuring plan, the Company planned to reduce its pre-restructure workforce by approximately 600 individuals, thereby reducing annualized payroll, labor, and benefit costs by approximately $38 million per year and reduce annual rent expense by approximately $3 million, offset in part by workforce additions and other expenditures associated with expansion of its core business.

In 1995, the Company entered into an agreement with AmeriData to sell certain of its international operations to AmeriData. The restructuring effect of the AmeriData Divestitures has been to replace certain employee severance and lease related cash charges with noncash asset revaluations and write-downs. As a result of this transaction, the reduction in workforce related to the Company's restructuring charge will total approximately 475 individuals versus the original estimate of 600 individuals.

See note 18 of the Notes to Consolidated Financial Statements which sets forth the Company's restructuring activities and the reserve balances as of December 31, 1995, December 31, 1994, and January 1, 1994.

Future cash outlays under the restructuring plan are anticipated to be $16.7 million and $6.4 million in 1996 and 1997, respectively.

Goodwill write-off. During the fourth quarter of 1994, the Company concluded that the carrying values of the Evernet Systems, Inc. and Dataselskapet A/S goodwill balances were fully impaired and the remaining unamortized balances of $24.9 million were charged to earnings. The primary reasons for these write-offs included significant reductions in the employee and customer bases and a refocusing of the Company's overall systems integration strategy. For additional information regarding this charge, see notes 2 and 19 of Notes to Consolidated Financial Statements.


Nonoperating Income

                          1995     Change     1994     Change     1993
Nonoperating income      $  8.4    133.3%    $  3.6    (53.8%)   $  7.8
Percentage of revenues      1.8%                0.7%                1.7%

Interest expense. Interest expense decreased in 1995 primarily as a result of lower average daily short-term borrowings due in part to the AmeriData Divestitures.

Interest income. Interest income increased in 1995 due to higher average daily cash and short-term investment balances.

Other income. Other income increased in 1995 primarily due to a gain of $0.8 million for the increase in the market value of certain short-term marketable securities versus a $1.2 million loss in 1994, a gain in affiliates of $0.9 million primarily related to the Company's fifty percent interest in Metaphase Technology, Inc. versus a $0.4 million loss in 1994, and a gain of $0.4 million from the sale of land.

The decrease in other income in 1994 was primarily attributable to a $1.2 million expense for the reduction in the market value of certain short-term investments, a $0.4 million loss in affiliates primarily related to the Company's interest in Metaphase Technology, Inc., and the inclusion of a $1.5 million gain on investments in 1993 arising out of the sale of Silicon Graphics, Inc. common stock versus no similar gain on investments in 1994, offset in part by a foreign currency transaction gain of $0.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CON'T (IN MILLIONS)


Provision for Income Taxes

                            1995     Change     1994     Change     1993
Provision for income taxes $  1.2     20.0%    $  1.0    (47.4%)   $  1.9
Percentage of revenues        0.3%                0.2%                0.4%

The provisions for income taxes in 1995, 1994, and 1993 relate primarily to foreign income taxes on the earnings of the Company's foreign subsidiaries and foreign withholding taxes on certain United States income. See note 9 of Notes to Consolidated Financial Statements which describes the differences between the U.S. statutory and effective income tax rates.


Net Earnings (Loss) and Earnings (Loss) Per Share

                            1995     Change     1994      Change     1993
Net earnings (loss)        $  8.9    109.4%    $(94.4)   (1,137.4%) $  9.1
Percentage of revenues        2.0%              (18.0%)                2.0%
Earnings (loss) per share
  Primary                  $ 0.67              $(6.87)              $ 0.66
  Fully diluted            $ 0.62              $(6.87)              $ 0.66

Net earnings (loss). The net earnings for 1995 were $8.9 million compared to a net loss for 1994 of $94.4 million and net earnings for 1993 of $9.1 million.

The 1995 net earnings are primarily attributable to lower operating expenses and higher nonoperating income. Also contributing to higher earnings in 1995 is the exclusion of operating expenses and interest expenses associated with the operations sold in the AmeriData Divestitures. The 1994 net loss was primarily attributable to the $70.1 million restructuring charge and $24.9 million goodwill write-off recorded in the fourth quarter of 1994 and lower gross profit margins on hardware products sales.

The net earnings for 1993 were primarily the result of the reduction in operating expenses, mainly technical expense, consistent with the Company's transition to a software and services company.

Outlook

The following factors, among others, should be considered in evaluating the Company's outlook.

General. The Company participates in the systems integration segment of the information systems and services market. Equipment manufacturers, large consulting firms, and traditional systems integrators also compete in this market segment. There are many smaller firms also active in this market segment with no one firm having a dominant position. Many of the companies in this market segment offer outsourcing and other types of long term agreements with their customer base. The result of these types of activities is to develop a backlog of business that creates a certain predictable revenue base in future periods. As the Company is just beginning to build a base of these types of arrangements as part of its electronic commerce offerings, revenue predictability is currently difficult, and continuing quarterly volatility of earnings can be expected.

Revenues. The Company expects total revenues to decrease in 1996 from 1995 due in part to the divestitures of certain international operations sold to AmeriData. However, 1996 revenues should increase from 1995 revenues on a pro forma basis. Continued growth in software and services sales and increased outsourcing revenues associated with its managed services activities are expected to provide the basis for this growth. Revenue levels in 1996 could be impacted by the Company's business transition and narrowed focus, as well as by the acquisition of additional businesses or divestiture of existing operations.

Cost of revenues. The Company's cost of revenues and gross margins as percentages of total revenues remained relatively unchanged in 1995 from 1994. Cost of revenues as a percentage of revenues is expected to decline in 1996 and gross margins as a percentage of revenues are expected to increase in 1996 due in part to the divestitures of certain international operations, whose revenue mix primarily consisted of lower profit margin hardware products. Due to varying gross profit margins of different types of product sales and varying gross profit margins of specific large projects quarter to quarter, total gross profit margins in 1996 could be volatile.

Selling, general and administrative expenses. SG&A expenses declined in 1995 from 1994 due primarily to restructuring actions taken over the past two years and the divestitures of certain international operations. SG&A expenses are expected to decrease in 1996 from 1995. However, on a pro forma basis, SG&A expenses will likely increase in 1996 as the Company expands its sales activities related to its PDM/CAD and electronic commerce business.

Technical expenses. Technical spending declined in 1995 from 1994 due primarily to the completion in 1994 of a majority of the technical spending for proprietary products. Some of this decline will be offset by higher spending in 1996 on electronic commerce products and services, one of the Company's targeted markets.

Income tax rate. In total, the Company has $106.3 million of gross deferred tax assets at December 31, 1995, which can be used to offset taxes on future earnings. While the Company maintains significant operations outside the United States, a number of these operations also have deferred tax assets as of December 31, 1995 resulting from lower than expected 1994 earnings, caused in part by the worldwide restructuring activity. In the long term this will significantly reduce the Company's tax expense. However, given the wide geographical dispersion of the Company's operations the overall effective tax rate will be volatile. The AmeriData Divestitures did not have a material impact on deferred tax assets.

Foreign exchange. A large percentage of the Company's revenues, costs, and expenses are transacted in currencies other than the U.S. dollar. As a result, the Company's financial results are subject to foreign exchange rate fluctuations.

Other.   See  Notes  to Consolidated Financial Statements  regarding  other factors concerning the Company.

Financial condition

The Company's cash and short-term investments totaled $84.0 million at December 31, 1995 representing 36.9% of total assets. The Company has no long-term debt. Total cash and short-term investment balances decreased by $1.4 million in 1995. The primary factors in the decrease were the purchase of treasury stock of $7.1 million, restructuring payments of $22.8 million, capital expenditures of $12.0 million, partially offset by a positive net cash flow of $9.0 million from the AmeriData Divestitures, $9.2 million from working capital items, net earnings of $8.9 million which includes depreciation and amortization of $12.0 million, and an increase in short-term borrowings of $3.2 million. The AmeriData Divestitures, through the elimination of certain hardware distribution activities, significantly reduced the Company's investment in inventory and the associated risk of obsolescence associated with that inventory.

Stockholders' equity increased by $1.2 million in 1995. The increase is primarily due to net earnings of $8.9 million, the issuance of Common Stock of $3.1 million, and a foreign currency translation adjustment of $1.4 million, offset in part by the purchase of treasury stock of $7.1 million and a minimum pension liability adjustment of $4.9 million.

As of December 31, 1995, the Company has available up to $17.8 million in credit facilities, primarily short-term notes and overdraft facilities under bank lines of credit in certain international subsidiaries, as well as a domestic credit arrangement which provides up to $10.0 million in unsecured short-term credit.

The Company has $23.1 million of restructure obligations as of December 31, 1995, $16.7 million of which are expected to be cash outlays in 1996, primarily for severance costs, lease and other obligations related to excess facilities, and litigation costs. Restructuring payments will extend into 1997 to satisfy various long-term real estate obligations and severance issues. The Company believes that it can finance this cash requirement through a combination of existing cash reserves, cash flow from operations, asset sales, and its borrowing capacity. To the extent it may be necessary to supplement these sources of cash, the Company could seek financing from strategic investors and through future debt or equity financing in the public or private markets. The ability of the Company to borrow money or to sell debt or equity securities will depend on its results of operations, financial condition, and business prospects, as well as conditions then prevailing in the computer industry and the relevant capital markets.

Except for the historical information contained within the Management's Discussion and Analysis of Financial Condition and Results of Operations, the accompanying consolidated financial statements, and the Notes to Consolidated Financial Statements, the matters discussed within this annual report are forward looking statements that involve risks and uncertainties including: business conditions and growth in the general economy and electronic messaging; volatility in gross margins as the Company's revenues and product mix change; additional restructuring actions or charges as the Company continues to evolve in its rapidly changing industry; competitive factors, such as alternative messaging, PDM and CAD products and price pressures; availability of skilled personnel in various geographic areas; acceptance of the outsourcing of corporate messaging infrastructures; the success of the Company's business partners in sales and marketing activities; and other factors discussed herein.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

                                                         Years Ended
                                           December 31,   December 31,   January 1,
                                               1995           1994          1994
REVENUES:
  Net sales and rentals                   $   253,921     $  319,302     $ 233,972
  Services                                    200,894        204,925       217,863
    Total revenues                            454,815        524,227       451,835

COST OF REVENUES:
  Net sales and rentals                       175,471        232,650       141,085
  Services                                    154,909        149,878       144,363
    Total cost of revenues                    330,380        382,528       285,448

    Gross profit                              124,435        141,699       166,387

OPERATING EXPENSES:
  Selling, general and administrative         113,047        129,491       139,467
  Technical                                     9,673         14,241        23,782
  Restructuring                                     -         70,100             -
  Goodwill write-off                                -         24,900             -

    Total operating expenses                  122,720        238,732       163,249

    Earnings (loss) from operations             1,715        (97,033)        3,138

OTHER INCOME (EXPENSES):
  Interest expense                             (1,033)        (1,282)       (1,953)
  Interest income                               5,719          4,786         6,235
  Other income, net                             3,667            126         3,550

    Total other income, net                     8,353          3,630         7,832

    Earnings (loss) before income taxes        10,068        (93,403)       10,970

PROVISION FOR INCOME TAXES                      1,200          1,000         1,850

    Net earnings (loss)                   $     8,868     $  (94,403)    $   9,120

Primary earnings (loss) per common share
  and common share equivalents            $      0.67     $    (6.87)    $    0.66

Fully diluted earnings (loss) per common
  share and common share equivalents      $      0.62     $    (6.87)    $    0.66

Weighted average common shares
  outstanding (in thousands):
    Primary                                    13,294         13,740        13,764
    Fully diluted                              14,298         13,740        13,764

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)


                                                          December 31,   December 31,
ASSETS                                                        1995           1994
Current assets:
  Cash and short-term investments                        $    84,034    $    85,415
  Trade and other receivables                                 85,235        121,829
  Inventories                                                 19,381         38,241
  Prepaid expenses and other current assets                    5,893          6,756
    Total current assets                                     194,543        252,241

  Investments and advances                                       138            133
  Property and equipment, net                                 16,788         20,727
  Leased and data center equipment, net                          693          1,901
  Noncurrent trade receivables                                 5,187          7,330
  Goodwill, net                                                    -         10,187
  Other noncurrent assets                                     10,136          8,049
    Total assets                                         $   227,485    $   300,568


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable                                          $       686    $     2,933
  Accounts payable                                            19,934         41,004
  Customer advances and deferred income                        7,707         24,254
  Accrued taxes                                                5,883          4,515
  Accrued salaries and wages                                  12,700         14,320
  Restructure reserves, current portion                       16,704         36,698
  Other accrued expenses                                      32,214         35,176
    Total current liabilities                                 95,828        158,900

  Deferred income taxes                                          452            616
  Restructure reserves, less current portion                   6,412         18,240
  Pension liabilities                                         38,944         34,019
  Other noncurrent liabilities                                 2,351          6,487
    Total liabilities                                        143,987        218,262

Stockholders' equity:
  Preferred stock, par value $.01 per share, authorized
    5,000,000 shares; none issued and outstanding                  -              -
  Common stock, par value $.01 per share, authorized
    50,000,000 shares; issued 14,249,986 and
    13,803,492 shares as of December 31, 1995
    and December 31, 1994, respectively                          143            138
  Additional paid-in capital                                 164,247        161,105
  Retained earnings                                          (62,373)       (71,241)
  Minimum pension liability adjustment                       (11,854)        (6,957)
  Foreign currency translation adjustment                        659           (739)
  Unearned compensation - restricted stock                      (213)             -
  Treasury stock, at cost (1,185,224 shares as of
    December 31, 1995)                                        (7,111)             -
    Total stockholders' equity                                83,498         82,306
    Total liabilities and stockholders' equity           $   227,485    $   300,568

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars and shares in thousands)


                                                  Shares                             Additional
                                      Outstand-  Treasury                   Common     Paid-In    Retained
                                         ing       Stock       Issued        Stock     Capital    Earnings    Other*     Total
Balance at January 2, 1993              12,482         -       12,482      $   125    $ 145,965  $  14,042  $   (925)  $ 159,207

 Issuance of common stock under the
  Employee Stock Purchase Plan              30         -           30            -          311          -         -         311
 Issuance of common stock to
  acquire Evernet Systems, Inc.            816         -          816            8        8,155          -         -       8,163
 Issuance of warrants to purchase
  common stock to acquire Evernet
  Systems, Inc.                              -         -            -            -          900          -         -         900
 Exercises of stock options                271         -          271            3        1,539          -         -       1,542
 Issuance of nonrefundable equity
  option in ICEM Systems GmbH                -         -            -            -        2,813          -         -       2,813
 Minimum pension liability adjustment        -         -            -            -            -          -    (4,722)     (4,722)
 Foreign currency translation
  adjustment                                 -         -            -            -            -          -    (2,158)     (2,158)
 Net earnings                                -         -            -            -            -      9,120         -       9,120

Balance at January 1, 1994              13,599         -       13,599          136      159,683     23,162    (7,805)    175,176

 Issuance of common stock under the
  Employee Stock Purchase Plan              84         -           84            -          595          -         -         595
 Exercises of stock options                120         -          120            2          827          -         -         829
 Minimum pension liability adjustment        -         -            -            -            -          -    (2,235)     (2,235)
 Foreign currency translation
  adjustment                                 -         -            -            -            -          -     2,344       2,344
 Net loss                                    -         -            -            -            -    (94,403)        -     (94,403)

Balance at December 31, 1994            13,803         -       13,803          138      161,105    (71,241)   (7,696)     82,306

 Issuance of common stock under the
  Employee Stock Purchase Plan              57         -           57            -          344          -         -         344
 Exercises of stock options                340         -          340            4        2,480          -         -       2,484
 Minimum pension liability adjustment        -         -            -            -            -          -    (4,897)     (4,897)
 Foreign currency translation
  adjustment                                 -         -            -            -            -          -     1,398       1,398
 Restricted stock award                     50         -           50            1          318          -      (213)        106
 Purchase of treasury stock,
  at cost                               (1,185)    1,185            -            -            -          -    (7,111)     (7,111)
 Net earnings                                -         -            -            -            -      8,868         -       8,868

Balance at December 31, 1995            13,065     1,185       14,250      $   143    $ 164,247  $ (62,373) $(18,519)  $  83,498


                                        Minimum       Foreign      Unearned
                                        Pension      Currency    Compensation-
                                       Liability    Translation   Restricted     Treasury
*Other Stockholders' Equity Items      Adjustment   Adjustment      Stock          Stock     Total
Balance at January 2, 1993            $         - $      (925)  $         -    $       -  $   (925)

 Minimum pension liability adjustment    (4,722)            -             -            -    (4,722)
 Foreign currency translation
  adjustment                                  -        (2,158)            -            -    (2,158)

Balance at January 1, 1994               (4,722)       (3,083)            -            -    (7,805)

 Minimum pension liability adjustment    (2,235)            -             -            -    (2,235)
 Foreign currency translation
  adjustment                                  -         2,344             -            -     2,344

Balance at December 31, 1994             (6,957)         (739)            -            -    (7,696)

 Minimum pension liability adjustment    (4,897)            -             -            -    (4,897)
 Foreign currency translation
  adjustment                                  -         1,398             -            -     1,398
 Restricted stock award                       -             -          (213)           -      (213)
 Purchase of treasury stock,
  at cost                                     -             -             -       (7,111)   (7,111)

Balance at December 31, 1995          $ (11,854)  $       659   $      (213)   $  (7,111) $(18,519)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                                Years Ended
                                                 December 31,   December 31,  January 1,
                                                     1995           1994         1994
Cash Flows from Operating Activities:
 Net earnings (loss)                            $     8,868   $    (94,403)  $    9,120
  Adjustments to reconcile net earnings (loss)
  to net cash provided by (used in)
  operating activities:
   Depreciation                                      10,955         14,349       17,822
   Amortization                                       1,090          3,624        2,041
   Foreign currency transaction (gain) loss            (190)          (563)         163
   Equity in (gains) losses of affiliates              (922)           429           37
   Restructuring                                          -         70,100            -
   Goodwill write-off                                     -         24,900            -
   Restructure reserves utilized                    (22,833)       (22,854)     (25,018)
   Loss (gain) on sale of marketable
    securities and other assets                         431         (1,140)      (1,288)
   Net change in working capital items                9,191         21,983      (24,907)
   Net change in noncurrent trade receivables         2,297          3,787          890
   Net change in other noncurrent assets             (2,681)        (2,343)      (2,841)
   Other                                             (4,379)        (2,419)        (225)

    Net cash provided by (used in) operating
      activities                                      1,827         15,450      (24,206)

Cash Flows from Investing Activities:
 Expended for property and equipment                (10,353)        (7,679)      (8,567)
 Expended for leased and data center equipment       (1,618)        (1,368)      (2,788)
 Investment in affiliates                                 -             (8)         (80)
 Proceeds from sale of property and equipment           706          1,919        3,727
 Proceeds from sale of Silicon Graphics, Inc.
  common stock                                            -              -        3,244
 Acquisitions of businesses, net of cash
  provided                                             (546)        (3,844)     (15,584)
 Divestitures of businesses, net of cash
  given                                               9,036              -            -
 Change in short-term investments                      (708)        (5,667)      66,810

    Net cash (used in) provided by investing
      activities                                     (3,483)       (16,647)      46,762

Cash Flows from Financing Activities:
 Borrowings (repayments) under short-term
  financing arrangements, net                         3,221         (1,604)      (5,360)
 Repayments of long-term obligations                      -              -       (7,125)
 Proceeds from issuance of common stock,
  net of issuance costs                               2,828          1,424        1,853
 Purchase of treasury stock                          (7,111)             -            -
 Proceeds from issuance of nonrefundable
  equity option in ICEM Systems GmbH                      -              -        2,813

    Net cash used in financing
      activities                                     (1,062)          (180)      (7,819)

Effect of Exchange Rate Changes on Cash                 629           (510)        (715)

  Net change in cash and equivalents                 (2,089)        (1,887)      14,022
  Cash and cash equivalents, beginning of year       17,277         19,164        5,142

  Cash and cash equivalents, end of year             15,188         17,277       19,164
  Short-term investments                             68,846         68,138       62,471

Cash and short-term investments, end of year     $   84,034     $   85,415   $   81,635

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

The investments in and the operating results of companies in which the Company has an ownership of 50% or less are included in the financial statements on the basis of the equity method of accounting.

On August 31, 1995, the Company completed the sale of five international product distribution operations to AmeriData. The Company sold to AmeriData all of the issued and outstanding capital stock of Control Data operations in Austria, Norway, and United Kingdom (Plc). Additionally, the Company sold to AmeriData certain assets and AmeriData assumed certain liabilities of Control Data operations in Canada, Mexico, and United Kingdom (Ltd). Effective October 31, 1995, the Company completed the sale to AmeriData all of the issued and outstanding capital stock of the Control Data operations in Greece and Portugal. Results of operations, assets, and liabilities for the operations sold are included in the Company's consolidated financial statements through the effective date of the divestitures.

In July 1993, the Company reduced its equity ownership interest in Metaphase Technology, Inc. ("Metaphase") from 65% to 50%. Structural Dynamics Research Corporation ("SDRC"), Metaphase's other equity owner, purchased the 15% equity interest. The Company stopped consolidating Metaphase, effective July 4, 1993. Prior periods were not restated due to immateriality of Metaphase's operations to the consolidated group operations taken as a whole.

On January 1, 1993, the Company purchased 45% of the equity interest in ICEM Systems GmbH ("ICEM Systems") owned by Volkswagen AG ("VW"), which gave the Company a 95% equity interest in ICEM Systems. VW retained a 5% equity interest in ICEM Systems. On January 2, 1995, the Company purchased VW's 5% equity interest, making the Company 100% owner of ICEM Systems.

(b) Revenue Recognition

Revenues from sales of hardware and software products are recognized upon shipment, installation, or acceptance, based on the particular product and contract terms. Revenues from rental and maintenance contracts are recognized over the period of the agreement. Services revenues consist of consulting and maintenance services and are recognized when the services are performed.

(c) Cash and Short-term Investments

Highly liquid investments with a maturity of three months or less when purchased are classified in the balance sheet as cash equivalents. Marketable equity and debt securities are classified in the balance sheet as short-term investments. In accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Instruments in Debt and Equity Securities", marketable equity and debt securities have been categorized as available for sale and are stated at fair value. Prior to December 1995, marketable equity and debt securities were classified as trading securities. The aggregate fair value of the Company's marketable equity and debt securities at December 31, 1995 and 1994 totaled $41.6 million and $49.2 million, respectively.

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

   Buildings and improvements      10-40 years
   Machinery and equipment           3-8 years
   Leased and data center equipment  3-6 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Repairs and maintenance are expensed as incurred. Gains or losses on dispositions are included in results of operations.

(f) Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over 10 years. Goodwill balances are reviewed quarterly to determine that the unamortized balances are recoverable. In evaluating the recoverability, the following factors, among others, are considered: a significant change in the factors used to determine the amortization period, an adverse change in legal factors or in the business climate, a transition to a new product or service strategy, a significant change in the customer base, and a realization of failed marketing efforts. If the unamortized balance is believed to be unrecoverable, the Company recognizes an impairment charge necessary to reduce the unamortized balance to the amount of cash flows expected to be generated over the remaining life. If the acquired entity has been integrated into other operations and cash flows cannot be separately measured, the Company recognizes an impairment charge necessary to reduce the unamortized balance to its estimated fair value. The amount of impairment is charged to earnings in the current period.

(g) Other Noncurrent Assets

Other noncurrent assets consist principally of prepaid pension costs.

(h) Foreign Currency Translation

The assets and liabilities for the Company's international subsidiaries are translated into U.S. dollars using current exchange rates. The resulting translation adjustments are recorded in the foreign currency translation adjustment account in equity. Statement of operations items are translated at average exchange rates prevailing during the period. Foreign currency transaction gains or losses are included in net earnings (loss).

(i) Research and Development

Research and development costs are expensed as incurred.

(j) Income Taxes

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS No. 109"). Under the asset and liability method of FAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 3, 1993, the Company adopted FAS No. 109. The effect of the adoption of this statement had no material impact on the Company's financial position or results of operations.

Except for selective dividends, the Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes or foreign withholding taxes was required on such earnings during the three years ended December 31, 1995.

(k) Net Earnings (Loss) Per Share

The net earnings (loss) per common share and common share equivalents is computed by dividing net earnings (loss) by the weighted average number of shares and dilutive common share equivalents outstanding during each period. Common stock equivalents result from dilutive stock options and warrants computed using the treasury stock method.

(l) Presentations

Beginning in the first quarter of 1994, certain cash flow activities were reclassified to conform to the current year's presentation. Beginning in the fourth quarter of 1993, certain operating expenses, which previously were treated as technical expenses, have been reclassified to cost of revenues. Such operating expenses amounted to $6.2 million in 1993. All financial information has been restated to conform to these methods of presentation.

(m) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(n) Fiscal Year End

In 1995, the Company changed its fiscal year end to a calendar year end. Prior to this change the Company had adopted a 52/53 week fiscal year, which ended on the Saturday closest to December 31. Fiscal years 1994 and 1993 comprised 52 weeks and ended on December 31, 1994 and January 1, 1994, respectively.

2. ACQUISITIONS

On January 4, 1994, the Company acquired all of the outstanding capital stock of MICHAEL Business Systems Plc which was engaged in providing microcomputer-based products and network integration services. The acquisition was accounted for as a purchase and the net assets and results of operations have been included in the Company's consolidated financial statements from the acquisition date through the date of divestiture. The total consideration paid for this acquisition was $3.8 million in cash, plus a contingent payment of $1.2 million, payable over two years. Net identifiable liabilities acquired of $4.9 million consisted of $12.3 million of assets acquired and $17.2 million of liabilities assumed. Goodwill from this acquisition of $9.9 million was amortized on a straight-line basis over a period of ten years. In the third quarter of 1995, this operation was sold as part of the AmeriData Divestitures (see note 3)..

During fiscal 1993, the Company acquired three companies which were engaged in computer systems and network integration. These acquisitions have been accounted for as purchases and the net assets and results of operations have been included in the Company's consolidated financial statements from the effective date of acquisition through the date of impairment (see note
19) or divestiture (see note 3).

In June 1993, the Company acquired all of the outstanding capital stock of Evernet Systems, Inc., a privately-held U.S. network systems integrator. The total consideration paid for this acquisition was $20.6 million, of which $11.5 million was paid in cash, $8.2 million was paid through the issuance of 816,283 shares of common stock, and the issuance of warrants to purchase 300,000 shares of common stock, valued at $0.9 million. Net identifiable liabilities acquired of $7.1 million consisted of $6.6 million of assets acquired (principally consisting of accounts receivable and inventory) and $13.7 million of liabilities assumed. Goodwill from this acquisition of $27.7 million was amortized on a straight-line basis over a period of ten years. In the fourth quarter of 1994, the remaining goodwill of $24.0 million relating to this acquisition was written off (see note
19).

Also, in June 1993, the Company acquired Dataselskapet A/S, a privately-held Norwegian PC integration company. The total consideration paid for this acquisition was $0.1 million in cash. Net identifiable liabilities acquired of $0.9 million consisted of $2.5 million of assets acquired and $3.4 million of liabilities assumed. Goodwill from this acquisition of $1.0 million was amortized on a straight-line basis over a period of ten years. In the fourth quarter of 1994, the remaining goodwill of $0.9 million relating to this acquisition was written off (see note 19).

In October 1993, the Company acquired certain assets of Antares Electronics, Inc., a privately-held Canadian systems integration company providing specialized microcomputer-based solutions in the areas of enterprise-wide networking and integration. The total consideration paid for this acquisition was $5.2 million in cash. Net identifiable assets acquired of $4.4 million consisted of $6.7 million of assets acquired and $2.3 million of liabilities assumed. Goodwill from this acquisition of $0.8 million was amortized on a straight-line basis over a period of ten years. In the third quarter of 1995, this operation was sold as part of the AmeriData Divestitures (see note 3).

3. DIVESTITURES

On August 31, 1995, the Company completed the sale of five international product distribution operations to AmeriData. The Company sold to AmeriData all of the issued and outstanding capital stock of Control Data operations in Austria, Norway, and United Kingdom (Plc). Additionally, the Company sold to AmeriData certain assets, and AmeriData assumed certain liabilities, of Control Data operations in Canada, Mexico, and United Kingdom (Ltd). Effective October 31, 1995, the Company completed the sale to AmeriData of all of the issued and outstanding capital stock of the Control Data operations in Greece and Portugal. The total consideration received for these divestitures was $13.4 million in cash. Net identifiable assets and liabilities transferred to AmeriData were $56.2 million and $46.1 million, respectively. Results of operations, assets, and liabilities for the operations sold are included in the Company's consolidated financial statements through the effective date of the divestitures.

The following pro forma information represents the results of operations assuming that the August 31, 1995 and October 31, 1995 divestitures described above occurred as of the beginning of the respective periods. The pro forma financial statements are for informational purposes only to illustrate the estimated effects of the divestitures of these seven operations on Control Data on a stand-alone basis and may not be indicative of the results of operations that would have occurred had these divestitures taken place at the beginning of the periods presented or of future results of operations.

Pro Forma Condensed Statements of Income (Unaudited)


(Dollars in thousands,                              Year Ended                                 Year Ended
  except per share data)                            December 31,                               December 31,
                                                        1995                                       1994
                                      Historical    Adjustments     Pro Forma    Historical    Adjustments     Pro Forma
Revenues                              $ 454,815     $ (129,336)    $ 325,479     $ 524,227     $ (187,825)    $ 336,402
Earnings (loss) from
    operations                            1,715          1,857         3,572       (97,033)         1,848       (95,185)
Net Earnings (loss)                       8,868          2,695        11,563       (94,403)         2,925       (91,478)

Primary earnings per common share
 and common share equivalents              0.67                         0.87         (6.87)                       (6.66)

Fully diluted earnings per common
 share and common share equivalents        0.62                         0.81         (6.87)                       (6.66)

Pro Forma Revenues by Category and Gross Profit (Unaudited)


(Dollars in thousands)                              Year Ended                                 Year Ended
                                                    December 31,                               December 31,
                                                        1995                                       1994
Revenues                              Historical    Adjustments     Pro Forma    Historical    Adjustments     Pro Forma
Software and services                 $ 174,080     $  (18,580)    $ 155,500     $ 154,275     $  (28,834)    $ 125,441
Maintenance and support                  75,452        (11,183)       64,269        92,785        (20,111)       72,674
Hardware and products                   205,283        (99,573)      105,710       277,167       (138,880)      138,287

  Total revenues                      $ 454,815     $ (129,336)    $ 325,479     $ 524,227     $ (187,825)    $ 336,402

Gross profit                          $ 124,435     $  (20,264)    $ 104,171     $ 141,699     $  (37,800)    $ 103,899
Gross profit %                            27.4%                        32.0%         27.0%                        30.9%

Pro Forma Revenues by Geography (Unaudited)


(Dollars in thousands)                             Year Ended                                 Year Ended
                                                   December 31,                               December 31,
                                                       1995                                       1994
Revenues                             Historical    Adjustments     Pro Forma    Historical    Adjustments     Pro Forma
Americas                             $ 173,401     $  (33,410)    $ 139,991     $ 235,132     $  (85,538)    $ 149,594
Europe                                 227,538        (95,926)      131,612       230,131       (102,287)      127,844
Asia                                    53,876              -        53,876        58,964              -        58,964

  Total revenues                     $ 454,815     $ (129,336)    $ 325,479     $ 524,227     $ (187,825)    $ 336,402

4. TRADE AND OTHER RECEIVABLES

                                         December 31,      December 31,
(Dollars in thousands)                       1995             1994
Trade receivables                        $   80,675        $  108,132
Other                                         9,354            20,541
Allowance for doubtful accounts              (4,794)           (6,844)
  Total                                  $   85,235        $  121,829

5. OTHER ACCRUED EXPENSES

                                         December 31,      December 31,
(Dollars in thousands)                       1995              1994
Accrued warranty, support
 and maintenance costs                   $   10,130        $   12,745
Bonuses and commissions                       1,866             2,875
Royalties                                     1,051             1,173
Insurances                                    1,360             2,329
Other                                        17,807            16,054
  Total                                  $   32,214        $   35,176

6. STOCKHOLDERS' EQUITY

Capitalization

Under the Company's Restated Certificate of Incorporation the total number of shares that the Company has authority to issue is 55,000,000, of which 5,000,000 are designated as shares of Preferred Stock, par value $0.01 per share, and 50,000,000 are designated as shares of Common Stock, par value $0.01 per share.

Stock Options

Under the 1992 Equity Incentive Plan (the "Plan"), the Compensation Committee may award stock options, restricted stock, and performance units ("Units") to those officers and employees of the Company whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. In addition, provisions of the Plan provide for the award of stock options, as specified in such provisions, to the directors of the Company who are not employees.

As of December 31, 1995, the Company has reserved 2.9 million shares of the Company's Common Stock for issuance pursuant to awards under the Plan. This includes shares of replacement options provided to optionees pursuant to the provisions of the spin-off of the Company from Ceridian to replace and preserve the value of Ceridian stock options held by such optionees at the time of the spin-off. If an award under the Plan expires or terminates without being exercised in full or is forfeited, the shares subject thereto are generally available for new awards.

The exercise price for stock options granted under the Plan (other than the replacement options) may not be less than the fair market value of a share of the underlying Common Stock on the date the option is granted and must be paid in cash unless the Compensation Committee permits payment in shares of the Company's stock. An option will generally expire ten years after the date it is granted and will ordinarily become exercisable as to one third of the shares subject to the option on each of the three succeeding anniversaries of the grant. The Compensation Committee may modify the exercisability of an option at its discretion.

The Plan also provides for shares of the Company's Common Stock to be issued to employees in the form of restricted stock grants. Plan participants are entitled to cash dividends and to vote their respective shares from the date of grant. The value of such stock is established by the market price on the date of the grant. In 1995, 50,000 shares of restricted stock were issued under the Plan. Prior to 1995 no restricted stock had been granted. Unearned compensation is charged for the market value of the restricted shares as these shares are issued in accordance with the Plan. The unearned compensation is amortized ratably over the restricted period. The unamortized unearned compensation value is shown as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

Following a "change of control termination," all options granted under  the
Plan   will  become  immediately  exercisable,  and  all  restrictions   on
restricted stock awarded under the Plan will immediately lapse.

The Plan also provides recipients with the opportunity to receive cash or stock awards if the Company's financial goals or other business objectives are achieved over a longer-term performance period. The cost of these awards is charged to expense. The Compensation Committee will determine the performance goals, the performance period, the vesting of Units, and how Units will be valued. No Units had been issued as of December 31, 1995.

                                Shares                          Shares
Stock Options                 Available                Under Outstanding Options
                               for Grant  Exercisable   Shares         Price
Balance at January 2, 1993      209,559     203,190    2,184,821    $4.53-$10.16

  Granted                      (425,000)          -      425,000    $9.25-$13.00
  Became exercisable                  -     661,053            -    $4.73-$10.00
  Exercised                           -    (271,138)    (271,138)   $4.73-$ 9.62
  Canceled                      274,884     (29,898)    (274,884)   $4.73-$10.25

Balance at January 1, 1994       59,443     563,207    2,063,799    $4.53-$13.00

  Authorized for issuance       500,000           -            -        -
  Granted                      (754,899)          -      754,899    $6.38-$10.25
  Became exercisable                  -     949,263            -    $4.53-$13.00
  Exercised                           -    (121,050)    (121,050)   $4.53-$ 8.25
  Canceled                      506,499    (171,258)    (506,499)   $4.73-$13.00

Balance at December 31, 1994    311,043   1,220,162    2,191,149    $4.53-$13.00

  Granted                      (480,500)          -      480,500    $6.44-$14.88
  Became exercisable                  -     378,446            -    $6.38-$13.00
  Exercised                           -    (389,861)    (389,861)   $4.73-$10.25
  Canceled                      326,257     (61,256)    (326,257)   $4.73-$13.00

Balance at December 31, 1995    156,800   1,147,491    1,955,531    $4.73-$14.88

Stock Warrants

In connection with the acquisition of Evernet Systems, Inc., the Company issued warrants granting the holders the right and option to purchase 300,000 shares of the Company's Common Stock at an exercise price of $12.86 per share. The warrants are exercisable during the period between June 4, 1994 and June 4, 1996. No warrants had been exercised as of December 31, 1995.

Employee Stock Purchase Plan

Under the 1993 Employee Stock Purchase Plan (the "Purchase Plan") the Company has reserved 400,000 shares of Common Stock for issuance pursuant to the Purchase Plan. The primary purpose of the Purchase Plan is to provide an opportunity for eligible employees to become stockholders of the Company. Eligible employees may contribute up to 10% of their compensation toward the purchase of the Company's Common Stock. The Purchase Plan operates in phases of three months each, generally beginning on January 1, April 1, July 1, and October 1 of each year. At the end of each phase, an employee who elects to participate in the Purchase Plan can purchase up to 500 shares of Common Stock with his or her accumulated payroll deductions. The purchase price for those shares of Common Stock will be either 85% of the market price at the beginning of the phase or 85% of the market price at the end of the phase, whichever is less. As of December 31, 1995, shares purchased under the Purchase Plan totaled 169,994.

7. INVESTMENT IN METAPHASE TECHNOLOGY, INC.

In  1992,  the  Company  and  SDRC established  a  joint  venture  company,
Metaphase, to develop and market product data management software worldwide. The Company owns 50% of Metaphase and accounts for this investment on the equity basis. Following are condensed financial data for Metaphase for the periods indicated:

                                Years Ended
                        (Unaudited)
                        December 31,   December 31,
(Dollars in thousands)      1995           1994

Net sales               $   13,027     $    7,845
Earnings (loss) before
  income taxes               1,076           (560)
Net earnings (loss)          1,064           (565)

                        (Unaudited)
                        December 31,   December 31,
                            1995           1994

Current assets          $    3,304     $    3,177
Noncurrent assets              825            551
Current liabilities          4,811          2,244
Noncurrent liabilities       3,530          6,760

8. FINANCING ARRANGEMENTS

As of December 31, 1995, the Company's international subsidiaries have arranged with local banks up to $17.8 million for financing, primarily short-term notes and foreign overdraft facilities. Debt outstanding under these arrangements amounted to $0.7 million and $2.9 million at December 31, 1995 and December 31, 1994, respectively. Outstanding letters of credit totalled $0.8 million at December 31, 1995. The average amount of short-term debt outstanding for 1995 was $4.6 million.

The Company has a U.S. bank line of credit which provides for borrowings of up to $10.0 million, none of which was outstanding at December 31, 1995. The line of credit bears interest at prime plus two percent and expires on April 13, 1996.

9. INCOME TAXES

As  discussed in note 1(j), the Company adopted FAS No. 109, as of  January
3,  1993.   This  change in accounting for income taxes had no  significant impact on the consolidated financial statements of the Company.

The components of earnings (loss) before income taxes and the provision for income taxes (benefit) are included in the following table:


Components of Earnings and Taxes                     Years Ended
                                    December 31,     December 31,    January 1,
(Dollars in thousands)                 1995              1994           1994
Earnings (loss) before income taxes:
  Domestic                          $    8,280      $   (75,093)    $  (15,289)
  Foreign                                1,788          (18,310)        26,259
    Total                           $   10,068      $   (93,403)    $   10,970

Income Tax Provision (Benefit)
  Current:
    Domestic                        $      134      $       325     $      661
    Foreign                              1,231            1,059          1,224
  Deferred:
    Domestic                                 -                -            238
    Foreign                               (165)            (384)          (273)
      Total                         $    1,200      $     1,000     $    1,850

Reconciliation of estimated income taxes at United States statutory tax rate to the income taxes provision is reported as follows:


Effective Rate Reconciliation                           Years Ended
                                         December 31,   December 31,   January 1,
(Dollars in thousands)                      1995            1994          1994
U.S. federal statutory rate                     35%            35%           35%
Income tax provision (benefit)
  at U.S. statutory rate                 $    3,524     $  (32,691)   $    3,840
International rate differences,
  credits, translation, dividends,
  and other offsets                          10,840          1,650        (1,969)
Non-deductible goodwill                       1,562         10,121             -
Change in valuation reserve                 (24,821)        20,717             -
Valuation reserve attributable to
  sold subsidiaries                           5,417              -             -
Losses for which no tax
  benefit was provided                            -            903         4,928
Utilization of unbooked deferred assets           -              -        (5,474)
U.S. state income and franchise taxes             -            300           525
Other                                         4,678              -             -
  Provision for income taxes             $    1,200     $    1,000    $    1,850

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and December 31, 1994 are presented below:


                                   December 31,    December 31,
(Dollars in thousands)                 1995            1994
Deferred Tax Assets
Depreciation and amortization      $    5,878      $    8,530
Inventory valuation                    16,372          16,846
Pension plans                             936           2,387
Deferred revenues                       1,455           2,792
Allowance for doubtful accounts         2,898           3,016
Restructuring and other accruals       13,688          26,021
Net operating loss carryforwards       55,508          61,655
Tax credit carryforwards                4,000           4,229
Other                                   5,527           5,676
  Total gross deferred tax assets     106,262         131,152
  Less valuation allowance           (100,888)       (125,709)
  Net deferred tax assets               5,374           5,443


Deferred Tax Liabilities
Depreciation and amortization            (323)           (633)
Inventory valuation                      (220)           (417)
Pension plans                          (5,165)         (4,794)
Other                                    (118)           (215)
  Total deferred tax liabilities       (5,826)         (6,059)

    Net deferred income taxes      $     (452)     $     (616)

Although the Company has available gross deferred tax assets in the amount of $106.3 million which can be used to offset taxes on future earnings, the Company currently maintains sizable operations in several foreign countries whose tax on future earnings cannot be offset by these deferred tax assets.

Included in the gross deferred tax assets and the valuation reserve is $6.0 million for U.S. net operating losses subject to limitation under Section
382 of the Internal Revenue Code. Additionally, the remainder of the Company's U.S. deferred tax assets may become subject to limitation or permanent loss if certain changes in ownership, as defined by U.S. tax rules, occur in the future.

U.S. and Foreign Income Tax Carryforwards at December 31, 1995

                                                             Expiration
Dollars in thousands)                             Amount       Dates
U.S. Federal net operating loss carryforwards    $ 75,240     2000-2009

Foreign net operating loss carryforwards:          32,915     1996-2005
                                                   39,196       None

Tax credit carryforwards of foreign operations:     1,402     1996-2001
                                                    2,477       None

Earnings of foreign subsidiaries considered to be reinvested for an indefinite period at December 31, 1995 total approximately $26.2 million. If those earnings were remitted, estimated withholding taxes of $3.6 million would be currently payable.

It is impracticable to compute the deferred tax asset or liability on the Company's investments in its foreign subsidiaries.

10.  COMMITMENTS AND CONTINGENCIES

Largely as a result of divestitures and other downsizing actions and the formation of certain cooperative ventures in recent years, the Company has agreed to incur or retain a variety of contingent liabilities. Generally, these liabilities include requirements for performance of various obligations assumed in some manner by the acquirer, such as customer contracts and leases of facilities and equipment; commitments to purchase products or services; commitments to invest or advance funds; and potential liabilities relating to downsizing actions per se, such as litigation arising from workforce reductions, purchase price adjustments, or representation and warranty obligations.

The Company monitors such contingent liabilities and has established reserves for those which it believes are probable of payment. Management believes that in the aggregate the contingent liabilities will not have a materially adverse impact on the financial position of the Company.

11.  RELATED PARTY TRANSACTIONS

Silicon Graphics, Inc.

In August 1992, Silicon Graphics, Inc. ("SGI") purchased 1,185,224 shares of the Company's Common Stock from the Company for an aggregate amount of $14.4 million. On February 14, 1995, the Company repurchased 1,185,224 shares of its Common Stock from SGI for an aggregate purchase price of $7.1 million.

In September 1992, SGI and the Company entered into a technology development agreement. The Company recognized revenue under this agreement of none in 1995 and 1994, and $1.65 million in 1993. In addition, the Company received $1.95 million in 1993 from SGI to offset the costs of certain research and development projects. The Company purchased a total of $33.0 million of SGI products in 1995, $39.7 million in 1994, and $29.3 million in 1993.

Ceridian Corporation

The Company has contracted with Computing Devices International ("CDI"), a subsidiary of Ceridian, to manufacture certain proprietary products for the Company. The Company purchased a total of approximately $2.3 million of CDI products in 1995, $6.5 million in 1994, and $36.6 million in 1993.

12.  LEASES

As Lessor: The Company leases equipment to others through operating leases with lease terms of one to five years. The Company pays taxes, licenses, and insurance associated with the equipment under lease. The Company's net investment in equipment needed to support leasing operations, included in lease and data center equipment, was as follows:

                                      December 31,   December 31,
(Dollars in thousands)                    1995           1994
Equipment                             $   29,160     $   44,173
Less accumulated amortization             28,481         42,305
Net investment                        $      679     $    1,868

The minimum future rentals on noncancelable leases with lease terms of one to five years existing as of December 31, 1995 are $1.5 million in 1996, $0.4 million in 1997, $0.4 million in 1998, $0.4 million in 1999, and $0.4 million in 2000.

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

The rental payments under these leases are charged to operations as incurred. The amounts of rental expense and sublease income for each of the years in the three year period ended December 31, 1995 appear in the following table.


                                          Years Ended
                          December 31,    December 31,   January 1,
(Dollars in thousands)        1995            1994          1994
Rental expense            $   16,785      $   23,693    $   23,865
Sublease rental income        (3,072)         (4,296)       (5,789)
Net rental expense        $   13,713      $   19,397    $   18,076

Future minimum payments under noncancelable operating leases and related sublease income, on operating leases with initial or remaining lease terms in excess of one year, as of December 31, 1995 are described in the table below. These amounts do not include obligations which have been recorded as liabilities in the consolidated balance sheet as the result of restructuring and other actions.


                                         Sublease
                                Lease     Rental
(Dollars in thousands)         Payments   Income      Net
1996                          $  9,446  $  4,636  $  4,810
1997                             5,541     2,643     2,898
1998                             3,082     2,332       750
1999                             1,958     2,177      (219)
2000                             1,840        97     1,743
Thereafter                         876       128       748

13.  SUPPLEMENTARY DATA TO CONSOLIDATED STATEMENTS OF OPERATIONS

Other Income (Expense)

                                               Years Ended
                                December 31,   December 31,  January 1,
(Dollars in thousands)              1995           1994         1994
Foreign currency transaction
  gain (loss)                   $      190     $      351   $     (254)
Asset sales                          1,197            345        2,236
Equity in earnings (losses)
  of affiliates                        922           (429)         (37)
Other income (expense)               1,358           (141)       1,605
    Total                       $    3,667     $      126   $    3,550

Other Data
  Provisions for doubtful
    accounts                    $    1,384     $    1,906   $    3,162
  Research and development*          9,657         10,127       23,765
  Maintenance and repairs            6,473          7,245        7,111
  Royalties                          5,293          2,245        2,697
  Advertising                        1,937          2,656        4,716

* Included in technical expenses in the consolidated financial statements.

14.  RETIREMENT BENEFITS AND OTHER POST-RETIREMENT BENEFITS

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


Net Periodic Pension Cost (Credit)                 Years Ended
                                    December 31,   December 31,  January 1,
(Dollars in thousands)                  1995           1994         1994
Service cost                        $      882     $      967   $    1,079
Interest cost on projected benefit
  obligation                             8,942          9,079        8,710
Actual return on plan assets           (12,841)        (5,197)      (9,476)
Net amortization and deferral            5,270         (4,341)        (511)
  Total                             $    2,253     $      508   $     (198)

Rate Assumptions
Discount rate                             7.3%           8.3%         7.4%
Rate of salary progression                4.4%           5.1%         6.8%
Long-term rate of return on assets        7.7%           8.1%         6.3%

In addition, 1995 pension expense was reduced by a curtailment gain of $0.3 million related to a non-U.S. plan. Retirement expense for all other plans amounted to $0.3 million in 1995, $0.5 million in 1994, and $0.6 million in 1993.

Funded Status of Defined Benefit Retirement Plans at Measurement Date


Plans in Which Asset Value Exceeds
Accumulated Benefit Obligation
                                          December 31,    December 31,
(Dollars in thousands)                        1995            1994
Actuarial present value of obligation:
  Vested benefit obligation               $   23,933      $   21,176
  Accumulated benefit obligation          $   24,546      $   21,662
  Projected benefit obligation            $   25,570      $   23,526

Plan assets at fair value                     46,857          39,328
Plan assets in excess of
  projected benefit obligation                21,287          15,802
Unrecognized net gain                         (4,332)         (1,339)
Unrecognized prior service cost                    -             369
Unrecognized net asset                        (7,804)         (7,976)
Net pension asset recognized
  in the consolidated balance sheet       $    9,151      $    6,856


Plans in Which Accumulated Benefit
Obligation Exceeds Asset Value
                                            December 31,   December 31,
(Dollars in thousands)                          1995           1994
Actuarial present value of obligation:
  Vested benefit obligation                 $  104,382     $   83,854
  Accumulated benefit obligation            $  104,768     $   84,107
  Projected benefit obligation              $  105,869     $   85,882

Plan assets at fair value                       65,522         55,294
Projected benefit obligation in excess of
  plan assets                                   40,347         30,588
Unrecognized net gain                          (15,053)        (7,689)
Unrecognized prior service cost                 (1,498)        (1,634)
Unrecognized liability for defined
  benefit plans                                     66            174
Fiscal 1996-1997 settlement reserve              1,639          2,597
Adjustment to recognize minimum
  pension liability                             11,854          6,957
Net pension liability for defined
  benefit parts                                 37,355         30,993
Other non-defined benefit plans'
  obligations                                    1,589          3,026
Net pension liability recognized in
  the consolidated balance sheet            $   38,944     $   34,019

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

15.  CAPITAL ASSETS

                                      December 31,    December 31,
(Dollars in thousands)                    1995            1994
Property and equipment, at cost
  Land                                $    1,254      $    1,427
  Buildings and improvements              32,996          33,735
  Machinery and equipment                 52,999          63,193
    Total                                 87,249          98,355
Accumulated depreciation                  70,461          77,628
Property and equipment, net           $   16,788      $   20,727

Leased and data center equipment,
  at cost                             $   30,809      $   46,137
Accumulated depreciation                  30,116          44,236
Leased and data center equipment, net $      693      $    1,901

16.  STATEMENTS OF CASH FLOWS


Net Change in Working Capital Items
                                                    Years Ended
                                     December 31,   December 31,   January 1,
(Dollars in thousands)                   1995           1994          1994
Trade and other receivables          $    7,599     $   13,917    $  (14,509)
Inventories                               5,323         12,721        (5,949)
Prepaid expenses and other
  current assets                            (28)         1,130           900
Accounts payable                          6,645         (3,743)        3,764
Customer advances and
  deferred income                       (11,883)         3,164         6,567
Accrued taxes                             3,919          1,016        (2,336)
Accrued salaries and wages               (1,207)        (2,700)       (6,123)
Other accrued expenses                   (1,177)        (3,522)       (7,221)
Net change in working capital items  $    9,191     $   21,983    $  (24,907)


Noncash Operating, Investing, and Financing Activities
                                                    Years Ended
                                     December 31,   December 31,   January 1,
(Dollars in thousands)                   1995           1994          1994
Noncash utilization of
  restructure reserves               $  (22,390)    $  (24,584)   $  (15,283)
Restructure reserve reclassifi-
  cations and transfers, net                  -              -        12,179
Goodwill write-off                            -        (24,900)            -
Shares issued in connection
  with acquisitions                           -              -         9,063


Supplemental Disclosures of Cash Flow Information
                                                    Years Ended
                                     December 31,   December 31,   January 1,
(Dollars in thousands)                   1995           1994          1994
Cash paid (received) during
 year for:
  Interest paid                      $    1,038     $    1,426    $    1,953
  Income taxes paid                       1,856          6,325         6,659
  Income taxes refunded                  (8,063)        (6,866)       (2,161)

17.  GEOGRAPHIC SEGMENT DATA

Information concerning United States and international operations appears in the accompanying Geographic Segment Data table. Information is presented on the same basis as utilized by the Company to manage the business. Export sales and certain income and expense items are reported in the geographic segment where the final sale is made rather than where the transaction originates. All inter-company profit has been eliminated. The amounts of the parent company's equity in net assets of and advances to international subsidiaries and branches were $382.9 million and $368.4 million at December 31, 1995 and December 31, 1994, respectively.


                                                           International (2)
                                 United(1)     Pan
(Dollars in thousands)            States     American     Europe       Asia        Total    Consolidated
1995 Revenues                    $ 139,863   $  33,538   $ 227,538   $  53,876   $ 314,952   $ 454,815
Earnings (loss) from operations      1,125       1,415        (925)        100         590       1,715
Identifiable assets                116,615       9,165      62,686      39,019     110,870     227,485

1994 Revenues                      149,517      85,615     230,131      58,964     374,710     524,227
Earnings (loss) from operations    (78,020)      5,658     (25,081)        410     (19,013)    (97,033)
Identifiable assets                112,939      32,507     115,847      39,275     187,629     300,568

1993 Revenues                      157,378      48,936     171,743      73,778     294,457     451,835
Earnings (loss) from operations    (22,828)      4,862      15,584       5,520      25,966       3,138
Identifiable assets                169,862      47,291      78,398      57,372     183,061     352,923


(1) United States earnings (loss) from operations include substantially all technical expenses, marketing expenses, and other corporate support and administrative costs.

(2) Pan American includes primarily the operations in the following countries: Canada and Mexico (only eight months of revenues and earnings [loss for each] in 1995). Europe includes primarily the operations in the following countries: Denmark, France, Germany, and United Kingdom (only eight months of revenues and earnings [loss] for the United Kingdom in 1995). Asia includes primarily the operations in the following countries: Korea and Taiwan.

Major Customers

The Company's customers are located throughout the world. No single customer accounted for more than 10% of the Company's revenues in 1995, 1994, or 1993, except for revenue from sales to various U.S. government agencies which amounted to approximately 13.6% in 1995, 12.0% in 1994, and 13.7% in 1993.

18.  RESTRUCTURING RESERVES, CURRENT AND NONCURRENT

Over the past several years, the Company has been transitioning from a developer and manufacturer of proprietary mainframe computer systems to a software and services provider focused on electronic commerce, product data management, and computer-aided design solutions.

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

Under the 1994 restructuring plan, the Company took a $34.0 million charge to reduce the worldwide workforce. During 1995, severance cost activity included cash payments of $11.5 million related to the reduction of the worldwide workforce by approximately 230 individuals and a reclassification of $7.6 million of severance accrual which was no longer required primarily as a direct result of the divestiture activities discussed in note 3. This accrual was reclassified to other restructuring accruals to offset the cash and noncash activity associated with the AmeriData Divestitures. As a result of these divestitures, the reduction in workforce related to the Company's restructuring charge will total approximately 475 individuals versus the original estimate of 600 individuals. Cash outlays for 1995 were below Company expectations due in part to lower than planned severance activity in its international operations because of delays in legally required procedures for such activities.

Asset revaluations and write-offs accounted for $14.3 million of the 1994 restructuring charge. This charge reduced certain assets to their net realizable value and was a direct result of the Company refocusing its business strategy including discontinuance of marketing efforts related to proprietary systems. During 1995, activity included the write down of assets directly related to the AmeriData Divestitures discussed in note 3.

Lease and other facility obligations accounted for $9.7 million of the 1994 restructuring charge. This charge was comprised of lease buyouts for facilities and other commitments under leases resulting from the Company's plan to reduce its geographic dispersion by consolidating sales and services offices into more central operations. During 1995, lease and other facility obligations activity included cash payments of $8.5 million related to commitments under leases throughout the United States, Canada, and Europe and a reclassification of a $2.5 million lease and other facility obligations accrual which was no longer required primarily as a direct result of the divestiture activity discussed in note 3. This accrual was classified to other restructuring accruals to offset the cash and noncash activity associated with the AmeriData Divestitures. The remaining lease obligations of $3.1 million relate primarily to lease commitments in the United States and Europe.

Other charges accounted for $6.5 million of the 1994 restructuring charge and consisted of $3.5 million for pension accruals resulting from lump sum payments, $1.1 million for litigation matters, and several less significant items. During 1995, other activity included cash payments of $2.8 million for litigation and other less significant items and noncash activity primarily associated with the AmeriData Divestitures including the write-off of goodwill of $9.3 million and net book value of operations sold of $10.1 million. The remaining accrual primarily relates to litigation matters and several smaller items.

Future cash outlays for the remaining restructuring reserve of $23.1 million at December 31, 1995 are anticipated to be $16.7 million and $6.4 million in 1996 and 1997, respectively.

The following represents the Company's restructuring activities for the periods indicated:


                                                                      Lease         Foreign
                                                         Asset      and Other      Currency
                                          Severance   Revaluations   Facility     Translation
(Dollars in thousands)                      Costs    and Write-offs Obligations   Adjustment      Other      Total
Balance at January 2, 1993              $   25,274  $      5,243    $   21,828    $         -   $   8,053  $  60,398

  Noncash items                                  -        (6,227)            -         (2,437)     (6,619)   (15,283)
  Reclassifications and transfers, net       4,812           984        (5,066)         2,437       9,012     12,179
  Cash payments                            (12,857)            -        (5,882)             -      (6,279)   (25,018)

Balance at January 1, 1994                  17,229             -        10,880              -       4,167     32,276

  Restructuring charge                      33,963        14,330         9,686          5,630       6,491     70,100
  Noncash items                                  -       (14,330)         (337)        (5,630)     (4,287)   (24,584)
  Cash payments/refunds, net               (17,863)            -        (6,389)             -       1,398    (22,854)

Balance at December 31, 1994                33,329             -        13,840              -       7,769     54,938

  Noncash items                                  -          (836)            -         (1,515)    (20,039)   (22,390)
  Reclassifications and transfers, net      (7,619)          812        (2,534)         3,208      19,534     13,401
  Translation                                1,186            24           340         (1,693)        143          -
  Cash payments                            (11,496)            -        (8,515)             -      (2,822)   (22,833)

Balance at December 31, 1995            $   15,400  $          -    $    3,131    $         -   $   4,585  $  23,116

19.  GOODWILL

Over the three year period 1995, 1994 and 1993, the Company acquired five companies which were engaged in computer systems and network integration business (see note 2). The Company has classified as goodwill the excess of the purchase price over the fair value of net assets acquired.

Changes in the goodwill balances are summarized as follows:

                                                            Foreign
                                                            Currency
                                            Accumulated    Translation
(Dollars in thousands)            Gross     Amortization   Adjustment      Net
Balance at January 2, 1993      $      -    $         -    $       -   $       -

  Acquisition of businesses       29,589              -            -      29,589
  Foreign currency
    translation adjustment             -              -           (5)         (5)
  Amortization of goodwill             -         (1,742)           -      (1,742)

Balance at January 1, 1994        29,589         (1,742)          (5)     27,842

  Acquisition of businesses        9,911              -            -       9,911
  Foreign currency
    translation adjustment             -              -          511         511
  Amortization of goodwill             -         (3,177)           -      (3,177)
  Goodwill write-off             (28,683)         3,783            -     (24,900)

Balance at December 31, 1994      10,817         (1,136)         506      10,187

  Foreign currency
    translation adjustment             -              -         (129)       (129)
  Amortization of goodwill             -           (770)           -        (770)
  Sale of operations
    to AmeriData                 (10,817)         1,906         (377)     (9,288)

Balance at December 31, 1995    $      -    $         -    $       -   $       -

In the third quarter of 1995, unamortized goodwill of $9.3 million was charged against the restructuring reserve. The unamortized goodwill balance was primarily related to MICHAEL Business Systems Plc and Antares Electronics, Inc. which were part of the AmeriData Divestitures (see note
3).

During the fourth quarter of 1994, the Company concluded that the carrying values of the Evernet Systems, Inc. and Dataselskapet A/S goodwill balances were fully impaired and the remaining unamortized balances of $24.9 million were charged to earnings. The primary reasons for these write-offs included significant reduction in the employee and customer bases and a refocusing of the Company's overall business strategy. At the time the write-off was taken there were no other noncurrent assets remaining from these acquisitions.

SUPPLEMENTARY QUARTERLY DATA (Unaudited)
(Dollars in thousands)

                                              1995                                 1994
                               FOURTH    THIRD   SECOND     FIRST   FOURTH    THIRD   SECOND     FIRST
REVENUES                     $ 90,423  $105,240 $129,088  $130,064 $133,677 $113,646 $131,274  $145,630
COST OF REVENUES*              61,352    76,078   96,483    96,467   95,901   85,673   93,929   107,025
  Gross profit                 29,071    29,162   32,605    33,597   37,776   27,973   37,345    38,605

OPERATING EXPENSES:
  Selling, general and
    administrative*            24,228    28,261   30,386    30,172   32,059   30,741   32,931    33,760
  Technical                     2,753     2,445    2,137     2,338    3,821    3,190    3,649     3,581
  Restructuring                     -         -        -         -   70,100        -        -         -
  Goodwill write-off                -         -        -         -   24,900        -        -         -
    Total operating expenses   26,981    30,706   32,523    32,510  130,880   33,931   36,580    37,341
    Earnings (loss) from
      operations                2,090    (1,544)      82     1,087  (93,104)  (5,958)     765     1,264

OTHER INCOME (EXPENSES):
  Interest expense                (70)     (236)    (453)     (274)    (303)    (316)    (386)     (277)
  Interest income               1,478     1,263    1,592     1,386    1,435    1,058    1,088     1,205
  Other income (expenses), net    278     1,449    1,240       700       22      790     (283)     (403)
    Total other income, net     1,686     2,476    2,379     1,812    1,154    1,532      419       525
    Earnings (loss) before
      income taxes              3,776       932    2,461     2,899  (91,950)  (4,426)   1,184     1,789

PROVISION (BENEFIT) FOR
  INCOME TAXES                      -       300      200       700     (480)     549      501       430
    Net earnings (loss)       $ 3,776  $    632 $  2,261  $  2,199 $(91,470) $(4,975) $   683  $  1,359

*Certain cost of revenues and selling, general and administrative expenses have been reclassified in selected acquired companies to conform with the Company's standard presentation.

PRICE RANGE OF COMMON STOCK

The  Company's  stock  is traded on the Nasdaq National  Market  under  the
symbol  CDAT.   The  following table sets forth, for the quarterly  periods indicated, the high and low prices for the Common Stock.


Market price             1995                             1994
 ranges (1) Fourth  Third   Second  First    Fourth  Third   Second  First
High        $21.38  $12.13  $10.75  $ 7.25   $ 7.13  $ 8.88  $11.38  $10.25
Low         $10.13  $ 8.63  $ 6.63  $ 5.88   $ 5.38  $ 6.38  $ 7.75  $ 7.75

 (1)  Source:  Nasdaq National Market under the symbol CDAT.


As of December 31, 1995, the Company's Common Stock was held by approximately 18,720 stockholders of record or through nominee or street name accounts with brokers. The Company has not paid any dividends on its Common Stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future to common stockholders.