Form 10-K, Exhibit 13
period 1996-12-31
CONTROL DATA SYSTEMS INC
filed 1997-03-26
CIK 887309

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except employee and per share data)

                                                              Years Ended
                                    December 31, December 31, December 31, January 1, January 2,
OPERATING DATA                          1996         1995         1994        1994       1993
REVENUES                              $305,696     $454,815     $524,227     $451,835  $ 516,979

COST OF REVENUES                       201,369      330,380      382,528      285,448    320,728*
    Gross profit                       104,327      124,435      141,699      166,387    196,251

OPERATING EXPENSES:
  Selling, general and
    administrative                      86,860      113,047      129,491      139,467    164,312
  Technical                             12,483        9,673       14,241       23,782     39,953*
  Restructuring                              -            -       70,100            -    114,900
  Goodwill write-off                         -            -       24,900            -          -
  Change in the valuation of spare
    parts inventory                          -            -            -            -     14,900
    Total operating expenses            99,343      122,720      238,732      163,249    334,065

    Earnings (loss) from operations      4,984        1,715      (97,033)       3,138   (137,814)

NONOPERATING INCOME, NET                12,094        8,353        3,630        7,832      5,338
    Earnings (loss) before
      income taxes                      17,078       10,068      (93,403)      10,970   (132,476)

PROVISION FOR INCOME TAXES               1,100        1,200        1,000        1,850      1,558
    Net earnings (loss)               $ 15,978     $  8,868     $(94,403)    $  9,120  $(134,034)

Primary earnings (loss) per common share
  and common share equivalents        $   1.09     $   0.67     $  (6.87)    $   0.66  $  (12.03)

Fully diluted earnings (loss) per common
  share and common share equivalents  $   1.09     $   0.62     $  (6.87)    $   0.66  $  (12.03)

Weighted average common shares
  outstanding (in thousands):
    Primary                             14,623       13,294       13,740       13,764     11,138
    Fully diluted                       14,623       14,298       13,740       13,764     11,138

                                    December 31, December 31, December 31, January 1, January 2,
BALANCE SHEET DATA                      1996         1995         1994        1994       1993
  Cash and short-term investments     $ 84,610     $ 84,034     $ 85,415     $ 81,635  $ 134,423
  Total assets                         220,297      227,485      300,568      352,923    373,522
  Working capital                      110,791       98,715       93,341      133,868    160,816
  Debt obligations                         289          686        2,933        1,891      9,768
  Stockholders' equity                 109,020       83,498       82,306      175,176    159,207

STATISTICAL DATA
  Current ratio                           2.45         2.03         1.59         1.97       2.13
  Capital expenditures                $  9,116     $ 11,971     $  9,047     $ 11,355  $  16,983
  Number of employees                    1,752        1,829        2,890        3,142      3,285
  Revenue/employee
    (average; in thousands)           $    169     $    187     $    165     $    142  $     144

*Technical expenses of $10.5 million was reclassified to cost of revenues in 1992.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (IN MILLIONS)


Overview

Control Data Systems, Inc. (Control Data or the Company) is a global software and services company dedicated to helping organizations develop the enterprise-wide systems required to create, transmit, access and control business information. With its Rialto brand of directory-enabled software tools and services, the Company is focused on the architecture, implementation and lifetime support of digital commerce and enterprise-wide client-server solutions for business and government.

The Company provides Enterprise Integration software and service solutions that include network design, installation and maintenance; application re-hosting to client-server architectures; the integration of disparate electronic messaging systems; and corporate directory design and implementation. Its Technical Services offerings include hardware and software maintenance services; rapid technology deployment in distributed environments; and customer service hotline support. The Company's Product Design software provides computer-aided design (CAD) software and services, primarily to the discrete manufacturing industry.

The Company also has a number of suppliers and partners providing a range of hardware and software platforms, complementary products and services, and sales and marketing activities.

The Company invests in four major areas:

o Development of software products and tools associated with digital commerce and CAD.

o    Training and development of its technical workforce.

o    Marketing and sales of its products and services.

o    Marketing and sales support for its service provider partners.


The Company was established through Ceridian Corporation's (Ceridian) transfer of its Computer Products business to the Company and Ceridian's subsequent distribution, in July 1992, of the Company's stock as a dividend to Ceridian's stockholders.


Revenues


Revenues by Category

                          1996     Change     1995     Change     1994

Software and services    $170.3     (2.2%)   $174.1     12.8%    $154.3
Maintenance and support    56.1    (25.6%)     75.4    (18.8%)     92.8
Hardware products          79.3    (61.4%)    205.3    (25.9%)    277.1
  Total revenues         $305.7    (32.8%)   $454.8    (13.2%)   $524.2


Revenues by Geography

                          1996     Change     1995     Change     1994

Americas                 $146.3    (15.6%)   $173.4    (26.2%)   $235.1
Europe                    113.1    (50.3%)    227.5     (1.1%)    230.1
Asia                       46.3    (14.1%)     53.9     (8.6%)     59.0
  Total revenues         $305.7    (32.8%)   $454.8    (13.2%)   $524.2

The Company entered into a transaction with AmeriData Technologies, Inc. (AmeriData) during 1995 to divest seven of its international subsidiary operations. The effect of this transaction on the Company's reported results of operations is reflected in the exclusion of the last four months of results for the five international operations sold to AmeriData on August 31, 1995 and the exclusion of the last two months of results for the two international operations sold on October 31, 1995. In addition, on March 25, 1996, the Company completed the sale to AmeriData of the Control Data operations in Denmark. See note 3 of the Notes to Consolidated Financial Statements for additional information regarding the AmeriData divestitures. The pro forma results discussed below reflect the exclusion of the operating results of the divested operations for fiscal years 1995 and 1994.

Revenues for 1996 of $305.7 million decreased 32.8% from 1995 revenues of $454.8 million. The revenue decline was due to a 61.4% decrease in hardware products sales and a 25.6% decrease in maintenance and support. The majority of the decrease in hardware products sales and maintenance and support was attributable to the AmeriData divestitures. The maintenance and support revenues decline was also due to the decrease in the number of proprietary systems under maintenance contracts.

Revenues for 1995 of $454.8 million decreased 13.2% from 1994 revenues of $524.2 million. The revenue decline was due to a 25.9% decrease in hardware products sales and an 18.8% decrease in maintenance and support, offset by a 12.8% increase in software and services revenues. The majority of the decrease in hardware products sales and hardware maintenance and support was attributable to lower revenues in the Americas and Asia. In addition, a portion of the revenue decline for 1995 can be attributed to the AmeriData divestitures. The maintenance and support revenues decline was also due to the decrease in the number of proprietary systems under maintenance contracts. The growth in software and services sales was primarily associated with the Company's digital commerce and product data management/computer-aided design (PDM/CAD) projects.

On a pro forma basis, excluding the results of operations of the AmeriData divestitures for the years 1995 and 1994, 1996 revenues of $305.7 million decreased 2.6% from 1995 revenues of $314.0 million. The revenue decline was due to a decrease in hardware products sales of 23.4% and a 10.2% decline in maintenance and support, offset by a 15.1% increase in software and services revenues. 1995 revenues of $314.0 million decreased 6.7% from 1994 revenues of $336.4 million. The revenue decline was due to a decrease in hardware products sales of 25.2% and a 14.2% decline in maintenance and support, offset by an 18.0% increase in software and services revenues. The increase in software and services and the decrease in hardware products sales reflects the Company's continuing emphasis on the digital commerce market.

Revenues from the Americas operations represented 48% of the Company's total revenues in 1996; European operations represented 37%, and Asia operations represented 15%. A slight increase in software and services revenue in the Americas of 4.6% was offset by a decrease in software and services revenues in Europe and Asia of 10.1% and 1.4%, respectively. Maintenance and support revenues decreased in the Americas, Europe, and Asia by 17.8%, 40.8%, and 2.7%, respectively. Similarly, hardware products sales decreased in the Americas, Europe, and Asia by 44.6%, 75.6%, and 27.7%, respectively. The majority of the decrease in revenues, in the Americas and Europe, was attributable to the AmeriData divestitures.

Revenues from European operations represented 50% of the Company's total revenues in 1995; the Americas operations represented 38%, and Asia operations represented 12%. The increase in software and services revenues in Asia, the Americas, and Europe of 37.5%, 11.3%, and 8.8%, respectively, was offset in part by a decrease in hardware products sales of 28.9%, 51.5%, and 2.7%, respectively. The decrease in hardware products sales in the Americas was due primarily to lower sales in Canada and Mexico in addition to the AmeriData divestitures. On a pro forma basis, European operations represented 38% of the Company's total revenues in 1995; the Americas operations represented 45%, and Asia operations represented 17%.

Certain revenues have been reclassified in selected categories to conform with the Company's standard presentation.


Cost of Revenues and Gross Profit

                          1996     Change     1995     Change     1994

Cost of revenues         $201.4    (39.0%)   $330.4    (13.6%)   $382.5
Percentage of revenues     65.9%               72.6%               73.0%
Gross profit             $104.3    (16.2%)   $124.4    (12.2%)   $141.7
Percentage of revenues     34.1%               27.4%               27.0%

Cost of revenues decreased by 39.0% and gross profit decreased by 16.2% in 1996. The primary factor contributing to the cost of revenues and gross profit decreases was the decline in total revenues, primarily in hardware products sales. Gross profit margins increased to 34.1% in 1996 from 27.4% in 1995, as the result of increased margins on software and services sales and the exclusion of lower profit margin hardware product sales associated with the AmeriData divestitures. On a pro forma basis, gross profit margins increased to 34.1% in 1996 from 32.5% in 1995 as the result of increased margins on software and services sales.

Cost of revenues decreased by 13.6% and gross profit decreased by 12.2% in 1995. The primary factor contributing to the cost of revenues and gross profit decreases was the decline in total revenues, primarily in hardware products sales, offset in part by an increase in software and services sales. Gross profit margins increased slightly to 27.4% in 1995 from 27.0% in 1994, primarily reflecting the exclusion of lower profit margin hardware products sales associated with the AmeriData divestitures. On a pro forma basis, gross margins increased to 32.5% in 1995 from 30.9% in 1994, primarily as the result of increased margins on maintenance and support sales.


Operating Expenses

                          1996     Change     1995     Change     1994

Selling, general
 and administrative      $ 86.9    (23.1%)   $113.0    (12.7%)   $129.5
Percentage of revenues     28.4%               24.8%               24.7%
Technical                $ 12.5     28.9%    $  9.7    (31.7%)   $ 14.2
Percentage of revenues      4.1%                2.1%                2.7%
Restructuring                -        -          -    (100.0%)   $ 70.1
Percentage of revenues       -                   -                 13.4%
Goodwill write-off           -        -          -    (100.0%)   $ 24.9
Percentage of revenues       -                   -                  4.8%

Selling, general and administrative (SG&A). The decrease in SG&A expense was a result of downsizing actions taken by the Company over the past several years and the exclusion of operating expenses associated with the operations sold in the AmeriData divestitures. As a percentage of revenue, SG&A expenses increased in 1996 as a result of investments made in support of service provider partners. On a pro forma

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONT'D (IN MILLIONS)


basis, the divested operations had lower SG&A expense to revenue levels and the exclusion of these operations would raise the Company's SG&A expense to revenue percentage.

Technical.   The  increase in technical expense was the  result  of  higher
spending   on  digital  commerce  products  and  services.   The  AmeriData
divestitures had no effect on technical expenses.

Restructuring charges. During the fourth quarter of 1994, the Company completed a thorough review of its worldwide business operations and market opportunities. The results of this review indicated that certain actions were needed to further reduce the geographic scope of operations, downsize employment levels worldwide, and revalue selected assets in order to remain competitive in the future. Based on this review, the Company adopted a formal restructuring plan resulting in a pre-tax restructuring charge of $70.1 million.

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

See note 18 of the Notes to Consolidated Financial Statements which sets forth the Company's restructuring activities and the reserve balances as of December 31, 1996, December 31, 1995, and December 31, 1994.

Future cash outlays under the restructuring plan are anticipated to be $8.9 million and $3.3 million in 1997 and 1998, respectively.

Goodwill write-off. During the fourth quarter of 1994, the Company concluded that the carrying values of the Evernet Systems, Inc. and Dataselskapet A/S goodwill balances were fully impaired and the remaining unamortized balances of $24.9 million were charged to earnings. The primary reasons for these write-offs included significant reductions in the employee and customer bases and a refocusing of the Company's overall systems integration strategy. For additional information regarding this charge, see note 19 of Notes to Consolidated Financial Statements.


Nonoperating Income (Expenses)

                          1996     Change     1995     Change     1994

  Interest expense       $ (0.2)             $ (1.0)             $ (1.3)
  Interest income           5.1                 5.7                 4.8
  Other income              7.2                 3.7                 0.1
Nonoperating income, net $ 12.1     44.0%    $  8.4    133.3%    $  3.6
Percentage of revenues      4.0%                1.8%                0.7%

Interest expense. Interest expense decreased in 1996 primarily due to lower average daily short-term borrowings.

Interest income. Interest income decreased in 1996 due to lower average interest rate yields.

Other income. Other income increased in 1996 primarily due to a gain of $2.0 million versus a gain of $0.4 million in 1995 from the sale of land, an exchange gain of $2.6 million in 1996 versus a gain of $0.2 million in 1995, rental income of $0.7 million in 1996 versus $0.2 million in 1995, offset in part by a loss in affiliates, primarily related to the Company's 50% interest in Metaphase Technology, Inc. of $0.3 million in 1996 versus a gain of $0.9 million in 1995.

The increase in nonoperating income, net, in 1995 was primarily due to a gain of $0.8 million for the increase in market value of certain short-term marketable securities versus a $1.2 million loss in 1994, a gain in affiliates of $0.9 million primarily related to the Company's 50% interest in Metaphase Technology, Inc. versus a $0.4 million loss in 1994, and a gain of $0.4 million from the sale of land.


Provision for Income Taxes

                            1996     Change     1995     Change     1994

Provision for income taxes $  1.1     (8.3%)   $  1.2     20.0%    $  1.0
Percentage of revenues        0.4%                0.3%                0.2%

The provisions for income taxes in 1996, 1995, and 1994 relate primarily to foreign income taxes on the earnings of the Company's foreign subsidiaries and foreign withholding taxes on certain United States income. See note 9 of Notes to Consolidated Financial Statements which describes the differences between the U.S. statutory and effective income tax rates.


Net Earnings (Loss) and Earnings (Loss) Per Share

                            1996     Change     1995     Change     1994

Net earnings (loss)        $ 16.0     79.8%    $  8.9    109.4%    $(94.4)
Percentage of revenues        5.2%                2.0%              (18.0%)
Earnings (loss) per share
  Primary                  $ 1.09              $ 0.67              $(6.87)
  Fully diluted            $ 1.09              $ 0.62              $(6.87)

Net earnings (loss). The net earnings for 1996 were $16.0 million compared to net earnings for 1995 of $8.9 million and net loss for 1994 of $94.4 million.

The 1996 net earnings were primarily attributable to lower operating expenses and higher nonoperating income. The 1995 net earnings were similarly attributable to lower operating expenses and higher nonoperating income. Also contributing to higher earnings in 1995 was the exclusion of operating expenses and interest expense associated with the operations sold in the AmeriData divestitures. The 1994 net loss was primarily attributable to the $70.1 million restructuring charge and $24.9 million goodwill write-off recorded in the fourth quarter of 1994 and lower gross profit margins on hardware products sales.


Outlook

The following factors, among others, should be considered in evaluating the Company's outlook.

General. The Company participates in the global market for enterprise network communications and has begun to focus its expertise in messaging and directory services on the emerging market for digital commerce. Specialized software vendors, large consulting firms, and systems integrators also compete in these market segments. There are many smaller firms also active in these market segments with no one firm having a dominant position.

Certain of the firms in these markets offer outsourcing and other types of long-term agreements with their customer base. The result of these activities is to develop a backlog of business that provides a more predictable future revenue base. Because the majority of the Company's core business activities will continue to be project-based, revenue predictability is difficult and quarterly volatility of earnings can be expected.

The Company entered into a transaction with Structural Dynamics Research Corporation (SDRC) in December 1996 to sell its 50-percent interest in Metaphase Technology, Inc. and certain assets of the Company's product data management (PDM) business. The transaction, valued at $31 million, consists of cash and a warrant to purchase SDRC stock. The sale will produce a gain, in the first quarter of 1997, for the Company of approximately $1.00 per share. The Company has used a portion of the cash received from the sale to repurchase 766,833 shares of common stock in 1997.

Revenues. The Company expects total revenues to decline from 1996 to 1997 due to the sale of the PDM business, the continuing erosion of the Company's installed base of proprietary hardware and software maintenance revenues, and continuing de-emphasis on hardware reselling. Software and services growth in Enterprise Integration Services is expected to nearly offset these decreases.

Cost  of  revenues.   The Company's cost of revenues  as  a  percentage  of
revenues is expected to decrease and gross margins as a percentage of revenues are expected to increase in 1997. Primary factors contributing to these changes include the de-emphasis of low margin hardware sales and expected cost improvements associated with software and services revenue. Due to varying gross profit margins of different types of product sales and varying gross profit margins of specific large projects quarter to quarter, total gross profit margins in 1997 could be volatile.

Selling, general and administrative expenses. SG&A expenses are expected to decrease in 1997 from 1996, primarily due to the divestiture of the PDM business. This decrease will be somewhat offset by increases in SG&A expenses associated with planned marketing activities and the support of service provider partners in the digital commerce market.

Technical expenses. Technical spending is expected to increase slightly in 1997, as the Company continues its investment in digital commerce products.

Income tax rate. In total, the Company has $100.5 million of gross deferred tax assets at December 31, 1996, which can be used to offset taxes on future earnings. While the Company maintains significant operations outside the United States, a number of these operations also have deferred tax assets as of December 31, 1996 resulting from lower than expected 1994 earnings, caused in part by the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONT'D (IN MILLIONS)


worldwide restructuring activity. In the long term this will significantly reduce the Company's tax expense. However, given the wide geographical dispersion of the Company's operations, the overall effective tax rate will be volatile. The AmeriData divestitures did not have a material impact on deferred tax assets.

Foreign exchange. A large percentage of the Company's business is transacted in currencies other than the U.S. dollar. As a result, the
Company's   financial  results  are  subject  to  foreign   exchange   rate
fluctuations.

Other.   See  Notes  to Consolidated Financial Statements  regarding  other factors concerning the Company.


Financial Condition

The Company's cash and short-term investments totaled $84.6 million at December 31, 1996 representing 38.4% of total assets. The Company has no long-term debt. Total cash and short-term investment balances increased by $0.6 million in 1996. The primary factors in the increase were net earnings of $16.0 million which includes depreciation and amortization of $7.9 million, foreign currency transaction gain of $2.6 million, proceeds from the sale of land of $2.3 million, and the issuance of Common Stock of $6.7 million. Partially offsetting the increase was $3.1 million from working capital items, the purchase of treasury stock of $1.8 million, restructuring payments of $11.0 million, capital expenditures of $9.1 million, and net pension activity of $3.1 million. The AmeriData divestitures, through the elimination of certain hardware distribution activities, significantly reduced the Company's investment in inventory and the associated risk of obsolescence associated with that inventory.

Stockholders' equity increased by $25.5 million in 1996. The increase was primarily due to net earnings of $16.0 million, the issuance of Common Stock of $6.7 million, the issuance of treasury stock of $1.4 million, and a minimum pension liability adjustment of $5.2 million, offset in part by the purchase of treasury stock of $1.8 million and a foreign currency translation adjustment of $2.1 million.

As of December 31, 1996, the Company had available up to $15.5 million in credit facilities, primarily short-term notes and overdraft facilities under bank lines of credit in certain international subsidiaries, as well as a domestic credit arrangement which provides up to $10.0 million in unsecured short-term credit.

The Company had $12.2 million of restructure obligations as of December 31, 1996, $8.9 million of which are expected to be cash outlays in 1997, primarily for severance costs, lease and other obligations related to excess facilities, and litigation costs. Restructuring payments will extend into 1998 to satisfy various long-term real estate obligations and severance issues. The Company believes that it can finance this cash requirement through a combination of existing cash reserves, cash flow from operations, and its borrowing capacity.

Except for the historical information contained within the Management's Discussion and Analysis of Financial Condition and Results of Operations, the accompanying consolidated financial statements, and the Notes to Consolidated Financial Statements, the matters discussed within this annual report are forward looking statements that involve risks and uncertainties including: business conditions and growth in the general economy and electronic messaging; volatility in gross margins as the Company's revenues and product mix change; additional restructuring actions or charges as the Company continues to evolve in its rapidly changing industry; competitive factors, such as alternative messaging and directory solutions, products and price pressures; availability of skilled personnel in various geographic areas; acceptance of the outsourcing of corporate messaging infrastructures; the success of the Company's business partners in sales and marketing activities; and other factors discussed herein.

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


(SIGNATURE)                             (SIGNATURE)

James E. Ousley                         Joseph F. Killoran
President and                           Vice President and
Chief Executive Officer                 Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Control Data Systems, Inc.:


We have audited the accompanying consolidated balance sheets of Control Data Systems, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Control Data Systems, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


(SIGNATURE)

Minneapolis, Minnesota
January 22, 1997

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)


                                                           Years Ended
                                             December 31,  December 31,  December 31,
                                                 1996          1995          1994

REVENUES:
  Net sales and rentals                       $130,585      $253,921      $319,302
  Services                                     175,111       200,894       204,925
    Total revenues                             305,696       454,815       524,227

COST OF REVENUES:
  Net sales and rentals                         70,619       175,471       232,650
  Services                                     130,750       154,909       149,878
    Total cost of revenues                     201,369       330,380       382,528

    Gross profit                               104,327       124,435       141,699

OPERATING EXPENSES:
  Selling, general and administrative           86,860       113,047       129,491
  Technical                                     12,483         9,673        14,241
  Restructuring                                      -             -        70,100
  Goodwill write-off                                 -             -        24,900

    Total operating expenses                    99,343       122,720       238,732

    Earnings (loss) from operations              4,984         1,715       (97,033)

NONOPERATING INCOME (EXPENSES):
  Interest expense                                (205)       (1,033)       (1,282)
  Interest income                                5,112         5,719         4,786
  Other income, net                              7,187         3,667           126

    Total nonoperating income, net              12,094         8,353         3,630

    Earnings (loss) before income taxes         17,078        10,068       (93,403)

PROVISION FOR INCOME TAXES                       1,100         1,200         1,000

    Net earnings (loss)                       $ 15,978      $  8,868      $(94,403)

Primary earnings (loss) per common share
  and common share equivalents                $   1.09      $   0.67      $  (6.87)

Fully diluted earnings (loss) per common
  share and common share equivalents          $   1.09      $   0.62      $  (6.87)

Weighted average common shares
  outstanding (in thousands):
    Primary                                     14,623        13,294        13,740
    Fully diluted                               14,623        14,298        13,740

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)


                                                     December 31,  December 31,
ASSETS                                                   1996          1995

Current assets:
  Cash and short-term investments                      $ 84,610      $ 84,034
  Trade and other receivables                            84,198        85,235
  Inventories                                            14,511        19,381
  Prepaid expenses and other current assets               3,809         5,893
    Total current assets                                187,128       194,543

  Investments and advances                                  601           138
  Property and equipment, net                            17,107        16,788
  Leased and data center equipment, net                     390           693
  Noncurrent trade receivables                            4,820         5,187
  Other noncurrent assets                                10,251        10,136
    Total assets                                       $220,297      $227,485


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable                                        $    289      $    686
  Accounts payable                                       15,773        19,934
  Customer advances and deferred income                   6,649         7,707
  Accrued taxes                                           6,610         5,883
  Accrued salaries and wages                             11,579        12,700
  Restructure reserves, current portion                   8,932        16,704
  Other accrued expenses                                 26,505        32,214
    Total current liabilities                            76,337        95,828

  Deferred income taxes                                     469           452
  Restructure reserves, less current portion              3,290         6,412
  Pension liabilities                                    28,582        38,944
  Other noncurrent liabilities                            2,599         2,351
      Total liabilities                                 111,277       143,987

Stockholders' equity:
  Preferred stock, par value $.01 per share, authorized
    5,000,000 shares; none issued and outstanding             -             -
  Common stock, par value $.01 per share, authorized
    50,000,000 shares; issued 14,883,500 and
    14,249,986 shares as of December 31, 1996
    and December 31, 1995, respectively                     149           143
  Additional paid-in capital                            171,845       164,247
  Accumulated deficit                                   (46,395)      (62,373)
  Minimum pension liability adjustment                   (6,631)      (11,854)
  Foreign currency translation adjustment                (1,438)          659
  Unearned compensation-restricted stock                   (106)         (213)
  Unrealized gains on investments                            36             -
  Treasury stock, at cost (1,203,390 and 1,185,224 shares
    as of December 31, 1996 and December 31, 1995,
    respectively)                                        (8,440)       (7,111)
    Total stockholders' equity                          109,020        83,498
    Total liabilities and stockholders' equity         $220,297      $227,485

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars and shares in thousands)


                                                                                     Retained
                                                  Shares                Additional   Earnings
                                      Outstand-  Treasury        Common   Paid-In  (Accumulated
                                        ing       Stock  Issued   Stock   Capital    Deficit)   Other*  Total

Balance at January 1, 1994              13,599       -   13,599  $  136   $159,683  $ 23,162 $ (7,805)  $175,176

 Issuance of common stock under the
  Employee Stock Purchase Plan              84       -       84       -        595         -        -        595
 Exercises of stock options                120       -      120       2        827         -        -        829
 Minimum pension liability adjustment        -       -        -       -          -         -   (2,235)    (2,235)
 Foreign currency translation
  adjustment                                 -       -        -       -          -         -    2,344      2,344
 Net loss                                    -       -        -       -          -   (94,403)       -    (94,403)

Balance at December 31, 1994            13,803       -   13,803     138    161,105   (71,241)  (7,696)    82,306

 Issuance of common stock under the
  Employee Stock Purchase Plan              57       -       57       -        344         -        -        344
 Exercises of stock options                340       -      340       4      2,480         -        -      2,484
 Minimum pension liability adjustment        -       -        -       -          -         -   (4,897)    (4,897)
 Foreign currency translation
  adjustment                                 -       -        -       -          -         -    1,398      1,398
 Restricted stock award                     50       -       50       1        318         -     (213)       106
 Purchase of treasury stock, at cost    (1,185)  1,185        -       -          -         -   (7,111)    (7,111)
 Net earnings                                -       -        -       -          -     8,868        -      8,868

Balance at December 31, 1995            13,065   1,185   14,250     143    164,247   (62,373) (18,519)    83,498

 Issuance of common stock under the
  Employee Stock Purchase Plan              28       -       28       -        442         -        -        442
 Exercises of stock options                305       -      305       3      2,411         -        -      2,414
 Exercises of stock warrants               300       -      300       3      3,856         -        -      3,859
 Minimum pension liability adjustment        -       -        -       -          -         -    5,223      5,223
 Foreign currency translation
  adjustment                                 -       -        -       -          -         -   (2,097)    (2,097)
 Restricted stock award                      -       -        -       -          -         -      107        107
 Change in unrealized gains on
  investments                                -       -        -       -          -         -       36         36
 Issuance of treasury stock for
  Personal Investment Plan                  77     (77)       -       -        889         -      461      1,350
 Purchase of treasury stock, at cost       (95)     95        -       -          -         -   (1,790)    (1,790)
 Net earnings                                -       -        -       -          -    15,978        -     15,978

Balance at December 31, 1996            13,680   1,203   14,883  $  149   $171,845  $(46,395)$(16,579)  $109,020


                                         Minimum     Foreign    Unearned
                                         Pension    Currency  Compensation Unrealized
                                        Liability  Translation Restricted   Gains on  Treasury
*Other Stockholders' Equity Items       Adjustment  Adjustment   Stock    Investments   Stock     Total

Balance at January 1, 1994               $(4,722)   $(3,083)   $    -      $     -    $     -     $ (7,805)

 Minimum pension liability adjustment     (2,235)         -         -            -          -       (2,235)
 Foreign currency translation
  adjustment                                   -      2,344         -            -          -        2,344

Balance at December 31, 1994              (6,957)      (739)        -            -          -       (7,696)

 Minimum pension liability adjustment     (4,897)         -         -            -          -       (4,897)
 Foreign currency translation
  adjustment                                   -      1,398         -            -          -        1,398
 Restricted stock award                        -          -      (213)           -          -         (213)
 Purchase of treasury stock,
  at cost                                      -          -         -            -     (7,111)      (7,111)

Balance at December 31, 1995             (11,854)       659      (213)           -     (7,111)     (18,519)

 Minimum pension liability adjustment      5,223          -         -            -          -        5,223
 Foreign currency translation
  adjustment                                   -     (2,097)        -            -          -       (2,097)
 Restricted stock award                        -          -       107            -          -          107
 Change in unrealized gains
  on investments                               -          -         -           36          -           36
 Issuance of treasury stock for
  Personal Investment Plan                     -          -         -            -        461          461
 Purchase of treasury stock, at cost           -          -         -            -     (1,790)      (1,790)

Balance at December 31, 1996             $(6,631)   $(1,438)   $ (106)     $    36    $(8,440)    $(16,579)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)


                                                              Years Ended
                                                December 31,  December 31,  December 31,
                                                    1996          1995          1994

Cash Flows from Operating Activities:
 Net earnings (loss)                            $  15,978     $   8,868     $ (94,403)
  Adjustments to reconcile net earnings
  (loss) to net cash provided by
  operating activities:
   Depreciation                                     7,605        10,955        14,349
   Amortization                                       308         1,090         3,624
   Foreign currency transaction gain               (2,571)         (190)         (563)
   Equity in losses (gains) of affiliates             299          (922)          429
   Restructuring                                        -             -        70,100
   Goodwill write-off                                   -             -        24,900
   Restructure reserves utilized                  (10,968)      (22,833)      (22,854)
   (Gain) loss on sale of marketable
    securities and other assets                    (1,706)          431        (1,140)
Net change in working capital items                (3,064)        9,191        21,983
   Net change in noncurrent trade receivables         161         2,297         3,787
   Net change in other noncurrent assets             (611)       (2,681)       (2,343)
   Other                                           (1,705)       (4,379)       (2,419)

    Net cash provided by operating
      activities                                    3,726         1,827        15,450

Cash Flows from Investing Activities:
 Expended for property and equipment               (8,600)      (10,353)       (7,679)
 Expended for leased and data center equipment       (516)       (1,618)       (1,368)
 Investment in affiliates                            (469)            -            (8)
 Proceeds from sale of property and equipment       2,306           706         1,919
 Acquisitions of businesses, net of cash
  provided                                              -          (546)       (3,844)
 Dispositions of businesses, net of cash
  given                                                 9         9,036             -
 Change in short-term investments                  (8,115)         (708)       (5,667)

    Net cash used in investing
      activities                                  (15,385)       (3,483)      (16,647)

Cash Flows from Financing Activities:
 (Repayments) borrowings under short-term
  financing arrangements, net                        (362)        3,221        (1,604)
 Proceeds from issuance of common stock,
  net of issuance costs                             6,715         2,828         1,424
 Purchase of treasury stock                        (1,790)       (7,111)            -

    Net cash provided by (used in) financing
      activities                                    4,563        (1,062)         (180)

Effect of Exchange Rate Changes on Cash              (443)          629          (510)

  Net change in cash and equivalents               (7,539)       (2,089)       (1,887)
  Cash and cash equivalents, beginning of year     15,188        17,277        19,164

  Cash and cash equivalents, end of year            7,649        15,188        17,277
  Short-term investments                           76,961        68,846        68,138

Cash and short-term investments, end of year    $  84,610     $  84,034     $  85,415

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

On August 31, 1995, the Company completed the sale of five international product distribution operations to AmeriData. The Company sold to AmeriData all of the issued and outstanding capital stock of Control Data operations in Austria, Norway, and United Kingdom (Plc). Additionally, the Company sold to AmeriData certain assets and AmeriData assumed certain liabilities of Control Data operations in Canada, Mexico, and United Kingdom (Ltd). Effective October 31, 1995, the Company completed the sale to AmeriData of all the issued and outstanding capital stock of the Control Data operations in Greece and Portugal. On March 25, 1996, the Company completed the sale to AmeriData of all the issued and outstanding capital stock of the Control Data operations in Denmark. Results of operations, assets, and liabilities for the operations sold are included in the Company's consolidated financial statements through the effective date of divestitures.

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

(c) Stock-Based Compensation

Compensation expense for stock option grants is recognized in accordance with Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees." Pro forma effects on net income and earnings per share are provided as if the fair value based method defined in Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," had been applied.

(d) Cash and Short-term Investments

Highly liquid investments with a maturity of three months or less when purchased are classified in the balance sheet as cash equivalents. Marketable equity and debt securities are classified in the balance sheet as short-term investments. In accordance with the provisions of SFAS No. 115, "Accounting for Certain Instruments in Debt and Equity Securities," marketable equity and debt securities have been categorized as available-for-sale and are stated at fair value. Prior to December 1995, marketable equity and debt securities were classified as trading securities. The aggregate fair value of the Company's marketable equity and debt securities at December 31, 1996 and 1995 totaled $37.5 million and $41.6 million, respectively.

(e) Inventories

Inventories are stated at cost not in excess of realizable values. Costs are based on actual or average methods. Inventories include maintenance service parts, purchased hardware and software products, and costs incurred for projects in process.

(f) Property and Equipment

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

(i) Research and Development

Under the criteria set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life, and changes in software and hardware technology. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial, and therefore, no software development costs have been capitalized by the Company to date. Research and development costs are expensed as incurred.

(j) Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Except for selective dividends, the Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes or foreign withholding taxes was required on such earnings during the three years ended December 31, 1996.

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

(n) Fiscal Year End

In 1995, the Company changed its fiscal year end to a calendar year end. Prior to this change the Company had adopted a 52/53 week fiscal year, which ended on the Saturday closest to December 31. Fiscal year 1994 comprised 52 weeks and ended on December 31, 1994.

(o) Fair Value of Financial Instruments

The following methods and assumptions were used in accordance with SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," to estimate the fair value of financial instruments:

   Cash and Cash Equivalents. The carrying amount approximates fair value because of the short maturity of those instruments.

   Marketable  Securities.   The fair values of marketable  securities  are
   based on quoted market prices.


2. ACQUISITIONS

On January 4, 1994, the Company acquired all of the outstanding capital stock of MICHAEL Business Systems Plc which was engaged in providing microcomputer-based products and network integration services. The acquisition was accounted for as a purchase and the net assets and results of operations have been included in the Company's consolidated financial statements from the acquisition date through the date of divestiture. The total consideration paid for this acquisition was $5.0 million in cash.
Net identifiable liabilities acquired of $4.9 million consisted of $12.3 million of assets acquired and $17.2 million of liabilities assumed. Goodwill from this acquisition of $9.9 million was amortized on a straight-line basis over a period of ten years. In the third quarter of 1995, this operation was sold as part of the AmeriData divestitures (see note 3) and the unamortized goodwill balance was charged to earnings (see note 19).

3. DIVESTITURES

On August 31, 1995, the Company completed the sale of five international product distribution operations to AmeriData. The Company sold to AmeriData all of the issued and outstanding capital stock of Control Data operations in Austria, Norway, and United Kingdom (Plc). Additionally, the Company sold to AmeriData certain assets, and AmeriData assumed certain liabilities, of Control Data operations in Canada, Mexico, and United Kingdom (Ltd). Effective October 31, 1995, the Company completed the sale to AmeriData of all of the issued and outstanding capital stock of the
Control Data operations in Greece and Portugal. On March 25, 1996, the Company completed the sale to AmeriData of all the issued and outstanding capital stock of the Control Data operations in Denmark. AmeriData assumed all assets and liabilities of the operations in Denmark as of, and in the normal course of business since, February 29, 1996. The total consideration received for these divestitures was $13.7 million in cash. Net identifiable assets and liabilities transferred to AmeriData were $59.4 million and $48.5 million, respectively. Results of operations, assets, and liabilities for the operations sold are included in the Company's consolidated financial statements through the effective date of the divestitures.

The following pro forma information represents the results of operations assuming that the divestitures described above occurred as of the beginning of the period. The pro forma financial statement is for informational purposes only to illustrate the estimated effects of the divestitures of these eight operations on Control Data on a stand-alone basis and may not be indicative of the results of operations that would have occurred had these divestitures taken place at the beginning of the period presented or of future results of operations.

Pro Forma Condensed Statement of Income (Unaudited)


(Dollars in thousands,                            Year Ended
  except per share data)                      December 31, 1995
                                   Historical     Adjustments    Pro Forma

Revenues                           $ 454,815      $(140,851)     $ 313,964
Earnings from operations               1,715          1,083          2,798
Net earnings                           8,868          1,535         10,403
Primary earnings per common
  share and common share equivalents    0.67                          0.78
Fully diluted earnings per common
  share and common share equivalents    0.62                          0.73

Pro Forma Revenues by Category and Gross Profit (Unaudited)


(Dollars in thousands)                            Year Ended
                                              December 31, 1995
Revenues                           Historical     Adjustments    Pro Forma

Software and services              $ 174,080      $ (26,056)     $ 148,024
Maintenance and support               75,452        (13,019)        62,433
Hardware products                    205,283       (101,776)       103,507

  Total revenues                   $ 454,815      $(140,851)     $ 313,964

Gross profit                       $ 124,435      $ (22,478)     $ 101,957

Gross profit %                         27.4%                         32.5%

Pro Forma Revenues by Geography (Unaudited)


(Dollars in thousands)                            Year Ended
                                              December 31, 1995
Revenues                           Historical     Adjustments    Pro Forma

Americas                           $ 173,401      $ (33,410)     $ 139,991
Europe                               227,538       (107,441)       120,097
Asia                                  53,876              -         53,876

  Total revenues                   $ 454,815      $(140,851)     $ 313,964

4. TRADE AND OTHER RECEIVABLES


                                       December 31,   December 31,
(Dollars in thousands)                     1996           1995

Trade receivables                         $81,433        $80,675
Other                                       6,504          9,354
Allowance for doubtful accounts            (3,739)        (4,794)
  Total                                   $84,198        $85,235

5. OTHER ACCRUED EXPENSES


                                       December 31,   December 31,
(Dollars in thousands)                     1996           1995

Accrued warranty, support
 and maintenance costs                    $10,135        $10,130
Bonuses and commissions                     1,927          1,866
Royalties                                     961          1,051
Insurance                                   1,364          1,360
Other                                      12,118         17,807
  Total                                   $26,505        $32,214

6. STOCKHOLDERS' EQUITY

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

As of December 31, 1996, the Company has reserved 3.2 million shares of the Company's Common Stock for issuance pursuant to awards under the Plan. This includes shares of replacement options provided to optionees pursuant to the provisions of the spin-off of the Company from Ceridian to replace and preserve the value of Ceridian stock options held by such optionees at the time of the spin-off. If an award under the Plan expires or terminates without being exercised in full or is forfeited, the shares subject thereto are generally available for new awards.

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

The Plan also provides recipients with the opportunity to receive cash or stock awards if the Company's financial goals or other business objectives are achieved over a longer-term performance period. The cost of these awards is charged to expense. The Compensation Committee will determine the performance goals, the performance period, the vesting of Units, and how Units will be valued. No Units had been issued as of December 31, 1996.



                                                         Weighted Average
                                                           of Exercise
                                 Shares of Common Stock       Price
Stock Options                    Available        Under     of Shares
                                 for Grant         Plan     Under Plan

Balance at January 1, 1994         59,443       2,063,799     $ 8.38

  Authorized for issuance         500,000               -          -
  Granted                        (754,899)        754,899     $ 7.69
  Exercised                             -        (121,050)    $ 6.84
  Canceled                        506,499        (506,499)    $ 9.77

Balance at December 31, 1994      311,043       2,191,149     $ 7.89

  Granted                        (480,500)        480,500     $10.99
  Exercised                             -        (389,861)    $ 7.30
  Canceled                        326,257        (326,257)    $ 8.54

Balance at December 31, 1995      156,800       1,955,531     $ 8.57

  Authorized for issuance         300,000               -          -
  Granted                        (245,500)        245,500     $19.98
  Exercised                             -        (304,816)    $ 7.92
  Canceled                         94,003         (94,003)    $13.20

Balance at December 31, 1996      305,303       1,802,212     $10.05

The following table summarizes information concerning outstanding and exercisable options as of December 31, 1996:


                             Weighted
                              Average   Weighted               Weighted
Range of                     Remaining  Average                 Average
Exercise            Number  Contractual Exercise   Number      Exercise
Prices           Outstanding    Life     Price   Exercisable      Price

$ 4.73-$ 7.63       434,598     6.99     $ 6.61     290,408      $ 6.29
$ 8.25-$ 8.25       582,273     5.66     $ 8.25     578,939      $ 8.25
$ 9.00-$10.00       399,174     7.31     $ 9.72     209,150      $ 9.81
$10.25-$22.50       371,167     8.81     $16.62      91,318      $12.01
$25.69-$25.69        15,000     9.81     $25.69           -           -

                  1,802,212                       1,169,815

The Company applies APB No. 25, and related interpretations, which require compensation expense for options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, no compensation expense has been recognized, except for restricted stock awards, for options granted in 1995 and 1996. The Company will continue to apply the existing accounting rules under APB No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied.

Had compensation expense for stock options granted in 1996 and 1995 been recorded, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The pro forma impact on net income and earnings per share assumes no options will be forfeited. The per-share weighted average fair value of stock options granted in 1996 and 1995 was $8.02 and $4.28, respectively. The fair value of the options granted is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0%, volatility of 45.0%, risk-free interest rate of 6.5%, and expected life of 4 years.


(Dollars in thousands, except per share data)      1996           1995

Net income                    As reported         $15,978        $8,868

                              Pro forma            15,110         8,584

Primary earnings per          As reported         $  1.09        $ 0.67
  share
                              Pro forma              1.03          0.65

Fully diluted earnings        As reported         $  1.09        $ 0.62
  per share
                              Pro forma              1.03          0.60

Pro  forma  net  income reflects only options granted  in  1996  and  1995.
Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the option's vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

Stock Warrants

In connection with the acquisition of Evernet Systems, Inc., the Company issued warrants granting the holders the right and option to purchase 300,000 shares of the Company's Common Stock at an exercise price of $12.86 per share, which were exercised in 1996.

Employee Stock Purchase Plan

Under the 1993 Employee Stock Purchase Plan (the "Purchase Plan") the Company has reserved 400,000 shares of Common Stock for issuance pursuant to the Purchase Plan. The primary purpose of the Purchase Plan is to provide an opportunity for eligible employees to become stockholders of the Company. Eligible employees may contribute up to 10% of their compensation toward the purchase of the Company's Common Stock. The Purchase Plan operates in phases of three months each, generally beginning on January 1, April 1, July 1, and October 1 of each year. At the end of each phase, an employee who elects to participate in the Purchase Plan can purchase up to 500 shares of Common Stock with his or her accumulated payroll deductions. The purchase price for those shares of Common Stock will be either 85% of the market price at the beginning of the phase or 85% of the market price at the end of the phase, whichever is less. As of December 31, 1996, shares purchased under the Purchase Plan totaled 198,692.

Personal Investment Plan

The Personal Investment Plan (the "Investment Plan") is a defined contribution plan with funding coming from participant contributions and Company profit sharing contributions. All United States employees with nine hundred hours or more of service are eligible to participate. Eligible employees may elect to contribute on a pretax basis, through payroll deductions, from one to seventeen percent of their annual compensation. Participant contributions are fully vested. Contributions are invested by the trustee in accordance with participant elections, in one or more of nine investment options. Participant contributions are subject to an Internal Revenue Service maximum annual limit. Participants may borrow up to fifty percent of their accumulated participant contributions and while employed by the Company and prior to age 59 1/2, withdrawals may be made only for "financial hardships."

Company contributions to the Investment Plan amounted to $1,386,475 and $1,349,896 in 1996 and 1995, respectively. The 1995 contribution was made through the issuance of 76,834 shares of the Company's Treasury Stock. No contribution was made in 1994.


7. INVESTMENT IN METAPHASE TECHNOLOGY, INC.

In 1992, the Company and Structural Dynamics Research Corporation (SDRC) established a joint venture company, Metaphase, to develop and market PDM software worldwide. As of December 31, 1996, the Company owned 50% of Metaphase.

During the second half of 1996, the Company was in discussions with SDRC about the Metaphase joint venture. As a result of these discussions, the Company did not anticipate funding Metaphase losses. Accordingly, the Company did not accrue its share of the Metaphase losses during the second half of 1996.

On December 16, 1996, the Company signed a definitive agreement to sell its 50-percent interest in Metaphase and certain assets of the Company's PDM business to SDRC. The transaction closed on January 22, 1997, effective as of January 1, 1997.


8. FINANCING ARRANGEMENTS

As of December 31, 1996, the Company's international subsidiaries have arranged with local banks up to $15.5 million for financing, primarily short-term notes and foreign overdraft facilities. Debt outstanding under these arrangements amounted to $0.3 million and $0.7 million at December 31, 1996 and December 31, 1995, respectively. There were no outstanding letters of credit at December 31, 1996. The average amount of short-term debt outstanding for 1996 was $1.0 million.

The Company has a U.S. bank line of credit which provides for borrowings of up to $10.0 million, none of which was outstanding at December 31, 1996. The line of credit bears interest at prime plus two percent and expires on April 12, 1997.


9. INCOME TAXES

As  discussed in note 1(j), the Company adopted SFAS No. 109, as of January
3,  1993.   This  change in accounting for income taxes had no  significant impact on the consolidated financial statements of the Company.

The components of earnings (loss) before income taxes and the provision (benefit) for income taxes are included in the following table:


Components of Earnings and Taxes                 Years Ended
                                   December 31,  December 31,  December 31,
(Dollars in thousands)                 1996          1995          1994

Earnings (loss) before income taxes:
  Domestic                            $13,362       $ 8,280      $(75,093)
  Foreign                               3,716         1,788       (18,310)
    Total                             $17,078       $10,068      $(93,403)

Income tax provision (benefit):
  Current:
    Domestic                          $   159       $   134      $    325
    Foreign                               924         1,231         1,059
  Deferred:
    Domestic                                -             -             -
    Foreign                                17          (165)         (384)
      Total                           $ 1,100       $ 1,200      $  1,000

Reconciliation of estimated income taxes at United States statutory tax rate to the income taxes provision is reported as follows:


Effective Rate Reconciliation                    Years Ended
                                   December 31,  December 31,  December 31,
(Dollars in thousands)                 1996          1995          1994

U.S. federal statutory rate               35%           35%           35%
Income tax provision (benefit)
  at U.S. statutory rat              $  5,977      $  3,524      $(32,691)
International rate differences,
  credits, translation, dividends,
  and other offsets                     3,776        10,840         1,650
Non-deductible goodwill                     -         1,562        10,121
Change in valuation reserve            (6,168)      (24,821)       20,717
Valuation reserve attributable
  to sold subsidiaries                   (695)        5,417             -
Losses for which no tax
  benefit was provided                      -             -           903
U.S. state income and franchise taxes       -             -           300
Other                                  (1,790)        4,678             -
  Provision for income taxes         $  1,100      $  1,200      $  1,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and December 31, 1995 are presented below:


                                             December 31,   December 31,
(Dollars in thousands)                           1996           1995

Deferred Tax Assets
Depreciation and amortization                $   4,808      $   5,878
Inventory valuation                             11,575         16,372
Pension plans                                      374            936
Deferred revenues                                  599          1,455
Allowance for doubtful accounts                  2,946          2,898
Restructuring and other accruals                10,998         13,688
Net operating loss carryforwards                56,961         55,508
Tax credit carryforwards                         7,845          4,000
Other                                            4,401          5,527
  Total gross deferred tax assets              100,507        106,262
  Less valuation allowance                     (94,720)      (100,888)

  Net deferred tax assets                        5,787          5,374

Deferred Tax Liabilities
Depreciation and amortization                     (225)          (323)
Inventory valuation                               (310)          (220)
Pension plans                                   (5,176)        (5,165)
Other                                             (545)          (118)
  Total deferred tax liabilities                (6,256)        (5,826)

    Net deferred income taxes                $    (469)     $    (452)

Although the Company has available gross deferred tax assets in the amount of $100.5 million which can be used to offset taxes on future earnings, the Company currently maintains sizable operations in several foreign countries whose tax on future earnings cannot be offset by these deferred tax assets.

Included in the gross deferred tax assets and the valuation reserve is $6.2 million for U.S. net operating losses subject to limitation under Section
382 of the Internal Revenue Code. Additionally, the remainder of the Company's U.S. deferred tax assets may become subject to limitation or permanent loss if certain changes in ownership, as defined by U.S. tax rules, occur in the future.


U.S. and Foreign Income Tax Carryforwards at December 31, 1996

                                                                 Expiration
(Dollars in thousands)                             Amount          Dates

U.S. Federal net operating loss carryforwards:    $77,401        2000-2010

U.S. Federal capital loss carryforward:            22,907           2001

Foreign net operating loss carryforwards:          12,436        1997-2006
                                                   41,887           None

Tax credit carryforwards of foreign operations:     1,784        2000-2006
                                                    5,922           None

Earnings of foreign subsidiaries considered to be reinvested for an indefinite period at December 31, 1996 total approximately $25.0 million. If those earnings were remitted, estimated withholding taxes of $3.2 million would be currently payable.

It is impracticable to compute the deferred tax asset or liability on the Company's investments in its foreign subsidiaries.


10.  COMMITMENTS AND CONTINGENCIES

Largely as a result of divestitures and other downsizing actions and the formation of certain cooperative ventures in recent years, the Company has agreed to incur or retain a variety of contingent liabilities. Generally, these liabilities include requirements for performance of various obligations assumed in some manner by the acquirer, such as customer contracts and leases of facilities and equipment; commitments to purchase products or services; commitments to invest or advance funds; and potential liabilities relating to the downsizing actions, such as litigation arising from workforce reductions, purchase price adjustments, or representation and warranty obligations.

The Company monitors such contingent liabilities and has established reserves for those which it believes are probable of payment. Management believes that in the aggregate the contingent liabilities will not have a materially adverse impact on the financial position of the Company.


11.  RELATED PARTY TRANSACTIONS

Silicon Graphics, Inc.

In  August  1992,  an agreement was signed between Silicon  Graphics,  Inc.
(SGI) and the Company to purchase 1,185,224 shares of the Company's Common Stock for an aggregate amount of $14.4 million. On February 14, 1995, the Company repurchased 1,185,224 shares of its Common Stock from SGI for an aggregate purchase price of $7.1 million.

The Company purchased a total of approximately $17.7 million of SGI products in 1996, $33.0 million in 1995, and $39.7 million in 1994.

Ceridian

Computing Devices International (CDI), a subsidiary of Ceridian, has been contracted to manufacture certain proprietary products for the Company. The Company purchased a total of approximately $3.5 million of CDI products in 1996, $2.3 million in 1995, and $6.5 million in 1994.


12.  LEASES

As Lessor: The Company leases equipment to others through operating leases with lease terms of one to five years. The Company pays taxes, licenses, and insurance associated with the equipment under lease. The Company's net investment in equipment needed to support leasing operations, included in lease and data center equipment, was as follows:


                                   December 31,        December 31,
(Dollars in thousands)                 1996                1995

Equipment                           $  18,663           $  29,160
Less accumulated amortization          18,274              28,481

Net investment                      $     389           $     679

The minimum future rentals on noncancelable leases with lease terms of one to five years existing as of December 31, 1996 are $0.9 million in 1997, $0.5 million in 1998, $0.4 million in 1999, $0.3 million in 2000, and $0.2 million in 2001.

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

The rental payments under these leases are charged to operations as incurred. The amounts of rental expense and sublease income for each of the years in the three year period ended December 31, 1996 appear in the following table.


                                                 Years Ended
                                   December 31,  December 31,  December 31,
(Dollars in thousands)                 1996          1995          1994

Rental expense                      $  10,901      $ 16,785       $ 23,693
Sublease rental income                 (2,840)       (3,072)        (4,296)

Net rental expense                  $   8,061      $ 13,713       $ 19,397

Future minimum payments under noncancelable operating leases and related sublease income, on operating leases with initial or remaining lease terms in excess of one year as of December 31, 1996 are described in the table below. These amounts do not include obligations which have been recorded as restructure liabilities, or amounts relating to leasing activity of the Company-owned headquarters facility, which have been recorded in nonoperating income.


                                                 Sublease
                                    Lease         Rental
(Dollars in thousands)             Payments       Income          Net

1997                               $7,227         $1,557         $5,670
1998                                5,878            588          5,290
1999                                3,917            403          3,514
2000                                2,931            150          2,781
2001                                2,417             79          2,338
Thereafter                          2,567             47          2,520

13.  SUPPLEMENTARY DATA TO CONSOLIDATED STATEMENTS OF OPERATIONS


Nonoperating Income (Expense)
                                                Years Ended
                                  December 31,  December 31,  December 31,
(Dollars in thousands)                1996          1995          1994

Foreign currency transaction
  gain                               $ 2,571       $   190       $   351
Asset sales                            2,843         1,197           345
Equity in (losses) earnings
  of affiliates                         (299)          922          (429)
Other income (expense)                 2,072         1,358          (141)
    Total                            $ 7,187       $ 3,667       $   126

Other Data
  Provisions for doubtful accounts   $ 1,127       $ 1,384       $ 1,906
  Research and development*           12,483         9,657        10,127
  Maintenance and repairs              6,703         6,473         7,245
  Royalties                            2,795         5,293         2,245
  Advertising                          1,817         1,937         2,656

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

Certain major international subsidiaries of the Company also offer defined benefit pension plans to their employees. Benefits under these plans are calculated on maximum or career-average earnings and years of participation in the plans. Funding amounts are based on determinations by independent consulting actuaries of requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") in the U.S. and local statutory requirements in other countries.

The  net  periodic  pension cost (credit) and related assumptions  for  all
defined  benefit  plans  appear  in  an  accompanying  table,  as  does   a
description of the funded status of those plans.


Net Periodic Pension Cost (Credit)
                                                 Years Ended
                                   December 31,  December 31,  December 31,
(Dollars in thousands)                 1996          1995          1994

Service cost                        $     725     $     882     $     967
Interest cost on projected benefit
  obligation                            8,177         8,942         9,079
Actual return on plan assets           (9,582)      (12,841)       (5,197)
Net amortization and deferral           3,108         5,270        (4,341)
  Total                             $   2,428     $   2,253     $     508

Rate Assumptions
Discount rate                            7.3%          7.3%          8.3%
Rate of salary progression               4.3%          4.4%          5.1%
Long-term rate of return on assets       7.8%          7.7%          8.1%

1995 pension expense was reduced by a curtailment/settlement gain of $0.3 million related to a non-U.S. plan. Retirement expense for all other plans amounted to $0.4 million in 1996, $0.3 million in 1995, and $0.5 million in 1994.

Funded Status of Defined Benefit Retirement Plans at Measurement Date


Plans in Which Asset Value Exceeds
Accumulated Benefit Obligation
                                             December 31,   December 31,
(Dollars in thousands)                           1996           1995

Actuarial present value of obligation:
  Vested benefit obligation                   $  22,189      $  23,933
  Accumulated benefit obligation              $  22,729      $  24,546
  Projected benefit obligation                $  23,685      $  25,570

Plan assets at fair value                        49,106         46,857
Plan assets in excess of
  projected benefit obligation                   25,421         21,287
Unrecognized net gain                            (6,745)        (4,332)
Unrecognized net asset                           (8,859)        (7,804)
Net pension asset recognized
  in the consolidated balance sheet           $   9,817      $   9,151


Plans in Which Accumulated Benefit
Obligation Exceeds Asset Value
                                             December 31,   December 31,
(Dollars in thousands)                           1996           1995

Actuarial present value of obligation:
  Vested benefit obligation                   $ 103,116      $ 104,382
  Accumulated benefit obligation              $ 103,541      $ 104,768
  Projected benefit obligation                $ 104,571      $ 105,869

Plan assets at fair value                        72,634         65,522
Projected benefit obligation in excess of
  plan assets                                    31,937         40,347
Unrecognized net gain                           (11,215)       (15,053)
Unrecognized prior service cost                  (1,529)        (1,498)
Unrecognized liability for defined
  benefit plans                                     282             66
Fiscal 1997 settlement reserve                      987          1,639
Adjustment to recognize minimum
  pension liability                               6,631         11,854
Net pension liability for defined
  benefit plans                                  27,093         37,355
Other non-defined benefit plans'
  obligations                                     1,489          1,589
Net pension liability recognized in
  the consolidated balance sheet              $  28,582      $  38,944

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


15.  Capital Assets


Capital Assets
                                             December 31,   December 31,
(Dollars in thousands)                           1996           1995

Property and equipment, at cost
  Land                                        $   1,216      $   1,254
  Buildings and improvements                     31,914         32,996
  Machinery and equipment                        47,493         52,999
    Total                                        80,623         87,249
Accumulated depreciation                         63,516         70,461
      Property and equipment, net             $  17,107      $  16,788

Leased and data center equipment,
  at cost                                     $  18,918      $  30,809
Accumulated depreciation                         18,528         30,116
      Leased and data center
        equipment, net                        $     390      $     693

16.  STATEMENTS OF CASH FLOW


Net Change in Working Capital Items
                                                 Years Ended
                                   December 31,  December 31,  December 31,
(Dollars in thousands)                 1996          1995          1994

Trade and other receivables          $ (2,921)      $ 7,599      $ 13,917
Inventories                             3,905         5,323        12,721
Prepaid expenses and other current
  assets                                1,696           (28)        1,130
Accounts payable                       (2,839)        6,645        (3,743)
Customer advances and
  deferred income                        (515)      (11,883)        3,164
Accrued taxes                           1,220         3,919         1,016
Accrued salaries and wages               (179)       (1,207)       (2,700)
Other accrued expenses                 (3,431)       (1,177)       (3,522)
  Net change in working
    capital items                    $ (3,064)      $ 9,191      $ 21,983


Noncash Operating, Investing, and Financing Activities
                                                 Years Ended
                                   December 31,  December 31,  December 31,
(Dollars in thousands)                 1996          1995          1994

Noncash utilization of restructure
  reserves                           $ (1,398)     $(22,390)     $(24,584)
Goodwill write-off                          -             -       (24,900)


Supplemental Disclosures of Cash Flow Information
                                                 Years Ended
                                   December 31,  December 31,  December 31,
(Dollars in thousands)                 1996          1995          1994

Cash paid (received) during year for:
  Interest paid                      $    208      $  1,038      $  1,426
  Income taxes paid                     3,638         1,856         6,325
  Income taxes refunded                (1,590)       (8,063)       (6,866)


17.  GEOGRAPHIC SEGMENT AND MAJOR CUSTOMER DATA

Information concerning United States and International operations appears in the accompanying Geographic Segment Data table. Information is presented on the same basis as utilized by the Company to manage the business. Export sales and certain income and expense items are reported in the geographic segment where the final sale is made rather than where the transaction originates. All inter-company profit has been eliminated. The amounts of the parent company's equity in net assets of and advances to international subsidiaries and branches were $383.3 million and $382.9 million at December 31, 1996 and December 31, 1995, respectively.

In 1995 and early 1996, the Company completed the sale of eight international product distribution operations to AmeriData. Results of operations, assets, and liabilities for the operations sold are included through the effective date of divestitures (see note 1(a)).


Geographic Segment Data
                                                       International (2)
                                United(1)    Pan
(Dollars in thousands)           States    American  Europe     Asia      Total  Consolidated

1996 Revenues                   $145,954  $    357  $113,129  $ 46,256  $159,742   $305,696
Earnings (loss) from operations    2,654      (311)      843     1,798     2,330      4,984
Identifiable assets              129,665     8,389    48,352    33,891    90,632    220,297

1995 Revenues                    139,863    33,538   227,538    53,876   314,952    454,815
Earnings (loss) from operations    1,125     1,415      (925)      100       590      1,715
Identifiable assets              116,615     9,165    62,686    39,019   110,870    227,485

1994 Revenues                    149,517    85,615   230,131    58,964   374,710    524,227
Earnings (loss) from operations  (78,020)    5,658   (25,081)      410   (19,013)   (97,033)
Identifiable assets              112,939    32,507   115,847    39,275   187,629    300,568


(1) United States earnings (loss) from operations include substantially all technical expenses, marketing expenses, and other corporate support and administrative costs.

(2) Pan American includes primarily the operations in Canada and Mexico. Europe includes primarily the operations in Denmark, France, Germany, and
United  Kingdom.   Asia  includes primarily the  operations  in  Korea  and
Taiwan.

Major Customers

The Company's customers are located throughout the world. No single customer accounted for more than ten percent of the Company's revenues in 1996, 1995, or 1994, except for revenue from sales to various U.S. government agencies which amounted to approximately 19.5% in 1996, 13.6% in 1995, and 12.0% in 1994.


18.  RESTRUCTURING RESERVES, CURRENT AND NONCURRENT

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

Under the 1994 restructuring plan, the Company took a $34.0 million charge to reduce the worldwide workforce. During 1995, severance cost activity included cash payments of $11.5 million related to the reduction of the worldwide workforce by approximately 230 individuals and a reclassification of $7.6 million of severance accrual which was no longer required primarily as a direct result of the divestiture activities discussed in note 3. This accrual was reclassified to other restructuring accruals to offset the cash and noncash activity associated with the AmeriData divestitures. As a result of these divestitures, the reduction in workforce related to the Company's restructuring charge will total approximately 475 individuals versus the original estimate of 600 individuals. Cash outlays for 1995 were below Company expectations due in part to lower than planned severance activity in its international operations because of delays in legally required procedures for such activities. During 1996, severance cost activity included cash payments of $6.8 million related to the reduction of the worldwide workforce by approximately 115 individuals.

Asset revaluations and write-offs accounted for $14.3 million of the 1994 restructuring charge. This charge reduced certain assets to their net realizable value and was a direct result of the Company refocusing its business strategy including discontinuance of marketing efforts related to proprietary systems. Both 1995 and 1996 activity included the write down of assets directly related to the AmeriData divestitures discussed in note 3.

Lease and other facility obligations accounted for $9.7 million of the 1994 restructuring charge. This charge was comprised of lease buyouts for facilities and other commitments under leases resulting from the Company's plan to reduce its geographic dispersion by consolidating sales and services offices into more central operations. During 1995, lease and other facility obligations activity included cash payments of $8.5 million related to commitments under leases throughout the United States, Canada, and Europe and a reclassification of a $2.5 million lease and other facility obligations accrual which was no longer required primarily as a direct result of the divestiture activity discussed in note 3. This accrual was classified to other restructuring accruals to offset the cash and noncash activity associated with the AmeriData divestitures. During 1996, lease and other facility obligations activity included cash payments of $2.5 million related to commitments under leases throughout the United States and Europe and reclassification that increased the accrual by $1.0 million for a change in estimate relating to facility issues in Europe. This increase was funded in part by the cash proceeds from the favorable settlement of a restructure-related pension asset and other miscellaneous reclassifications. The majority of the remaining lease obligations of $1.6 million relates to lease commitments in Europe.

Other charges accounted for $6.5 million of the 1994 restructuring charge and consisted of $3.5 million for pension accruals resulting from lump sum payments, $1.1 million for litigation matters, and several less significant items. During 1995, other activity included cash payments of $2.8 million for litigation and other less significant items and noncash activity primarily associated with the AmeriData divestitures including the write-off of goodwill of $9.3 million and net book value of operations sold of $10.1 million. During 1996, other activity included cash payments of $1.7 million for litigation matters associated with Europe and the AmeriData divestitures and several less significant items. The majority of the remaining accrual of $2.8 million relates to litigation matters.

Future cash outlays for the remaining restructuring reserve of $12.2 million at December 31, 1996 are anticipated to be $8.9 million and $3.3 million in 1997 and 1998, respectively.

The following represents the Company's restructuring activities for the periods indicated:


                                                               Lease       Foreign
                                                  Asset      and Other    Currency
                                    Severance  Revaluations   Facility  Translation
(Dollars in thousands)                 Costs  and Write-offs Obligations Adjustment   Other   Total

Balance at January 1, 1994            $17,229    $     -      $10,880     $     -   $ 4,167  $32,276

  Restructuring charge                 33,963     14,330        9,686       5,630     6,491   70,100
  Noncash items                             -    (14,330)        (337)     (5,630)   (4,287) (24,584)
  Cash payments/refunds, net          (17,863)         -       (6,389)          -     1,398  (22,854)

Balance at December 31, 1994           33,329          -       13,840           -     7,769   54,938

  Noncash items                             -       (836)           -      (1,515)  (20,039) (22,390)
  Reclassifications and transfers, net (7,619)       812       (2,534)      3,208    19,534   13,401
  Translation                           1,186         24          340      (1,693)      143        -
  Cash payments                       (11,496)         -       (8,515)          -    (2,822) (22,833)

Balance at December 31, 1995           15,400          -        3,131           -     4,585   23,116

  Noncash items                             -       (889)           -        (480)      (29)  (1,398)
  Reclassifications and transfers, net   (422)       869        1,024           -         1    1,472
  Translation                            (396)        20          (71)        480       (33)       -
  Cash payments                        (6,768)         -       (2,511)          -    (1,689) (10,968)

Balance at December 31, 1996          $ 7,814    $     -      $ 1,573     $     -   $ 2,835  $12,222

19.  GOODWILL

Prior to 1995, the Company acquired several companies which were engaged in the computer systems and network integration business. The Company classified the excess of the purchase price over the fair value of net assets acquired as goodwill.

In the third quarter of 1995, unamortized goodwill, related to MICHAEL Business Systems Plc and Antares Electronics, Inc., was written off as part of the AmeriData divestitures (see note 3).

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

Changes in the goodwill balances are summarized as follows:


                                                       Foreign
                                                        Currency
                                        Accumulated    Translation
(Dollars in thousands)        Gross     Amortization   Adjustment     Net

Balance at January 1, 1994    $29,589   $(1,742)       $    (5)       $27,842

  Acquisition of businesses     9,911         -              -          9,911
  Foreign currency
    translation adjustment          -         -            511            511
  Amortization of goodwill          -    (3,177)             -         (3,177)
  Goodwill write-off          (28,683)    3,783              -        (24,900)

Balance at December 31, 1994   10,817    (1,136)           506         10,187

  Foreign currency
    translation adjustment          -         -           (129)          (129)
  Amortization of goodwill          -      (770)             -           (770)
  Goodwill write-off          (10,817)    1,906           (377)        (9,288)

Balance at December 31, 1995  $     -   $     -        $     -         $    -

The Company did not make any significant business acquisitions during 1996 or 1995.

SUPPLEMENTARY QUARTERLY DATA (Unaudited)
(Dollars in thousands)


                                              1996                                 1995
                               FOURTH    THIRD   SECOND    FIRST   FOURTH     THIRD    SECOND     FIRST

REVENUES                      $79,852  $72,060  $75,531  $78,254  $90,423  $105,240  $129,088  $130,064
COST OF REVENUES               53,676   45,938   49,168   52,588   61,352    76,078    96,483    96,467
  Gross profit                 26,176   26,122   26,363   25,666   29,071    29,162    32,605    33,597

OPERATING EXPENSES:
  Selling, general and
    administrative             21,791   21,986   21,675   21,409   24,228    28,261    30,386    30,172
  Technical                     2,801    3,247    3,174    3,260    2,753     2,445     2,137     2,338
    Total operating expenses   24,592   25,233   24,849   24,669   26,981    30,706    32,523    32,510
  Earnings (loss) from
    operations                  1,584      889    1,514      997    2,090    (1,544)       82     1,087

NONOPERATING INCOME (EXPENSES):
  Interest expense                (26)     (26)     (40)    (112)     (70)     (236)     (453)     (274)
  Interest income               1,375    1,300    1,231    1,207    1,478     1,263     1,592     1,386
  Other income, net             3,590    1,061    1,349    1,186      278     1,449     1,240       700
    Total nonoperating
      income, net               4,939    2,335    2,540    2,281    1,686     2,476     2,379     1,812
    Earnings before
      income taxes              6,523    3,224    4,054    3,278    3,776       932     2,461     2,899

PROVISION FOR INCOME TAXES          -      300      400      400        -       300       200       700
    Net earnings              $ 6,523  $ 2,924  $ 3,654  $ 2,878  $ 3,776  $    632  $  2,261  $  2,199

PRICE RANGE OF COMMON STOCK

The Company's stock is traded on the Nasdaq National Market Tier of the Nasdaq stock market under the symbol CDAT. The following table sets forth, for the quarterly periods indicated, the high and low prices for the Common Stock.


Market price                1996                                  1995
ranges (1)   Fourth    Third   Second    First     Fourth    Third   Second    First

High         $28.63   $24.00   $27.50   $26.13     $21.38   $12.13   $10.75   $ 7.25
Low          $19.13   $12.75   $18.00   $14.25     $10.13   $ 8.63   $ 6.63   $ 5.88


(1) Source: Nasdaq National Market Tier of the Nasdaq stock market under the symbol CDAT.

As of December 31, 1996, the Company's Common Stock was held by approximately 14,630 stockholders of record or through nominee or street name accounts with brokers. The Company has not paid any dividends on its Common Stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future to common stockholders.